As filed with the Securities and Exchange Commission on February 25, 2025
FILE NO. 333-274888
FILE NO. 811-23905

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form
N-2
(Check appropriate box or boxes)
☒  REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
☐
Pre-Effective
Amendment No.
☒  Post-Effective Amendment No. 2
and
☒  REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
☒  Amendment No. 4

NYLI MacKay Muni Income Opportunities Fund
Exact Name of Registrant as Specified in Charter

51 Madison Avenue,
New York, New York 10010
(212)
576-7000
J. Kevin Gao, Esq.
30 Hudson Street
Jersey City,
NJ
07302
Copies of Communications to:
Thomas C. Bogle, Esq.
Corey F. Rose, Esq.
Dechert LLP
1900 K Street, NW
Washington, DC 20006
Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

☐ Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒  Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐  Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐  Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐  Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐  when declared effective pursuant to Section 8(c) of the Securities Act.
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.
☐  immediately upon filing pursuant to paragraph (b) of Rule 486
☒  on February 28, 2025, pursuant to paragraph (b) of Rule 486
☐  60 days after filing pursuant to paragraph (a) of Rule 486
☐  on (date) pursuant to paragraph (a) of Rule 486
If appropriate, check the following box:
☐  This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
☐  This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.
☐  This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.
☐  This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is:

.
Check each box that appropriately characterizes the Registrant:
☒  Registered
Closed-End
Fund
(closed-end
company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐  Business Development Company
(closed-end
company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☒  Interval Fund (Registered
Closed-End
Fund or a Business Development Company that makes periodic repurchase offers under Rule
23c-3
under the Investment Company Act).
☐  A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐  Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐  Emerging Growth Company (as defined by Rule
12b-2
under the Securities Exchange Act of 1934 (“Exchange Act”).
☐  If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☒  New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form N-2 of NYLI MacKay Muni Income Opportunities Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, to provide updated financial information and make certain other changes to the Registrant’s Prospectus and Statement of Additional Information.
This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C information relating to the Registrant.

Prospectus
NYLI MacKay Muni Income Opportunities Fund
Common Shares
February 28, 2025

	Class I	Class A1	Class A2	Class A3
NYLI MacKay Muni Income Opportunities Fund	MMIOX	MMIPX	MMIRX	MMIVX

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The Fund.
NYLI MacKay Muni Income Opportunities Fund (the “Fund”) is a recently organized, non-diversified,
closed-end
management investment company that continuously offers its common shares of beneficial interest (the “Common Shares”) and is operated as an “interval fund.” The Fund currently has four classes of Shares: Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares. The Fund may offer additional classes of Shares in the future.
Investment Objective.
The Fund seeks current income exempt from regular federal income tax. However, there can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful.
Fund Strategies and Policies.
The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).
Municipal bonds and other related investments include general obligation bonds, revenue bonds, industrial revenue bonds, industrial development bonds, private activity bonds, as well as short-term, tax-exempt
obligations such as municipal notes and variable rate demand obligations. Issuers may be states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities. The Fund may invest in tender option bond trusts (“TOB trusts”) and the residual interests therein.
Under normal market conditions, the Fund invests at least 50% of its Managed Assets (as defined below) in investment grade municipal bonds and related investments as rated by a nationally recognized statistical rating organization (“NRSRO”) at the time of purchase (such as bonds rated
BBB-
or higher, or Baa3 or higher), or if unrated, determined to be of comparable quality by MacKay Shields LLC (“MacKay Shields” or the “Subadvisor”).
In addition, the Fund may invest up to 50% of its Managed Assets in municipal bonds and other related investments rated below investment grade by at least one NRSRO at the time of purchase or if unrated, determined to be of comparable quality by the Subadvisor (commonly known as “high-yield bonds” or “junk bonds”). If NRSROs assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. The Fund may invest in fixed income securities of any duration or maturity. Municipal bonds and other related investments that are rated below investment grade are regarded as having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Because of the risks associated with investing in high-yield securities, an investment in the Fund should be considered speculative. Some of the Fund’s investments will have no credit rating at all.
Leverage.
The Fund currently employs leverage primarily through the use of tender option bonds (“TOBs”) to purchase additional securities. The Fund may use leverage to the extent permitted by the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may also obtain leverage through investments in residual interest certificates of TOB trusts, also called inverse floating rate securities, the issuance of debt securities, funds borrowed from banks or other financial institutions, reverse repurchase agreements (effectively a borrowing) and the issuance of preferred shares of beneficial interest (“Preferred Shares”), or a combination of thereof. The Fund may issue Preferred Shares without the approval of holders of Shares (“Common Shareholders”). If and when the Fund issues Preferred Shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the Preferred Shares will be borne by the Common Shareholders, and these costs and expenses may be significant. The Fund is permitted to issue Preferred Shares in an amount up to 50% of its Managed Assets, as determined immediately after issuance. “Managed Assets” means the total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding). In addition, the Fund may use derivatives such as financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments that may have the economic effect of leverage.
Leveraging is a speculative technique and there are special costs and risks involved.
For example, a decline in the value of the Fund
’
s assets would cause the Fund
’
s net asset value (
“
NAV
”
) to decline more if the Fund is using leverage than if it were not using leverage.
There can be no assurance that the Fund
’
s use of leverage will work as planned or achieve its goals.
See
“
Leverage Risk
.
”
Repurchase Offers.
The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to Common Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Subject to applicable law and approval of the Fund’s Board of Trustees, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 10% of the Fund’s outstanding Common Shares at net asset value. It is possible that a repurchase offer may be oversubscribed, with the result that Common Shareholders may only be able to have a portion of their Common Shares repurchased.
Manager and Subadvisor.
New York Life Investment Management LLC (“New York Life Investments” or the “Manager”), a Delaware limited liability company and indirect, majority-owned subsidiary of New York Life Insurance Company, serves as the manager of the Fund. The Manager has delegated its day-to-day
portfolio management responsibilities to MacKay Shields, a subsidiary of New York Life Insurance Company.
Fund Distributions
. Dividends and distributions are recorded on the
ex-dividend
date. The Fund currently intends to declare dividends daily and pay such dividends from net investment income at least monthly. The Fund also intends to declare and pay distributions from net realized capital gains, if any, at least annually. Dividends and distributions are determined in accordance with federal income tax regulations and may differ from determinations using GAAP. See “Distributions.” Class I, Class A1, Class A2 and Class A3 Shares each represent an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. Class A1, Class A2 and Class A3 Shares are primarily offered and sold to retail investors by certain broker-dealers that are members of the Financial Industry Regulatory Authority and that have agreements with the Fund’s distributor to sell Class A1, Class A2 and Class A3 Shares, but may be made available through other financial firms, including banks and trust companies and to specified benefit plans.
Purchasing Class
 I Shares.
Only certain investors are eligible to purchase Class I Shares. See “Plan of Distribution—Share Classes.” The minimum initial investment for Class I Shares is

•	$1,000,000 per account; or

•	For existing employees of the Manager or Subadvisor:

•	$1,000 per account minimum; and

•	$20 minimum for subsequent bi-weekly purchases.
The minimum investment amount may be modified for certain eligible investors. See “Plan of Distribution” in this prospectus for details. There is no minimum subsequent investment amount. See “Plan of Distribution—Purchasing Shares.”

Purchasing Class
 A1 Shares.
The minimum initial investment for Class A1 Shares is $15,000 per account, except that the minimum investment may be modified for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of New York Life Investments and its affiliates. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount for Class A1 Shares is $50. See “Plan of Distribution—Purchasing Shares.” An investor will pay a sales load of up to 3.00% on amounts invested. If you pay the maximum aggregate 3.00% sales load, you must experience a total return on your net investment of 3.00% in order to recover these expenses. A contingent deferred sales charge of 1.00% may be imposed on certain repurchases of Class A1 Shares made within 18 months of the date of purchase on shares purchased without an initial sales charge.
Purchasing Class
 A2 Shares.
The minimum initial investment for Class A2 Shares is $15,000 per account, except that the minimum investment may be modified for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of New York Life Investments and its affiliates. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount for Class A2 Shares is $50. See “Plan of Distribution—Purchasing Shares.”
Purchasing Class
 A3 Shares.
The minimum initial investment for Class A3 Shares is $15,000 per account, except that the minimum investment may be modified for certain financial firms that submit orders on behalf of their customers, the Trustees and certain employees and their extended family members of New York Life Investments and its affiliates. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount for Class A3 Shares is $50. See “Plan of Distribution—Purchasing Shares.”

	Per Class I Share	Per Class A1 Share	Per Class A2 Share	Per Class A3 Share	Total (1)
Public Offering Price	Current NAV	Current NAV, plus sales load	Current NAV	Current NAV	Unlimited
Sales Load	–	3.00%	–	–	Up to 3.00%
Proceeds to the Fund (Before Expenses)	$ amount invested at current NAV	$ amount invested at current NAV	$ amount invested at current NAV	$ amount invested at current NAV	Unlimited

(1)
Generally, the stated minimum initial investment by an investor in the Fund is $1,000,000 per account for Class I Shares (except as otherwise described in this prospectus), $15,000 per account for Class A1 Shares, $15,000 per account for Class A2 Shares and $15,000 per account for Class A3 Shares, which stated minimums may be reduced for certain investors. Investors purchasing Class A1 Shares may be charged a sales load of up to 3.00% of the investor’s gross purchase. A contingent deferred sales charge of 1.00% may be imposed on certain repurchases of Class A1 Shares made within 18 months of the date of purchase on shares purchased without an initial sales charge. Class I Shares, Class A2 Shares and Class A3 Shares are not subject to a sales load. The Fund is offering on a continuous basis an unlimited number of Shares.

Unlisted
Closed-End
Fund.
An investment in the Fund is subject to, among others, the following risks:

•	The Fund has limited operating history as an interval fund registered under the 1940 Act.

•	The Fund’s Shares are not listed for trading on any national securities exchange. The Fund’s Shares have no trading market and no market is expected to develop.

•	An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

•
Even though the Fund will make periodic repurchase offers for its outstanding Shares, subject to the limitations described herein, investors should consider Shares of the Fund to be an illiquid investment.

•	There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•	There is no assurance that the Fund will be able to make any distributions or maintain a certain level of distributions to Common Shareholders.
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.
Before buying any of the Fund’s Common Shares, you should read the discussion of the principal risks of investing in the Fund in “Principal Risks of the Fund” beginning on page 34 of this prospectus. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.
This prospectus sets forth concisely the information about the Fund that you should know before investing. You should read this prospectus carefully before deciding whether to invest in the Fund’s securities. You should retain this prospectus for future reference. A Statement of Additional Information (the “SAI”), dated February 28, 2025 as supplemented from time to time, containing additional information has been filed with the SEC and is incorporated by reference in its entirety into this prospectus. You may request a free copy of the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund or make shareholder inquiries, by calling toll-free at
833-401-8899
or by visiting
newyorklifeinvestments.com/contact-us.
Certain information about the Fund also will be available for free on the Manager’s website at newyorklifeinvestments.com (information included on such website does not form part of this prospectus) or from the SEC’s website (http://www.sec.gov).
The Fund’s securities do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution and are not federally insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.
You should rely only on the information contained or incorporated by reference in this prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. The Fund’s business, financial condition and prospects may have changed since that date.

NOT FDIC OR GOVERNMENT INSURED  MAY LOSE VALUE  NO BANK GUARANTEE

Prospectus Summary
This is only a summary. You should review the more detailed information contained elsewhere in this prospectus and in the Statement of Additional Information (“SAI”) prior to making an investment in the Fund, especially the information set forth under the heading “Principal Risks of the Fund.”
The Fund
NYLI MacKay Muni Income Opportunities Fund (the “Fund”) is a recently organized, non-diversified,
closed-end
management investment company that continuously offers its common shares of beneficial interest (“Common Shares”) and is operated as an “interval fund.” The Fund currently has four separate classes of Shares: Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares. The Fund may offer additional classes of Shares in the future pursuant to exemptive relief from the Securities and Exchange Commission (“SEC”).
The Offering
The Class I Shares are offered on a continuous basis at net asset value (“NAV”) per Share. The minimum initial investment for Class I Shares is:

•	$1,000,000 per account; or

•	For existing employees of the Manager or Subadvisor:

•	$1,000 per account minimum; and

•	$20 minimum for subsequent bi-weekly purchases.
The minimum investment amount may be modified for certain eligible investors. See “Plan of Distribution” in this prospectus for details. There is no minimum subsequent investment amount. See “Plan of Distribution—Purchasing Shares.”
The Class A1 Shares are offered on a continuous basis at NAV per Share plus a maximum sales load of 3.00% of the offering price. The minimum initial investment for Class A1 Shares is $15,000 per account, except that the minimum investment amount may be modified for certain eligible investors. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount will be $50. Class A1 Shares are subject to an initial sales charge. The initial sales charge will vary depending upon the size of your purchase. See “Plan of Distribution—Sales Charge—Class A1 Shares” for details. A contingent deferred sales charge of 1.00% may be imposed on certain repurchases of Class A1 Shares made within 18 months of the date of purchase on shares purchased without an initial sales charge.
The Class A2 Shares are offered on a continuous basis at NAV per Share. The minimum initial investment for Class A2 Shares is $15,000 per account, except that the minimum investment amount may be modified for Certain eligible investors. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount will be $50.
The Class A3 Shares are offered on a continuous basis at NAV per Share. The minimum initial investment for Class A3 Shares is $15,000 per account, except that the minimum investment amount may be modified for Certain eligible investors. See “Plan of Distribution” in this prospectus for details. The minimum subsequent investment amount will be $50.
If additional classes of Shares are offered by the Fund, those additional classes of Shares would be expected to be offered on a continuous basis at NAV per share, plus an initial sales charge, unless you are eligible for a waiver. The initial sales charge will vary depending upon the size of your purchase. Proceeds from the offering will be held by the Fund’s custodian. In this prospectus, we refer to holders of Shares as “Common Shareholders.”

Shares are being offered through NYLIFE Distributors LLC (the “Distributor”), on a best efforts basis. For additional information regarding Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares please see “Plan of Distribution” in this prospectus. While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, Class A2 Shares or Class A3 Shares, if you buy Class I Shares, Class A2 Shares or Class A3 Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information. The Fund reserves the right to reject a purchase order for any reason. On an ongoing basis, the Fund bears its own operating expenses (including, without limitation, its offering expenses).
Periodic Repurchase Offers; Unlisted Shares
The Fund is an “interval fund,” a type of fund which, in order to provide liquidity to Common Shareholders, has adopted a fundamental investment policy, which may only be changed by a majority vote of shareholders, to make quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at NAV. Subject to applicable law and approval of the Fund’s Board of Trustees (the “Board”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 10% of the Fund’s outstanding Common Shares at NAV. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Common Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Common Shareholders can tender their Common Shares in response to a repurchase offer) (the “Repurchase Request Deadline”).
The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00% of the repurchase proceeds, which the Fund would retain to help offset non-de
minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the Common Shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if New York Life Investments determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. The Fund’s Common Shares are not listed on any securities exchange, and the Fund does not anticipate that a secondary market will develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Investors should consider Common Shares of the Fund to be an illiquid investment. Thus, the Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.”
Investment Objective
The Fund seeks current income exempt from regular federal income tax. However, there can be no assurance that the Fund will achieve its investment objective or that the Fund’s principal investment strategies will be successful. See “Principal Risks of the Fund.”
Principal Investment Strategies
The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).
Municipal bonds and other related investments include general obligation bonds, revenue bonds, industrial revenue bonds, industrial development bonds, private activity bonds, as well as short-term, tax-exempt
obligations such as municipal notes and variable rate demand obligations. Issuers may be states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities. The Fund may invest in tender option bond trusts (“TOB trusts”) and the residual interests therein.

Under normal market conditions, the Fund invests at least 50% of its Managed Assets (as defined below) in investment grade municipal bonds and related investments as rated by a nationally recognized statistical rating organization (“NRSRO”) at the time of purchase (such as bonds rated
BBB- or
higher, or Baa3 or higher), or if unrated, determined to be of comparable quality by MacKay Shields LLC (“MacKay Shields” or the “Subadvisor”). In addition, the Fund may invest up to 50% of its Managed Assets in municipal bonds and other related investments rated below investment grade by at least one NRSRO at the time of purchase or if unrated, determined to be of comparable quality by the Subadvisor (commonly known as “high-yield bonds” or “junk bonds”). If NRSROs assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. The Fund may invest in fixed income securities of any duration or maturity.
The Fund may invest more than 25% of its Managed Assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).
In addition to other types of securities and investments described in this section, the Fund may invest up to 20% of its Managed Assets in securities, the income on which is subject to federal income tax, such as taxable municipal securities, corporate bonds and/or preferred stock. The Fund may invest without limit in debt instruments, the income on which is taxable under the federal alternative minimum tax applicable to noncorporate taxpayers.
The Fund may also invest in privately issued securities, including direct loans to state and local governments, and municipalities. The Fund may invest in other registered investment companies, including closed-end
funds and exchange-traded funds that invest primarily in the types of debt instruments in which the Fund may invest directly, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may invest in derivatives, such as futures, options and swap agreements, to seek enhanced returns or to reduce the risk of loss by hedging certain of its holdings.
Investment Process:
The Subadvisor employs a research-driven, relative value approach to dynamically allocate the Fund’s investments across investment grade and high-yield municipal securities and other related investments in seeking to achieve the Fund’s investment objective. The Subadvisor may engage in various portfolio strategies to seek to achieve the Fund’s investment objective, to enhance the Fund’s investment return and to hedge the portfolio against adverse effects from movements in interest rates and in the securities markets.
The municipal securities market is highly fragmented and comparatively inefficient. The comparative inefficiency of the municipal securities market gives rise to numerous pricing anomalies and discrepancies of the type that “relative value” strategies seek to capture. The Subadvisor will utilize a variety of investment strategies directed at identifying and exploiting such anomalies and discrepancies. “Relative value” trading generally involves purchasing assets that satisfy the portfolio’s requirements but are less expensive than otherwise similar assets. The Subadvisor will trade opportunistically by taking advantage of its knowledge and experience in the municipal securities market in attempting to identify investments with superior risk-adjusted returns. The Fund also invests in taxable municipal instruments that produce income not exempt from U.S. federal income tax.
On an ongoing basis, the Subadvisor meets to discuss and, where necessary, make changes to the Fund’s portfolio allocations. Typically, the Subadvisor considers a number of factors including overall market conditions, and the economic, technical, fundamental and regulatory factors that influence the relative value of municipal securities. In addition to setting target guidelines with respect to yield curve positioning, quality distribution, sector weights, individual security exposures and leverage, the Subadvisor will establish the Fund’s target allocation between investment grade municipal securities and high-yield municipal securities. The asset allocation decision is based on the Subadvisor’s subjective assessment of the risk-adjusted expected returns of investment grade securities and high-yield municipal securities over the next twelve to eighteen months.
The Subadvisor’s investment process includes a risk analysis that gives consideration to a variety of security-specific risks, including but not limited to, environmental, social and governance (“ESG”) risks that may have a material impact on the performance of a security. In addition to proprietary research, the Subadvisor may use screening tools and, to the extent available, third-party data to identify ESG risk factors that may not have been captured through its own research. The Subadvisor’s consideration of ESG risk is weighed against other criteria and therefore does not mean that any sectors, industries or individual securities are explicitly excluded from the Fund.
The Subadvisor may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund. In considering whether to sell a security, the Subadvisor may evaluate, among other things, the condition of the economy and meaningful changes in the issuer’s financial condition.
Leverage
The Fund currently employs leverage primarily through the use of TOBs. The Fund may use leverage to the extent permitted by the 1940 Act. The Fund may obtain leverage through investments in residual interest certificates of TOB trusts, also called inverse floating rate securities, that have the economic effect of leverage because the Fund’s investment exposure to the underlying bonds held by the TOB trust have been effectively financed by the TOB trust’s issuance of floating rate certificates, the issuance of debt securities, borrowings from banks or other financial institutions, reverse repurchase agreements (effectively a borrowing) and the issuance of preferred shares of beneficial interest (“Preferred Shares”), which have seniority over the Common Shares, or a combination of thereof. In addition, the Fund may use derivatives such as financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments that may have the economic effect of leverage. Proceeds from all such forms of leverage may be used to purchase additional securities.
See
“
Leverage Risk
.
”
Inverse floating rate securities (sometimes referred to as “inverse floaters”) are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed for the purpose of holding municipal bonds. Investments in inverse floating rate securities have the economic effect of leverage.
Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment. Selling a portfolio security and agreeing to buy it back under a reverse repurchase agreement is economically equivalent to borrowing.
The Fund may reduce or increase the amount of leverage based upon changes in market conditions and the composition of the Fund’s holdings. The Fund’s leverage ratio will vary from time to time based upon such changes in the amount of leverage used, variations in the value of the Fund’s holdings and the levels of Common Share subscription and repurchase offer activity related to the Fund’s continuously offered interval fund structure. So long as the net income received on the Fund’s investments purchased with leverage proceeds exceeds the then current expense on any leverage, the investment of leverage proceeds will generate more net income than if the Fund had not used leverage. Under these circumstances, the excess net income will be available to pay higher distributions to Common Shareholders. However, if the net income received from the Fund’s portfolio investments purchased with leverage is less than the then current expense on outstanding leverage, the Fund may be required to utilize other Fund assets to make expense payments on outstanding leverage, which may result in a decline in Common Share NAV and reduced net investment income available for distribution to Common Shareholders.
The Fund pays a management fee to New York Life Investment Management LLC (“New York Life Investments” or the “Manager”) (which in turn pays a portion of such fee to MacKay Shields) based on a percentage of Managed Assets. “Managed Assets” means the total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding). Managed Assets include the proceeds realized and managed from the Fund’s use of most types of leverage (excluding the leverage exposure attributable to the use of futures, swaps and similar derivatives). Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s investment of the proceeds of its leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. The Subadvisor is responsible for using leverage to pursue the Fund’s investment objective. The Subadvisor will base its decision regarding whether and how much leverage to use for the Fund, and the terms of that leverage, on its assessment of whether such use of leverage is in the best interests of the Fund. However, a decision to employ or increase leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the Manager’s and Subadvisor’s fees. Thus, there may be a conflict of interest in determining whether to use or increase leverage. The Manager and Subadvisor will seek to manage that potential conflict by recommending to the Board to leverage the Fund (or increase such leverage) only when they determine that such action would be in the best interests of the Fund, and by periodically reviewing with the Board the Fund’s performance and the impact of the use of leverage on that performance.
The Fund may borrow for temporary purposes as permitted by the 1940 Act.
Distributions
Dividends and distributions are recorded on the
ex-dividend
date. The Fund currently intends to declare dividends daily and pay such dividends from net investment income at least monthly. The Fund also intends to declare and pay distributions from net realized capital gains, if any, at least annually. Dividends and distributions are determined in accordance with federal income tax regulations and may differ from determinations using GAAP. This policy is designed to result in the distribution of substantially all of the Fund’s net income over time. The Fund may declare and pay dividends, capital gains or other taxable distributions more frequently, if necessary or appropriate in the Board’s discretion.
The Fund will continue to pay at least the percentage of its net investment income and any gains necessary to maintain its status as a regulated investment company for U.S. federal income tax purposes.
The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time upon notice to Common Shareholders, upon a determination by the Board that such change is in the best interests of the Fund and its Common Shareholders.
Automatic Reinvestment
The Fund’s Dividend Reinvestment Plan (the “Plan”) will be an “opt out” dividend reinvestment plan. Common Shareholders will automatically be enrolled and entitled to participate in the Plan. As a result, if the Fund declares a distribution, a Common Shareholder’s cash distribution will be automatically reinvested in additional common shares unless the registered holder specifically “opts out” of the Plan so as to receive cash distributions. For further information, contact your financial advisor or call New York Life Investments Funds at
833-401-8899.
If you request that your distributions be paid by check but those distributions cannot be delivered because of an incorrect mailing address, or if a distribution check remains uncashed for six months, a notification of outstanding check will sent to you. See “Dividend Reinvestment Plan” for more information.
Manager and Subadvisor
Manager.
New York Life Investments serves as the Fund’s Manager. In accordance with the stated investment objective, policies and restrictions of the Fund and subject to the oversight of the Board, the Manager provides various advisory services to the Fund. New York Life Investments, a Delaware limited liability company, commenced operations in April 2000 and is an indirect, wholly-owned subsidiary of New York Life Insurance Company. As of December 31, 2024 the Manager and its affiliates managed approximately $740 billion in assets. New York Life Investments is located at 51 Madison Avenue, New York, New York 10010.
Subadvisor.
The Manager has delegated its
day-to-day
portfolio management responsibilities to MacKay Shields. The Subadvisor is responsible for the day-to-day
management of the Fund’s portfolio. MacKay Shields is located at 299 Park Avenue, New York, New York 10171. MacKay Shields was privately held until 1984 when it became a subsidiary of New York Life Insurance Company. As of December 31, 2024, MacKay Shields managed approximately $150.6 billion in assets.
Management Fees.
Pursuant to the Fund’s investment management agreement (the “Management Agreement”) with the Manager, the Fund will pay the Manager a fee for its investment management services equal to an annual rate of 0.75% of the average daily value of the Fund’s Managed Assets (defined as total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding)).
Pursuant to an investment subadvisory agreement (the “Subadvisory Agreement”) between New York Life Investments and MacKay Shields, the Manager will pay the Subadvisor 0.375% of the average daily value of the Fund’s Managed Assets, less the amount of any fee waivers and expense reimbursements by the Manager. The subadvisory fee payable to the Subadvisor will be paid by the Manager.
Each of the investment management fee that the Fund pays the Manager and the subadvisory fee that the Manager pays the Subadvisor will be calculated and accrued daily and paid monthly in arrears. For more information on fees and expenses, including fees attributable to Common Shares, see “Summary of Fund Expenses” and “Management of the Fund.”
Distributor, Custodian and Transfer Agent
NYLIFE Distributors LLC, serves as the Fund’s principal underwriter and distributor. JPMorgan Chase Bank, National Association serves as the Fund’s custodian, and Ultimus Fund Solutions, LLC (“Ultimus” or the “Transfer Agent”) serves as the transfer agent. See “Distributor, Custodian and Transfer Agent.”
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. Common Shareholders will not have the right to redeem their Common Shares on a daily basis. However, in order to provide some liquidity to Common Shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Common Shares.
The Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Investors should consider Common Shares to be an illiquid investment. There is no guarantee that you will be able to sell your Common Shares at any given time or in the quantity that you desire or that that the Fund will be able to make any distributions or maintain a certain level of distributions to Common Shareholders. In addition, the Fund’s repurchase offers may subject the Fund and Common Shareholders to special risks. See “Principal Risks of the Fund—Repurchase Offers Risk.” An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Common Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment objectives and personal financial situation and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs.
Principal Risks of the Fund
The Fund is designed as a long-term investment vehicle and not as a trading tool. An investment in the Fund’s Common Shares should not constitute a complete investment program for any investor and involves a high degree of risk. The value of an investment in the Fund’s Common Shares could decline substantially and cause you to lose some or all of your investment. Before investing in the Fund’s Common Shares you should consider carefully the following principal risks of investing in the Fund. Risk is inherent in all investing. The following discussion summarizes the principal risks that you should consider before deciding whether to invest in the Fund. For additional information about the risks associated with investing in the Fund, see “Portfolio Composition and Other Information” in the SAI.

Limited Operating History:
 The Fund is a recently organized,
non-diversified,
closed-end
management investment company with a limited operating history, and as a result, the Fund has minimal financial information on which investors can evaluate an investment in the Fund or prior performance. Investors must rely on the Manager and Subadvisor to implement the Fund’s investment strategies, to evaluate all of the Fund’s investment opportunities and to structure the terms of the Fund’s investments rather than evaluating the Fund’s investments in advance. Because investors are not able to thoroughly evaluate the Fund’s investments in advance of acquiring Common Shares, the offering of Common Shares may entail more risk than other types of offerings. This additional risk may hinder investors’ ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives. Additionally, the results of any other businesses or companies that have or have had an investment objective which is similar to, or different from, the Fund’s investment objective are not indicative of the results that the Fund may achieve. The Fund expects to have a different investment portfolio from other businesses or companies. Accordingly, the Fund’s results may differ from and are independent of the results obtained by such businesses or companies. Moreover, past performance is no assurance of future returns.
Municipal Bond Risk:
 Municipal bond risks include the inability of the issuer to repay the obligation, the relative lack of information about certain issuers, and the possibility of future tax and legislative changes, which could affect the market for and value of municipal securities. Additional risks include:

•	General Obligation Bonds Risk —timely payments depend on the issuer’s credit quality, ability to raise tax revenues and ability to maintain an adequate tax base;

•
Revenue Bonds (including Industrial Development Bonds) Risk
—timely payments depend on the money earned by the particular facility or class of facilities, or the amount of revenues derived from another source, and may be negatively impacted by the general credit of the user of the facility;

•
Private Activity Bonds Risk
—municipalities and other public authorities issue private activity bonds to finance development of industrial facilities for use by a private enterprise, which is solely responsible for paying the principal and interest on the bond, and payment under these bonds depends on the private enterprise’s ability to do so;

•
Moral Obligation Bonds Risk
—moral obligation bonds are generally issued by special purpose public authorities of a state or municipality. If the issuer is unable to meet its obligations, repayment of these bonds becomes a moral commitment, but not a legal obligation, of the state or municipality; and

•
Municipal Notes Risk
—municipal notes are shorter-term municipal debt obligations that pay interest that is, in the opinion of bond counsel, generally excludable from gross income for federal income tax purposes (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax) and that have a maturity that is generally one year or less. If there is a shortfall in the anticipated proceeds, the notes may not be fully repaid and the Fund may lose money.

Municipalities may experience political, economic and financial difficulties in the current economic environment. The ability of a municipal issuer to make payments and the value of municipal bonds can be affected by uncertainties in the municipal securities market and economic and societal events, such as infectious diseases and increased unemployment. Actions that municipalities may take in response to such events could result in disruption or reduced operations and productivity for businesses, thereby causing reduced tax revenues and increased budgetary pressures, which may adversely affect the issuer’s financial condition or ability to meet its financial obligations. Such events and uncertainties could cause increased volatility and reduced liquidity in the municipal securities market and could negatively impact the Fund’s net asset value and/or the distributions paid by the Fund.
Certain of the issuers in which the Fund may invest have recently experienced, or may experience, significant financial difficulties and repeated credit rating downgrades.

To be tax exempt, municipal bonds must meet certain regulatory requirements. If a municipal bond fails to meet such requirements, the interest received by the Fund from its investment in such bonds and distributed to shareholders may be taxable. It is possible that interest on a municipal bond may be declared taxable after the issuance of the bond, and this determination may apply retroactively to the date of the issuance of the bond, which would cause a portion of prior distributions made by the Fund to be taxable to shareholders in the year of receipt.
Municipal Bond Focus Risk:
 From time to time the Fund may invest a substantial amount of its assets in municipal bonds on which interest is paid solely from revenues of similar projects. If the Fund focuses its investments in this manner, it assumes the legal and economic risks relating to such projects, which may have a significant impact on the Fund’s investment performance. In addition, the Fund may invest more heavily in bonds from certain cities, states or regions than others, which may increase the Fund’s exposure to losses resulting from economic, political or regulatory occurrences impacting these particular cities, states or regions.
Special Situations Municipal Securities Risk:
The availability of special situations municipal securities that present attractive investment opportunities has historically been sporadic and may in the future be rare or at times non-existent.
As such, the portion of the Fund’s assets invested in special situations municipal securities may fluctuate significantly over time according to the availability of attractive special situations municipal securities opportunities. At times when the portion of the Fund’s assets invested in special situations municipal securities is low, due to lack of availability of special situations municipal securities or otherwise, that low level exposure to such securities may impede the Fund’s ability to fully pursue its investment objective.
Interest Rate Risk:
Interest rate risk is the risk that the value of the Fund’s investments in fixed income or debt securities will change because of changes in interest rates. There is a risk that interest rates across the financial system may change, possibly significantly and/or rapidly. Changes in interest rates or a lack of market participants may lead to decreased liquidity and increased volatility in the fixed-income or debt markets, making it more difficult for the Fund to sell its fixed-income or debt holdings. Decreased liquidity in the fixed-income or debt markets also may make it more difficult to value some or all of the Fund’s fixed-income or debt holdings. For most fixed-income investments, when market interest rates fall, prices of fixed-rate debt securities rise. However, when market interest rates fall, prices of certain variable and fixed-rate debt securities may be adversely affected (i.e., falling interest rates bring the possibility of prepayment risk, as an instrument may be redeemed before maturity).
Credit Risk:
Issuers of fixed income securities in which the Fund may invest may default, or may be in default at the time of purchase, on their obligations to pay principal or interest when due. This non-payment
would result in a reduction of income to the Fund, a reduction in the value of a fixed income security experiencing non-payment
and, potentially, a decrease in the NAV of the Fund. To the extent that the credit rating assigned to a fixed income security in the Fund’s portfolio is downgraded, the market price and liquidity of such security may be adversely affected.
Issuer Risk:
The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, major litigation, investigations or other controversies, changes in financial condition or credit rating, changes in government regulations affecting the issuer or its competitive environment and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives, financial leverage or reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
Market Risk:
Changes in markets may cause the value of investments to fluctuate, which could cause the Fund to underperform other funds with similar investment objectives and strategies. Such changes may be rapid and unpredictable. From time to time, markets may experience periods of stress as a result of various market, economic and geopolitical factors (including responses to government actions or interventions) for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased requests for repurchases of shares. Certain securities may be difficult to value under such conditions, and such conditions may add significantly to the risk of volatility in the net asset value of the Common Shares and adversely affect the Fund and its investments.
High-Yield Municipal Bond Risk:
 High-yield or
non-investment
grade municipal bonds (commonly referred to as “junk bonds”) may be subject to increased liquidity risk as compared to other high-yield debt securities. There may be little or no active trading market for certain high-yield municipal bonds, which may make it difficult for the Fund to sell such bonds at or near their perceived value. In such cases, the value of a high-yield municipal bond may decline dramatically, even during periods of declining interest rates. The high-yield municipal bonds in which the Fund intends to invest may be more likely to pay interest that is includable in taxable income for purposes of the federal alternative minimum tax than other municipal bonds.
Debt Securities Risk:
The risks of investing in debt or fixed-income securities include (without limitation): (i) credit risk, e.g., the issuer or guarantor of a debt security may be unable or unwilling (or be perceived by market participants, rating agencies, pricing services or otherwise as unable or unwilling) to make timely principal and/or interest payments or otherwise honor its obligations, or changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may affect the value of the Fund’s investments; (ii) maturity risk, e.g., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, e.g., low demand for debt securities may negatively impact their price; (iv) interest rate risk, e.g., when interest rates go up, the value of a debt security generally goes down, and when interest rates go down, the value of a debt security generally goes up (long-term debt securities are generally more susceptible to interest rate risk than short-term debt securities); and (v) call or prepayment risk, e.g., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Fund’s income if the proceeds are reinvested at lower interest rates.
Private Placement and Restricted Securities Risk:
The Fund may invest in privately issued securities, including those which may be resold only in accordance with Rule 144A under the Securities Act of 1933, as amended. Securities acquired in a private placement generally are subject to strict restrictions on resale, and there may be no market or a limited market for the resale of such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so or at the most favorable price. This potential lack of liquidity also may make it more difficult to accurately value these securities.
Liquidity and Valuation Risk:
The Fund’s investments may be illiquid at the time of purchase or liquid at the time of purchase and subsequently become illiquid due to, among other things, events relating to the issuer of the securities, market events, operational issues, economic conditions, investor perceptions or lack of market participants. The lack of an active trading market may make it difficult to sell or obtain an accurate price for a security. If market conditions or issuer specific developments make it difficult to value securities, the Fund may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security’s sale. As a result, an investor could pay more than the market value when buying shares or receive less than the market value when selling shares. This could affect the proceeds of any repurchase or the number of shares an investor receives upon purchase. The Fund is subject to the risk that it could not meet repurchase requests within the allowable time period without significant dilution of remaining investors’ interests in the Fund. To meet repurchase requests or to raise cash to pursue other investment opportunities, the Fund may be forced to sell securities at an unfavorable time and/or under unfavorable conditions, which may adversely affect the Fund’s performance. These risks are heightened for fixed income instruments when interest rates are low or rapidly increasing.
Variable Rate Demand Instruments Risk:
A variable rate demand instrument is generally subject to certain of the risks associated with debt securities. Variable rate demand instruments are also subject to potential delays between the instrument’s periodic interest rate reset and an intervening rise in general interest rates, which could adversely affect the Fund. In addition, these instruments are subject to the risk that, if not held to maturity, the Fund will be subject to the credit risk of any third party supporting or providing the instrument’s demand feature, as well as the risk that such third party’s obligations may terminate or that it may otherwise fail to meet such obligations.
Derivatives Risk:
Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies may be riskier than investing directly in the underlying instrument and often involve leverage, which may exaggerate a loss, potentially causing the Fund to lose more money than it originally invested and would have lost had it invested directly in the underlying instrument. For example, if the Fund is the seller of credit protection in a credit default swap, the Fund effectively adds leverage to its portfolio and is subject to the credit exposure on the full notional value of the swap. Derivatives may be difficult to sell, unwind and/or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable or unwilling to honor its contractual obligations to the Fund. Futures and other derivatives may be more volatile than direct investments in the instrument underlying the contract, and may not correlate perfectly to the underlying instrument.
Futures and other derivatives also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying instrument, the Fund may not be able to profitably exercise an option and may lose its entire investment in an option. To the extent that the Fund writes or sells an option, if the decline in the value of the underlying instrument is significantly below the exercise price in the case of a written put option or increase above the exercise price in the case of a written call option, the Fund could experience a substantial loss. Swaps may be subject to counterparty credit, correlation, valuation, liquidity and leveraging risks. Swap transactions tend to shift a Fund’s investment exposure from one type of investment to another and may entail the risk that a party will default on its payment obligations to the Fund. Additionally, applicable regulators have adopted rules imposing certain margin requirements, including minimums on uncleared swaps, which may result in the Fund and its counterparties posting higher margin amounts for uncleared swaps. Certain standardized swaps are subject to mandatory central clearing and exchange trading. Central clearing, which interposes a central clearinghouse to each participant’s swap, and exchange trading are intended to reduce counterparty credit risk and increase liquidity but neither makes swap transactions risk-free. Derivatives may also increase the expenses of the Fund.
Other Investment Companies Risk:
The Fund may invest in securities of other investment companies, including other closed-end
or
open-end
investment companies (including exchange-traded funds (“ETFs”)). With respect to listed closed-end
funds and ETFs, the market value of their shares may differ from the NAV of the particular fund. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be subject to the risks of the purchased investment company’s portfolio securities. In addition, if the Fund invests in such investment companies or investment funds, the Fund’s shareholders will bear not only their proportionate share of the expenses of the Fund, but also will indirectly bear similar expenses of the underlying investment company.
Leverage Risk:
The use of leverage creates an opportunity for increased Common Share net investment income dividends, but also creates risks for the Common Shareholders. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater changes in the Fund’s NAV. The Fund will also have to pay interest on its borrowings, if any, which may reduce the Fund’s return. This interest expense may be greater than the Fund’s return on the underlying investment. The Fund’s leveraging strategy may not be successful.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for common shareholders, including:

•	the likelihood of greater volatility of net asset value, market price and dividend rate of the common shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any other leverage that the Fund must pay will reduce the return to the Common Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the net asset value of the common shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the common shares;

•	when the Fund uses leverage, the investment advisory fees payable to the Manager and the Subadvisor will be higher than if the Fund did not use leverage; and

•	leverage may increase operating costs, which may reduce total return.
For more information on leverage, please see “Leverage” later in this prospectus.
Portfolio Management Risk:
 The investment strategies, practices and risk analyses used by the Subadvisor may not produce the desired results or expected returns. There is no guarantee that the investment objective of the Fund will be achieved.
Reinvestment Risk:
Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the Fund’s NAV and/or a Common Shareholder’s overall returns. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Common Shares.
Repurchase Offers Risk:
As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to Common Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. In each quarter, such repurchase offers will be for at least 5%
and not more than 25% of its outstanding Common Shares at NAV, pursuant to Rule
23c-3
under the 1940 Act.
The Fund currently expects to conduct quarterly repurchase offers for 10% of its outstanding Common Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. To the extent the Fund employs investment leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income.
Alternative Minimum Tax Risk:
The Fund may invest in AMT Bonds. Therefore, a portion of the Fund’s otherwise exempt-interest dividends may be taxable to those shareholders subject to the federal alternative minimum tax.
Taxability Risk:
The Fund will invest in municipal securities in reliance at the time of purchase on an opinion of bond counsel to the issuer that the interest paid on those securities will be excludable from gross income under the regular U.S. federal income tax, and the Subadvisor will not independently verify that opinion. Subsequent to the Fund’s acquisition of such a municipal security, however, the security may be determined to pay, or to have paid, taxable income. In addition, the Fund’s investment in TOBs includes the risk that the Fund might not be considered the owner for federal income tax purposes of the municipal obligations underlying a TOB and thus would not be permitted to treat income derived from the TOB as exempt from federal income taxes. Further, under some circumstances, the creation of a TOB could be considered a reissuance of the underlying municipal obligations, which might not satisfy the then current requirements for a tax-exempt
obligation. As a result, the treatment of dividends previously paid or to be paid by the Fund as “exempt-interest dividends” could be adversely affected, subjecting the Fund’s shareholders to increased federal income tax liabilities. Certain other investments made by the Fund, including derivatives transactions, may result in the receipt of taxable income or gains by the Fund.
Non-Diversified
Status Risk:
The Fund is a
non-diversified,
closed-end
management investment company registered under the 1940 Act. A non-diversified
fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. A non-diversified
fund may select its investments from a relatively small pool of issuers consistent with its stated investment objective and policies. An investment in a non-diversified
fund may present greater risk to an investor than an investment in a diversified portfolio because changes in the financial condition or market assessment of a single issuer or small number of issuers may cause greater fluctuations in the value of the fund’s shares.
Preferred Stock Risk
: Preferred stock is subject to many of the risks associated with debt securities, including interest rate risk. In addition, preferred stocks may not pay dividends, an issuer may suspend payment of dividends on preferred stock at any time, and in certain situations an issuer may call or redeem its preferred stock or convert it to common stock. To the extent that the Fund invests a substantial portion of its assets in convertible preferred stocks, declining common stock values may also cause the value of the Fund’s investments to decline.
Regulatory Risk:
Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund, affect the value of its investments, and limit the Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences. Moreover, government regulation may have unpredictable and unintended effects. In addition to exposing the Fund to potential new costs and expenses, additional regulation or changes to existing regulation may also require changes to the Fund’s investment practices. Certain regulatory authorities may also prohibit or restrict the ability of the Fund to engage in certain derivative transactions or short-selling of certain securities. Although there continues to be uncertainty about the full impact of these and other regulatory changes, the Fund may be subject to a more complex regulatory framework, and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements going forward.
Summary of Fund Expenses
This table describes the combined fees and expenses of the Fund that you will incur if you buy and hold Common Shares in the Fund. This information is based on the Fund’s fees and expenses as of December 31, 2024, unless otherwise noted.

Shareholder Transaction Expenses (fees paid directly from your investment):

	Class I		Class A1		Class A2		Class A3
Maximum Initial Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None	(1)	3.00%		None	(1)	None	(1)
Maximum Deferred Sales Charge (Load) (as a percentage of offering price or repurchase proceeds, whichever is lower)	None		1.00%	(2)	None		None
Dividend Reinvestment Fees	None		None		None		None
Repurchase Fee	None		None		None		None
Repurchase Fee (as a percentage of amount repurchased (3)	2.00%		2.00%		2.00%		2.00%

(1)
While neither the Fund nor the Distributor impose an initial sales charge on Class I Shares, Class A2 Shares or Class A3 Shares, if you buy Class I Shares, Class A2 Shares or Class A3 Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Please consult your financial firm for additional information.

(2)	Class A1 Shares purchased without a sales charge may be subject to a 1.00% contingent deferred sales charge if they are repurchased within 18 months of the date of purchase.
(3)
The Fund does not currently charge a repurchase fee, however, the Fund may, in the future, impose repurchase fees of up to 2.00% on Common Shares accepted for repurchase that have been held for less than one year.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment):

	Percentage of Net Assets Attributable to Common Shares (1)
	Class I	Class A1	Class A2	Class A3
Management Fees (2)	0.87%	0.87%	0.87%	0.87%
Distribution and Service (12b-1) Fees	None	0.50%	0.50%	0.75%
Interest Payments on Borrowed Funds (3)	0.61%	0.61%	0.61%	0.61%
Other Expenses (4)	0.45%	0.45%	0.45%	0.45%
Total Annual Fund Operating Expenses	1.93%	2.43%	2.43%	2.68%
Fees Waivers and/or Expense Reimbursements (5)	(0.27)%	(0.27)%	(0.27)%	(0.27)%
Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements (5)	1.66%	2.16%	2.16%	2.41%

(1)	Reflects current operating levels as percentages of net assets attributable to Common Shares as of December 31, 2024.
(2)
The management fee paid by the Fund is equal to an annual rate of 0.75% of the average daily value of the Fund’s Managed Assets (defined as total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding)). The management fee estimate in the table is greater than 0.75% since it is computed as a percentage of the Fund’s net assets for presentation therein.

(3)
Interest Payments on Borrowed Funds are estimated to reflect actual leverage outstanding as of December 31, 2024 and estimated interest and associated costs. Actual Interest Payments on Borrowed Funds incurred in the future may be higher or lower. If short-term market interest rates rise in the future, and if the Fund continues to maintain leverage the cost of which is tied to short-term interest rates, the Fund’s interest expenses on its borrowings can be expected to rise in tandem. The Fund’s use of leverage will increase the amount of management fees paid to the Manager.

(4)	Other Expenses are estimated for the current fiscal year based on the Fund’s fees and expenses as of December 31, 2024.
(5)
New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that the Total Annual Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and acquired (underlying) fund fees and expenses) do not exceed the following percentages of average daily net assets: Class I, 1.05%; Class A1, 1.55% Class A2, 1.55% and Class A3, 1.80%. This agreement will remain in effect until February 28, 2026, and shall renew automatically for one-year
terms unless New York Life Investments provides written notice of termination prior to the next term or upon approval of the Board.
Example
As required by relevant SEC regulations, the following example illustrates the expenses (including any applicable sales charges) that you would pay on a $1,000 investment in the Common Shares, assuming a 5% annual return
(1)
:

	Class I Shares	Class A1 Shares	Class A2 Shares	Class A3 Shares
1 Year	$17	$61	$22	$24
3 Years	$58	$101	$73	$81
5 Years	$102	$153	$127	$140
10 Years	$223	$296	$275	$299

(1)
The example above should not be considered a representation of future expenses. Actual expenses may be higher or lower than those shown
. The example assumes that the estimated Interest Payments on Borrowed Funds set forth in the Annual Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all periods shown, and that all dividends and distributions are reinvested at NAV. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Class I, Class A1, Class A2 and Class A3 Shares of the Fund, which are not reflected in the example.

Financial Highlights
The information contained in the table below sets forth selected information derived from the Fund’s financial statements for the fiscal period from March 25, 2024 (commencement of operations) through October 31, 2024 (“Annual Report”). Financial statements contained in the Annual Report have been audited by KPMG LLP (“KPMG”), the Fund’s independent registered public accounting firm. The audited financial statements for the fiscal period ended October 31, 2024, including KPMG’s report, are incorporated by reference into this prospectus. The Fund’s Annual Report is available upon request.

March 25, 2024^ through October 31,
Class A1	2024
Net asset value at beginning of period applicable to Common shares	$10.00
Net investment income (loss)(a)	0.18
Net realized and unrealized gain (loss)	0.16

Total from investment operations	0.34

Less distributions to Common shares:
From net investment income	(0.20)
Net asset value at end of period applicable to Common shares	$10.14

Total investment return on net asset value(b)	3.40%
Ratios (to average net assets of Common shareholders)/ Supplemental Data:
Net investment income (loss)††	3.02%
Net expenses (including interest expense and fees)††	1.65%
Expenses (before waiver/reimbursement) (including interest expense and fees)††	2.95%
Interest expense and fees††(c)	0.10%
Portfolio turnover rate(d)	65%
Net assets applicable to Common shareholders at end of period (in 000’s)	$26

^	Commencement of Operations.
††	Annualized.
(a)	Per share data based on average shares outstanding during the period.
(b)	Total investment return is calculated exclusive of sales charges and assumes the reinvestment of dividends and distributions. For periods of less than one year, total return is not annualized.
(c)	Interest expense and fees relate to the costs of tender option bond transactions for the period ended October 31, 2024.
(d)	The portfolio turnover rate includes variable rate demand notes.

March 25, 2024^ through October 31,
Class A2	2024
Net asset value at beginning of period applicable to Common shares	$10.00
Net investment income (loss)(a)	0.19
Net realized and unrealized gain (loss)	0.15

Total from investment operations	0.34

Less distributions to Common shares:
From net investment income	(0.20)
Net asset value at end of period applicable to Common shares	$10.14

Total investment return on net asset value(b)	3.40%
Ratios (to average net assets of Common shareholders)/ Supplemental Data:
Net investment income (loss)††	3.06%
Net expenses (including interest expense and fees)††	1.65%
Expenses (before waiver/reimbursement) (including interest expense and fees)††	3.26%
Interest expense and fees††(c)	0.10%
Portfolio turnover rate(d)	65%
Net assets applicable to Common shareholders at end of period (in 000’s)	$8,628

^	Commencement of Operations.
††	Annualized.
(a)	Per share data based on average shares outstanding during the period.
(b)
Total investment return is calculated exclusive of sales charges and assumes the reinvestment of dividends and distributions. Class A2 shares are not subject to sales charges. For periods of less than one year, total return is not annualized.

(c)	Interest expense and fees relate to the costs of tender option bond transactions for the period ended October 31, 2024.
(d)	The portfolio turnover rate includes variable rate demand notes.

March 25, 2024^ through October 31,
Class A3	2024
Net asset value at beginning of period applicable to Common shares	$10.00
Net investment income (loss)(a)	0.17
Net realized and unrealized gain (loss)	0.15

Total from investment operations	0.32

Less distributions to Common shares:
From net investment income	(0.18)
Net asset value at end of period applicable to Common shares	$10.14

Total investment return on net asset value(b)	3.25%
Ratios (to average net assets of Common shareholders)/ Supplemental Data:
Net investment income (loss)††	2.77%
Net expenses (including interest expense and fees)††	1.90%
Expenses (before waiver/reimbursement) (including interest expense and fees)††	3.19%
Interest expense and fees††(c)	0.10%
Portfolio turnover rate(d)	65%
Net assets applicable to Common shareholders at end of period (in 000’s)	$26

^	Commencement of Operations.
††	Annualized.
(a)	Per share data based on average shares outstanding during the period.
(b)
Total investment return is calculated exclusive of sales charges and assumes the reinvestment of dividends and distributions. Class A3 shares are not subject to sales charges. For periods of less than one year, total return is not annualized.

(c)	Interest expense and fees relate to the costs of tender option bond transactions for the period ended October 31, 2024.
(d)	The portfolio turnover rate includes variable rate demand notes.

March 25, 2024^ through October 31,
Class I	2024
Net asset value at beginning of period applicable to Common shares	$10.00
Net investment income (loss)(a)	0.21
Net realized and unrealized gain (loss)	0.16

Total from investment operations	0.37

Less distributions to Common shares:
From net investment income	(0.23)
Net asset value at end of period applicable to Common shares	$10.14

Total investment return on net asset value(b)	3.71%
Ratios (to average net assets of Common shareholders)/ Supplemental Data:
Net investment income (loss)††	3.52%
Net expenses (including interest expense and fees)††	1.15%
Expenses (before waiver/reimbursement) (including interest expense and fees)††	2.45%
Interest expense and fees ††(c)	0.10%
Portfolio turnover rate(d)	65%
Net assets applicable to Common shareholders at end of period (in 000’s)	$60,619

^	Commencement of Operations.
††	Annualized.
(a)	Per share data based on average shares outstanding during the period.
(b)
Total investment return is calculated exclusive of sales charges and assumes the reinvestment of dividends and distributions. Class I shares are not subject to sales charges. For periods of less than one year, total return is not annualized.

(c)	Interest expense and fees relate to the costs of tender option bond transactions for the period ended October 31, 2024.
(d)	The portfolio turnover rate includes variable rate demand notes.

Senior Securities
Information about our senior securities (including debt securities and other indebtedness) is shown in the following table as of the fiscal period ended October 31 for the period indicated below.

Security and Year	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage Per Unit (2)	Involuntary Liquidating Preference Per Unit (3)	Average Market Value Per Unit (4)
Tender Option Bonds, Period Ended October 31, 2024	$11,210,000	$7,171	—	N/A

(1)	Total amount of senior securities outstanding at principal value at the end of the period presented.
(2)
The asset coverage ratio for a class of senior securities representing indebtedness is calculated as the Fund’s total assets, less all liabilities and indebtedness not represented by senior securities, divided by total senior securities representing indebtedness in accordance with Section 18(h) of the 1940 Act. The asset coverage ratio is multiplied by $1,000 to determine the “Asset Coverage Per Unit”.

(3)	The “— ” in this column indicates that the SEC expressly does not require this information to be disclosed for certain types of senior securities.
(4)	Not applicable to senior securities outstanding as of period end.

The Fund
The Fund is a recently organized,
non-diversified,
closed-end
management investment company registered under the 1940 Act that continuously offers its Common Shares and is operated as an interval fund. The Fund currently has four classes of Shares: Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares. The Fund may offer additional classes of Shares in the future pursuant to exemptive relief from the Securities and Exchange Commission (“SEC”). The Fund was organized as a Delaware statutory trust on September 22, 2023, pursuant to the Declaration of Trust, which is governed by the laws of The State of Delaware. The Fund’s principal office is located at: 51 Madison Avenue, New York, New York 10010.
Use of Proceeds
The Fund invests the proceeds of the continuous offering of Common Shares on an ongoing basis in accordance with its investment objective and policies as stated below. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objective and policies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objective and policies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. Pending such investment, it is anticipated that the proceeds of an offering will be invested in low-
and high-quality municipal securities, although the Fund may, if necessary, also invest in other municipal securities.

The Fund’s Investments
Investment Objective
The Fund seeks current income exempt from regular federal income tax. However, there can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful. See “Principal Risks of the Fund.” The Fund’s investment objective may be changed by the Board of Trustees upon 60 days’ prior written notice to shareholders.
Fund Strategies
The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).
Municipal bonds and other related investments include general obligation bonds, revenue bonds, industrial revenue bonds, industrial development bonds, private activity bonds, as well as short-term, tax-exempt
obligations such as municipal notes and variable rate demand obligations. Issuers may be states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities. The Fund may invest in TOB trusts and the residual interests therein.
Under normal market conditions, the Fund invests at least 50% of its Managed Assets in investment grade municipal bonds and related investments as rated by a NRSRO at the time of purchase (such as bonds rated
BBB-
or higher, or Baa3 or higher), or if unrated, determined to be of comparable quality by the Subadvisor. In addition, the Fund may invest up to 50% of its Managed Assets in municipal bonds and other related investments rated below investment grade by at least one NRSRO at the time of purchase or if unrated, determined to be of comparable quality by the Subadvisor (commonly known as “high-yield bonds” or “junk bonds”). If NRSROs assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. The Fund may invest in fixed income securities of any duration or maturity.
The Fund may invest more than 25% of its Managed Assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).
In addition to other types of securities and investments described in this section, the Fund may invest up to 20% of its Managed Assets in securities, the income on which is subject to federal income tax, such as taxable municipal securities, corporate bonds and/or preferred stock. The Fund may invest without limit in debt instruments, the income on which is taxable under the federal alternative minimum tax applicable to noncorporate taxpayers.
The Fund may also invest in privately issued securities, including direct loans to state and local governments, and municipalities. The Fund may invest in other registered investment companies, including closed-end
funds and exchange-traded funds that invest primarily in the types of debt instruments in which the Fund may invest directly, subject to the limitations of the 1940 Act. The Fund may invest in derivatives, such as futures, options and swap agreements, to seek enhanced returns or to reduce the risk of loss by hedging certain of its holdings.
Investment Process:
The Subadvisor employs a research-driven, relative value approach to dynamically allocate the Fund’s investments across investment grade and high-yield municipal securities and other related investments in seeking to achieve the Fund’s investment objective. The Subadvisor may engage in various portfolio strategies to seek to achieve the Fund’s investment objective, to enhance the Fund’s investment return and to hedge the portfolio against adverse effects from movements in interest rates and in the securities markets.

The municipal securities market is highly fragmented and comparatively inefficient. The comparative inefficiency of the municipal securities market gives rise to numerous pricing anomalies and discrepancies of the type that “relative value” strategies seek to capture. The Subadvisor will utilize a variety of investment strategies directed at identifying and exploiting such anomalies and discrepancies. “Relative value” trading generally involves purchasing assets that satisfy the portfolio’s requirements but are less expensive than otherwise similar assets. The Subadvisor will trade opportunistically by taking advantage of its knowledge and experience in the municipal securities market in attempting to identify investments with superior risk-adjusted returns. The Fund also invests in taxable municipal instruments that produce income not exempt from U.S. federal income tax.
On an ongoing basis, the Subadvisor meets to discuss and, where necessary, make changes to the Fund’s portfolio allocations. Typically, the Subadvisor considers a number of factors including overall market conditions, and the economic, technical, fundamental and regulatory factors that influence the relative value of municipal securities. In addition to setting target guidelines with respect to yield curve positioning, quality distribution, sector weights, individual security exposures and leverage, the Subadvisor will establish the Fund’s target allocation between investment grade municipal securities and high-yield municipal securities. The asset allocation decision is based on the Subadvisor’s subjective assessment of the risk-adjusted expected returns of investment grade securities and high-yield municipal securities over the next twelve to eighteen months.
The Subadvisor’s investment process includes a risk analysis that gives consideration to a variety of security-specific risks, including but not limited to, ESG risks that may have a material impact on the performance of a security. In addition to proprietary research, the Subadvisor may use screening tools and, to the extent available, third-party data to identify ESG risk factors that may not have been captured through its own research. The Subadvisor’s consideration of ESG risk is weighed against other criteria and therefore does not mean that any sectors, industries or individual securities are explicitly excluded from the Fund.
The Subadvisor may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund. In considering whether to sell a security, the Subadvisor may evaluate, among other things, the condition of the economy and meaningful changes in the issuer’s financial condition.
Portfolio Composition and Other Information
The types of investments in which the Fund may invest include, but are not limited to, the following:
Municipal Securities
Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses or to refinance outstanding debt.
Municipal securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded
municipal bonds, private activity bonds, TOBs and other forms of municipal bonds and securities.
The municipal securities in which the Fund will invest are generally issued by states, cities and local authorities and certain possessions and territories of the United States, and pay interest that, in the opinion of bond counsel to the issuer (or on the basis of other authority believed by the Subadvisor to be reliable), is exempt from regular U.S. federal income tax, although the interest may be subject to the federal alternative minimum tax.
The yields on municipal securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.
Municipal Notes.
Municipal securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long-term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.
Pre-Refunded
Municipal Securities
. The principal of, and interest on,
pre-refunded
municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded
municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded
municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded
municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer. The 2017 Tax Cuts and Jobs Act repealed the exclusion from gross income for interest on pre-refunded
municipal securities effective for such bonds issued after December 31, 2017.
Private Activity Bonds
Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal bonds, although the current U.S. federal income tax laws place substantial limitations on the size of such issues.
Private activity bonds are secured primarily by revenues derived from loan repayments or lease payments due from the entity, which may or may not be guaranteed by a parent company or otherwise secured. Private activity bonds generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, an investor should be aware that repayment of such bonds generally depends on the revenues of a private entity and be aware of the risks that such an investment may entail. Continued ability of an entity to generate sufficient revenues for the payment of principal and interest on such bonds will be affected by many factors including the size of the entity, capital structure, demand for its products or services, competition, general economic conditions, government regulation and the entity’s dependence on revenues for the operation of the particular facility being financed. The Fund expects that, due to investments in private activity bonds, a portion of the distributions it makes on the Common Shares will be includable in the federal alternative minimum taxable income.
Inverse Floating Rate Securities/Tender Option Bonds
The Fund may invest in inverse floating rate securities. Inverse floating rate securities are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust, commonly referred to as a “tender option bond trust”, that holds municipal bonds. The TOB trust typically sells two classes of beneficial interests or securities: floating rate securities (sometimes referred to as short-term floaters or TOBs), and inverse floating rate securities (sometimes referred to as inverse floaters). Both classes of beneficial interests are represented by certificates or receipts. The floating rate securities have first priority on the cash flow from the municipal bonds held by the TOB trust. In this structure, the floating rate security holders have the option, at periodic short-term intervals, to tender their securities to the trust for purchase and to receive the face value thereof plus accrued interest. The obligation of the trust to repurchase tendered securities is supported by a remarketing agent and by a liquidity provider. As consideration for providing this support, the remarketing agent and the liquidity provider receive periodic fees. The holder of the short-term floater effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt
rate. However, the trust is not obligated to purchase tendered short-term floaters in the event of certain defaults with respect to the underlying municipal bonds or a significant downgrade in the credit rating assigned to the bond issuer.
As the holder of an inverse floating rate investment, the Fund receives the residual cash flow from the TOB trust. Because the holder of the short-term floater is generally assured liquidity at the face value of the security plus accrued interest, the holder of the inverse floater assumes the interest rate cash flow risk and the market value risk associated with the municipal bond deposited into the TOB trust. The volatility of the interest cash flow and the residual market value will vary with the degree to which the trust is leveraged. This is expressed in the ratio of the total face value of the short-term floaters to the value of the inverse floaters that are issued by the TOB trust. All voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the TOB trust are passed through, pro rata, to the holders of the short-term floaters and to the Fund as the holder of the associated inverse floaters.
Because any increases in the interest rate on the short-term floaters issued by a TOB trust would reduce the residual interest paid on the associated inverse floaters, and because fluctuations in the value of the municipal bond deposited in the TOB trust would only affect the value of the inverse floater and not the value of the short-term floater issued by the trust so long as the value of the municipal bond held by the trust exceeded the face amount of short-term floaters outstanding, the value of inverse floaters is generally more volatile than that of an otherwise comparable municipal bond held on an unleveraged basis outside a TOB trust. Inverse floaters generally will underperform the market of fixed-rate bonds in a rising interest rate environment (i.e., when bond values are falling), but will tend to outperform the market of fixed-rate bonds when interest rates decline or remain relatively stable. Although volatile in value and return, inverse floaters typically offer the potential for yields higher than those available on fixed-rate bonds with comparable credit quality, coupon, call provisions and maturity. Inverse floaters have varying degrees of liquidity or illiquidity based primarily upon the inverse floater holder’s ability to sell the underlying bonds deposited in the TOB trust at an attractive price.
The Fund may invest in inverse floating rate securities issued by TOB trusts in which the liquidity providers have recourse to the Fund pursuant to a separate shortfall and forbearance agreement. Such an agreement would require the Fund to reimburse the liquidity provider, among other circumstances, upon termination of the TOB trust for the difference between the liquidation value of the bonds held in the trust and the principal amount and accrued interest due to the holders of floating rate securities issued by the trust. The Fund will enter into such a recourse agreement (1) when the liquidity provider requires such a recourse agreement because the level of leverage in the TOB trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (2) to seek to prevent the liquidity provider from collapsing the trust in the event the municipal bond held in the trust has declined in value to the point where it may cease to exceed the face amount of outstanding short-term floaters. In an instance where the Fund has entered such a recourse agreement, the Fund may suffer a loss that exceeds the amount of its original investment in the inverse floating rate securities; such loss could be as great as that original investment amount plus the face amount of the floating rate securities issued by the trust plus accrued interest thereon.
The Fund may invest in both inverse floating rate securities and floating rate securities (as discussed below) issued by the same TOB trust.
Floating Rate Securities.
The Fund may also invest in short-term floating rate securities, as described above, issued by TOB trusts. Generally, the interest rate earned will be based upon the market rates for municipal securities with maturities or remarketing provisions that are comparable in duration to the periodic interval of the tender option, which may vary from weekly, to monthly, to other periods of up to one year. Since the tender option feature provides a shorter term than the final maturity or first call date of the underlying municipal bond deposited in the trust, the Fund, as the holder of the floating rate securities, relies upon the terms of the remarketing and liquidity agreements with the financial institution that acts as remarketing agent and/or liquidity provider as well as the credit strength of that institution. As further assurance of liquidity, the terms of the TOB trust provide for a liquidation of the municipal bond deposited in the trust and the application of the proceeds to pay off the floating rate securities. The TOB trusts that are organized to issue both short-term floating rate securities and inverse floaters generally include liquidation triggers to protect the investor in the floating rate securities.
Zero Coupon Bonds
A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.
Special Situations Securities
The Fund may invest in special situations municipal securities. Special situations municipal securities are municipal securities that present uncertainties or complex features that could render them undesirable for certain investors.
The portion of the Fund’s assets invested in special situations municipal securities may fluctuate significantly over time according to the availability of attractive special situations municipal securities opportunities. See “Principal Risks of the Fund—Special Situations Municipal Securities Risk” below.

U.S. Treasury Securities
The Fund may invest in U.S. Government direct obligations. U.S. Government direct obligation are issued by the United States Treasury and include bills, notes and bonds. Treasury bills are issued with maturities of up to one year. They are issued in bearer form, are sold on a discount basis and are payable at par value at maturity. Treasury notes are longer-term interest-bearing obligations with original maturities of one to seven years. Treasury bonds are longer-term interest-bearing obligations with original maturities from five to thirty years.
Investments in Other Investment Companies
The Fund, subject to the limitations of the 1940 Act, may invest in other investment companies, including mutual funds, closed-end
funds and ETFs that invest primarily in securities of the types in which the Fund may invest directly, to gain broad market, sector or asset class exposure, including during periods when it has large amounts of uninvested cash or when the Manager or Subadvisor believes share prices of ETFs offer attractive values. The Fund may from time to time invest in ETFs, primarily as a means of gaining exposure for its portfolio to the market without investing in individual securities, particularly in the context of managing cash flows into the Fund or where access to a local market is restricted or not cost effective. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund’s objective and investment program. To the extent the Fund may invest in securities of other investment companies, it may invest in shares of other investment companies, including investment companies advised by affiliates of New York Life Investments. Investment companies are subject to management fees and other fees that may increase their costs versus the costs of owning the underlying securities directly. The Fund will indirectly bear its proportionate share of management fees and other expenses that are charged by an investment company in addition to the management fees and other expenses paid by the Fund.
The risks of owning another investment company are generally similar to the risks of investment directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. In addition, because listed closed-end
funds and ETFs trade on a secondary market, their shares may trade at a premium or discount to the actual listed NAV of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity.
ETFs are investment companies that trade like stocks. The price of an ETF is derived from and based upon the securities held by the ETF. However, like stocks, shares of ETFs are not traded at NAV, but may trade at prices above or below the value of their underlying portfolios. The level of risk involved in the purchase or sale of an ETF is similar to the risk involved in the purchase or sale of a traditional common stock, except that the pricing mechanism for an ETF is based on a basket of securities. Thus, the risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF’s shares could result in the market price of the ETF’s shares being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. In addition, an actual trading market may not develop for an ETF’s shares and the listing exchange may halt trading of an ETF’s shares. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs. In addition, an index-based ETF may not exactly replicate the performance of the index it seeks to track for a number of reasons, such as operating expenses, transaction costs and imperfect correlation between the performance of the ETF’s holdings and that of the index.
Derivatives
The Fund may use in certain derivative instruments in pursuit of its investment objective. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts or other derivative instruments. The Fund may also use credit default swaps and interest rate swaps. Credit default swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of a reference obligation. If the Fund is a seller of a contract, the Fund would be required to pay the par (or other agreed upon) value of a referenced debt obligation to the counterparty in the event of a default or other credit event by the reference issuer, such as a U.S. or foreign corporate issuer, with respect to such debt obligations. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments and would have no payment obligations. As the seller, the Fund would be subject to investment exposure on the notional amount of the swap. If the Fund is a buyer of a contract, the Fund would have the right to deliver a referenced debt obligation and receive the par (or other agreed-upon) value of such debt obligation from the counterparty in the event of a default or other credit event (such as a credit downgrade) by the reference issuer, such as a U.S. or foreign corporation, with respect to its debt obligations. In return, the Fund would pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the counterparty would keep the stream of payments and would have no further obligations to the Fund. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. The Fund will usually enter into interest rate swaps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.
The requirements for qualification as a regulated investment company (“RIC”) may also limit the extent to which the Fund may invest in futures, options on futures and swaps. See “Tax Matters.”
The Subadvisor may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income. The Fund will value derivative instruments at market/fair value for purposes of calculating compliance with the Fund’s 80% investment policy to invest in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).
There is no assurance that these derivative strategies will be available at any time or that, if used, that the strategies will be successful.
Swap Transactions.
The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).
The Fund may enter into swap transactions for any purpose consistent with its investment objective and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to attempt to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.
Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount,
e.g
., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange.

Interest Rate Swaps, Caps, Collars and Floors.
Interest rate swaps are bilateral contracts in which each party agrees to make periodic payments to the other party based on different referenced interest rates (e.g., a fixed rate and a floating rate) applied to a specified notional amount. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index rises above a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. Interest rate collars involve selling a cap and purchasing a floor or vice versa to protect the Fund against interest rate movements exceeding given minimum or maximum levels.
The use of interest rate transactions, such as interest rate swaps and caps, is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on the state of interest rates in general, the Fund’s use of interest rate swaps or caps could enhance or harm the overall performance of the Fund’s common shares. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, and could result in a decline in the NAV of the common shares. In addition, if short-term interest rates are lower than the Fund’s fixed rate of payment on the interest rate swap, the swap will reduce common share net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance common share net earnings. Buying interest rate caps could enhance the performance of the common shares by providing a maximum leverage expense. Buying interest rate caps could also decrease the net earnings of the common shares in the event that the premium paid by the Fund to the counterparty exceeds the additional amount such Fund would have been required to pay had it not entered into the cap agreement.
Municipal Market Data Rate Locks.
The Fund may purchase and sell municipal market data rate locks (“MMD Rate Locks”). An MMD Rate Lock permits the Fund to lock in a specified municipal interest rate for a portion of its portfolio to preserve a return on a particular investment or a portion of its portfolio as a duration management technique or to protect against any increase in the price of securities to be purchased at a later date. By using an MMD Rate Lock, the Fund can create a synthetic long or short position, allowing the Fund to select what the manager believes is an attractive part of the yield curve. The Fund will ordinarily use these transactions as a hedge or for duration or risk management although it is permitted to enter into them to enhance income or gain or to increase the Fund’s yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short term and long term interest rates). An MMD Rate Lock is a contract between the Fund and an MMD Rate Lock provider pursuant to which the parties agree to make payments to each other on a notional amount, contingent upon whether the Municipal Market Data AAA General Obligation Scale is above or below a specified level on the expiration date of the contract. For example, if the Fund buys an MMD Rate Lock and the Municipal Market Data AAA General Obligation Scale is below the specified level on the expiration date, the counterparty to the contract will make a payment to the Fund equal to the specified level minus the actual level, multiplied by the notional amount of the contract. If the Municipal Market Data AAA General Obligation Scale is above the specified level on the expiration date, the Fund will make a payment to the counterparty equal to the actual level minus the specified level, multiplied by the notional amount of the contract. In connection with investments in MMD Rate Locks, there is a risk that municipal yields will move in the opposite direction than anticipated by the Fund, which would cause the Fund to make payments to its counterparty in the transaction that could adversely affect the Fund’s performance.
Total Return Swaps.
In a total return swap, one party agrees to pay the other the “total return” of a defined underlying asset during a specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. A total return swap may be applied to any underlying asset but is most commonly used with equity indices, single stocks, bonds and defined baskets of loans and mortgages. The Fund might enter into a total return swap involving an underlying index or basket of securities to create exposure to a potentially widely diversified range of securities in a single trade. An index total return swap can be used by the portfolio managers to assume risk, without the complications of buying the component securities from what may not always be the most liquid of markets.

Credit Default Swaps.
A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The Fund may enter into credit default swap agreements either as a buyer or a seller. The Fund may buy protection to attempt to mitigate the risk of default or credit quality deterioration in an individual security or a segment of the fixed income securities market to which it has exposure, or to take a “short” position in individual bonds or market segments which it does not own. The Fund may sell protection in an attempt to gain exposure to the credit quality characteristics of particular bonds or market segments without investing directly in those bonds or market segments. As the buyer of protection in a credit default swap, the Fund would pay a premium (by means of an upfront payment or a periodic stream of payments over the term of the agreement) in return for the right to deliver a referenced bond or group of bonds to the protection seller and receive the full notional or par value (or other agreed upon value) upon a default (or similar event) by the issuer(s) of the underlying referenced obligation(s). If no default occurs, the protection seller would keep the stream of payments and would have no further obligation to the Fund. Thus, the cost to the Fund would be the premium paid with respect to the agreement. If a credit event occurs, however, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. The Fund bears the risk that the protection seller may fail to satisfy its payment obligations.
If the Fund is a seller of protection in a credit default swap and no credit event occurs, the Fund would generally receive an up-front
payment or a periodic stream of payments over the term of the swap. If a credit event occurs, however, generally the Fund would have to pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As the protection seller, the Fund effectively adds the economic effect of leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. Thus, the Fund bears the same risk as it would by buying the reference obligation(s) directly, plus the additional risks related to obtaining investment exposure through a derivative instrument discussed below under “—Risks Associated with Swap Transactions.”
Swap Options.
A swap option is a contract that gives a counterparty the right (but not the obligation), in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement at some designated future time on specified terms. A cash-settled option on a swap gives the purchaser the right, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. The Fund may write (sell) and purchase put and call swap options. Depending on the terms of the particular option agreement, the Fund generally would incur a greater degree of risk when it writes a swap option than when it purchases a swap option. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swap option, upon exercise of the option the Fund would become obligated according to the terms of the underlying agreement.
Risks Associated with Swap Transactions.
The use of swap transactions is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Subadvisor is incorrect in its forecasts of default risks, market spreads or other applicable factors or events, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. As the protection seller in a credit default swap, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. The Fund generally may only close out a swap, cap, floor, collar or other two-party
contract with its particular counterparty, and generally may only transfer a position with the consent of that counterparty. In addition, the price at which the Fund may close out such a two party contract may not correlate with the price change in the underlying reference asset. If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will succeed in enforcing its rights. It also is possible that developments in the derivatives market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap or other agreements or to realize amounts to be received under such agreements.

Futures and Options on Futures Generally.
A futures contract is an agreement between two parties to buy and sell a security, index or interest rate (each a “financial instrument”) for a set price on a future date. Certain futures contracts, such as futures contracts relating to individual securities, call for making or taking delivery of the underlying financial instrument. However, these contracts generally are closed out before delivery by entering into an offsetting purchase or sale of a matching futures contract (same exchange, underlying financial instrument, and delivery month). Other futures contracts, such as futures contracts on interest rates and indices, do not call for making or taking delivery of the underlying financial instrument, but rather are agreements pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the financial instrument at the close of the last trading day of the contract and the price at which the contract was originally written. These contracts also may be settled by entering into an offsetting futures contract.
Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the futures broker, known as a futures commission merchant (“FCM”), an amount of cash or securities equal to a varying specified percentage of the contract amount. This amount is known as initial margin. The margin deposit is intended to ensure completion of the contract. Minimum initial margin requirements are established by the futures exchanges and may be revised. In addition, FCMs may establish margin deposit requirements that are higher than the exchange minimums. Cash held in the margin account generally is not income producing. However, coupon bearing securities, such as Treasury securities, held in margin accounts generally will earn income.
Subsequent payments to and from the FCM, called variation margin, will be made on a daily basis as the price of the underlying financial instrument fluctuates, making the futures contract more or less valuable, a process known as marking the contract to market. Changes in variation margin are recorded by the Fund as unrealized gains or losses. At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position that will operate to terminate its position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a gain or loss. In the event of the bankruptcy or insolvency of an FCM that holds margin on behalf of the Fund, the Fund may be entitled to the return of margin owed to it only in proportion to the amount received by the FCM’s other customers, potentially resulting in losses to the Fund. Futures transactions also involve brokerage costs.
A futures option gives the purchaser of such option the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the purchaser acquires a long position in the futures contract and the writer is assigned the opposite short position. Upon the exercise of a put option, the opposite is true.
Illiquid Securities and Restricted Investments
The Fund’s investments may include illiquid securities or restricted securities. A principal risk of illiquid securities or investing in restricted securities is that they may be difficult to sell.
Securities and other investments purchased by the Fund may be illiquid at the time of purchase, or liquid at the time of purchase and may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Securities may also be less liquid (i.e., more difficult to sell) because of trading preferences, such as a buyer disfavoring purchases of odd lots or smaller blocks of securities. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to securities traded over-the-counter,
the continued viability of any
over-the-counter
secondary market depends on the continued willingness of dealers and other participants to purchase and sell such securities.

Restricted securities, including 144A securities and securities of private companies, are not publicly traded and generally are subject to statutory and/or contractual restrictions on resale. Accordingly, there may be no market or a limited market for the resale of such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so or at the most favorable price, which may result in a loss to the Fund. This potential lack of liquidity also may make it more difficult to accurately value these securities. There may be less information publicly available regarding such securities as compared to publicly issued securities.
Restricted securities are securities that are sold only through negotiated private transactions and not to the general public, due to certain restrictions imposed by federal securities laws.
Temporary Defensive Investments
For temporary defensive purposes, during periods of high cash inflows or outflows or during a Repurchase Offer Period, the Fund may depart from its principal investment strategies and invest up to 100% of its Managed Assets in cash equivalents, U.S. government securities and other high-quality short-term debt securities. During such periods, the Fund may not be able to achieve its investment objective. The Fund may adopt a defensive strategy when the Subadvisor believes the instruments in which the Fund normally invests have elevated risks due to political or economic factors, in the event that unanticipated legal or regulatory developments interfere with implementation of the Fund’s principal investment strategies, and in other extraordinary circumstances.
Portfolio Turnover
The length of time the Fund has held a particular security is not generally a consideration in investment decisions. A change in the securities held by the Fund is known as “portfolio turnover.” The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective, particularly during periods of volatile market movements. High portfolio turnover generally involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups
and other transaction costs on the sale of securities and reinvestments in other securities. Sales of portfolio securities may also result in realization of taxable capital gains, including short-term capital gains (which are generally treated as ordinary income upon distribution in the form of dividends). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund’s performance.

Leverage
The Fund currently employs leverage primarily through the use of TOBs. The Fund may use leverage to the extent permitted by the 1940 Act. The Fund may obtain leverage through investments in residual interest certificates of TOB trusts, also called inverse floating rate securities, that have the economic effect of leverage because the Fund’s investment exposure to the underlying bonds held by the TOB trust have been effectively financed by the TOB trust’s issuance of floating rate certificates, the issuance of debt securities borrowings from banks or other financial institutions, reverse repurchase agreements (effectively a borrowing) and the issuance of Preferred Shares, which have seniority over the Common Shares, or a combination of thereof.
In addition, the Fund may use derivatives such as financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments that may have the economic effect of leverage. Proceeds from all such forms of leverage may be used to purchase additional securities.
See “
Leverage Risk
.”
Inverse floating rate securities (sometimes referred to as “inverse floaters”) are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed for the purpose of holding municipal bonds. Investments in inverse floating rate securities have the economic effect of leverage.
Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment. Selling a portfolio security and agreeing to buy it back under a reverse repurchase agreement is economically equivalent to borrowing.
The Fund may use derivatives, such as interest rate swaps with varying terms, in order to manage the interest rate expense associated with all or a portion of its leverage. Interest rate swaps are bi-lateral
agreements whereby parties agree to exchange future payments, typically based upon the differential of a fixed rate and a variable rate, on a specified notional amount. Interest rate swaps can enable the Fund to effectively convert its variable leverage expense to fixed, or vice-versa. For example, if the Fund issues leverage having a short-term floating rate of interest, the Fund could use interest rate swaps to hedge against a rise in the short-term benchmark interest rates associated with its outstanding leverage. In doing so, the Fund would seek to achieve lower leverage costs, and thereby enhance Common Share distributions, over an extended period, which would be the result if short-term market interest rates on average exceed the fixed interest rate over the term of the swap. To the extent the fixed swap rate is greater than short-term market interest rates on average over the period, overall costs associated with leverage will be greater (and thereby reduce distributions to Common Shareholders) than if the Fund had not entered into the interest rate swap(s).
Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless, immediately after such issuance, the value of the Fund’s Managed Assets (as defined below) is at least 200% of the liquidation value of any outstanding Preferred Shares and the newly issued Preferred Shares plus the aggregate amount of any senior securities of the Fund representing indebtedness (i.e., such liquidation value plus the aggregate amount of senior securities representing indebtedness may not exceed 50% of the Fund’s Managed Assets). In addition, should Preferred Shares be issued, the Fund would not be permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s total net assets satisfies the above-referenced 200% coverage requirement.
The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the Common Shareholders, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to the Common Shareholders in certain circumstances. Further, the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a RIC under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to repay the borrowings. Any borrowing will likely be ranked senior or equal to all other existing and future borrowings of the Fund.
The 1940 Act currently also generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of TOBs, to the extent that these instruments are not covered as described below), which does not include Preferred Shares, unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1/3% of the Fund’s Managed Assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. The use of these forms of leverage increases the volatility of the Fund’s investment portfolio and could result in larger losses to Common Shareholders than if these strategies were not used.
The use of leverage is a speculative investment technique that involves numerous risks and will cause the Fund’s NAV to be more volatile than if leverage was not used. For example, a decline in the value of the Fund’s assets will cause the Fund’s NAV to decline more than if the Fund had not used leverage. The Fund cannot assure you that its use of various forms of leverage (such as TOBs and borrowing from banks and other financial institutions), will be successful or result in a higher yield on your Common Shares. When leverage is used, the net asset value of the Common Shares and the yield to Common Shareholders will be more volatile.
The Fund may reduce or increase the amount of leverage based upon changes in market conditions and the composition of the Fund’s holdings. The Fund’s leverage ratio will vary from time to time based upon such changes in the amount of leverage used, variations in the value of the Fund’s holdings and the levels of Common Share subscription and repurchase offer activity related to the Fund’s continuously offered interval fund structure. So long as the net income received on the Fund’s investments purchased with leverage proceeds exceeds the then current expense on any leverage, the investment of leverage proceeds will generate more net income than if the Fund had not used leverage. Under these circumstances, the excess net income will be available to pay higher distributions to Common Shareholders. However, if the net income received from the Fund’s portfolio investments purchased with leverage is less than the then current expense on outstanding leverage, the Fund may be required to utilize other Fund assets to make expense payments on outstanding leverage, which may result in a decline in Common Share NAV and reduced net investment income available for distribution to Common Shareholders.
The Fund pays a management fee to New York Life Investments (which in turn pays a portion of such fee to MacKay Shields) based on a percentage of Managed Assets. Managed Assets include the proceeds realized and managed from the Fund’s use of most types of leverage (excluding the leverage exposure attributable to the use of futures, swaps and similar derivatives). Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s investment of the proceeds of its leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. The Subadvisor is responsible for using leverage to pursue the Fund’s investment objective. The Subadvisor will base its decision regarding whether and how much leverage to use for the Fund, and the terms of that leverage, on its assessment of whether such use of leverage is in the best interests of the Fund. However, a decision to employ or increase leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the Manager’s and Subadvisor’s fees. Thus, there may be a conflict of interest in determining whether to use or increase leverage. The Manager and Subadvisor will seek to manage that potential conflict by recommending to the Board to leverage the Fund (or increase such leverage) only when they determine that such action would be in the best interests of the Fund, and by periodically reviewing with the Board the Fund’s performance and the impact of the use of leverage on that performance.
The Fund may borrow for temporary purposes as permitted by the 1940 Act.

Effects of Leverage
The following table is furnished in response to requirements of the SEC. It is designed to illustrate the effect of leverage on common shares total return during the Fund’s first full year of operations, assuming investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of
-10%,
-5%,
0%, 5% and 10%. Specifically, the table is intended to illustrate the amplified effect leverage may have on common shares total returns based on the performance of the Fund’s underlying assets,
 i.e., gains or losses will be greater than they otherwise would be without the use of leverage. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. See “Principal Risks of the Fund.”
The table further reflects the issuance of leverage representing 25% of the Managed Assets (including assets attributable to such leverage), net of expenses, and an annual interest rate on the Fund’s currently projected leverage of 5.34% (based on interest rates on the Fund’s leverage as of October 31, 2024). The Fund must experience an annual return of 1.78% in order to cover the rate of annual interest and dividend payments on TOBs.
The information below does not reflect the Fund’s use of certain other forms of economic leverage achieved through the use of other instruments or transactions not considered to be senior securities under the 1940 Act, such as certain derivative instruments and investments in inverse floating rate securities.
The numbers are merely estimates, used for illustration. The costs of leverage may vary frequently and may be significantly higher or lower than the estimated rate. The assumed investment portfolio returns in the table below are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. Your actual returns may be greater or less than those appearing below.

Assumed Portfolio Total Return (net of expenses)	(10.00)%	(5.00)%	0.00%	5.00%	10.00%
Common Shares Total Return	(15.11)%	(8.45)%	(1.78)%	4.89%	11.55%
Common Share total return is composed of two elements—the distributions paid by the Fund to Common Shareholders (the amount of which is largely determined by the net investment income of the Fund after paying dividend payments on any Preferred Shares issued by the Fund and expenses on any forms of leverage outstanding) and gains or losses on the value of the securities and other instruments the Fund owns. As required by SEC rules, the table assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0%, the Fund must assume that the income it receives on its investments is entirely offset by losses in the value of those investments. This table reflects hypothetical performance of the Fund’s portfolio and not the actual performance of the Fund’s Common Shares, the value of which is determined by market forces and other factors. Should the Fund elect to add additional leverage to its portfolio, any benefits of such additional leverage cannot be fully achieved until the proceeds resulting from the use of such leverage have been received by the Fund and invested in accordance with the Fund’s investment objective and policies. As noted above, the Fund’s willingness to use additional leverage, and the extent to which leverage is used at any time, will depend on many factors.
Principal Risks of the Fund
The NAV of the Common Shares will fluctuate with and be affected by, among other things, various principal risks of the Fund and its investments which are summarized below.
The Fund is a recently organized,
non-diversified,
closed-end
management investment company that continuously offers its Common Shares and is operated as an interval fund. The Fund is not intended to be a complete investment program and, due to the uncertainty inherent in all investments, there can be no assurance that the Fund will achieve its investment objective. The Fund’s performance and the value of its investments will vary in response to changes in interest rates, inflation, the financial condition of a security’s issuer, ratings on a security, perceptions of the issuer, and other market factors. Your Common Shares at any point in time may be worth less than your original investment, even after taking into account the reinvestment of Fund dividends and distributions.
The Fund is designed as a long-term investment vehicle and not as a trading tool. An investment in the Fund’s Common Shares should not constitute a complete investment program for any investor and involves a high degree of risk. The value of an investment in the Fund’s Common Shares could decline substantially and cause you to lose some or all of your investment. Before investing in the Fund’s Common Shares you should consider carefully the following principal risks of investing in the Fund. Risk is inherent in all investing. The following discussion summarizes the principal risks that you should consider before deciding whether to invest in the Fund.
Limited Operating History:
The Fund is a recently organized,
non-diversified,
closed-end
management investment company with a limited operating history, and as a result, the Fund has minimal financial information on which investors can evaluate an investment in the Fund or prior performance. Investors must rely on the Manager and Subadvisor to implement the Fund’s investment strategies, to evaluate all of the Fund’s investment opportunities and to structure the terms of the Fund’s investments rather than evaluating the Fund’s investments in advance. Because investors are not able to thoroughly evaluate the Fund’s investments in advance of acquiring Common Shares, the offering of Common Shares may entail more risk than other types of offerings. This additional risk may hinder investors’ ability to achieve their own personal investment objectives related to portfolio diversification, risk-adjusted investment returns and other objectives. Additionally, the results of any other businesses or companies that have or have had an investment objective which is similar to, or different from, the Fund’s investment objective are not indicative of the results that the Fund may achieve. The Fund expects to have a different investment portfolio from other businesses or companies. Accordingly, the Fund’s results may differ from and are independent of the results obtained by such businesses or companies. Moreover, past performance is no assurance of future returns.
Municipal Bond Risk:
Municipal bond risks include the inability of the issuer to repay the obligation, the relative lack of information about certain issuers, and the possibility of future tax and legislative changes, which could affect the market for and value of municipal securities. Additional risks include:

•	General Obligation Bonds Risk —timely payments depend on the issuer’s credit quality, ability to raise tax revenues and ability to maintain an adequate tax base;

•
Revenue Bonds (including Industrial Development Bonds) Risk
—timely payments depend on the money earned by the particular facility or class of facilities, or the amount of revenues derived from another source, and may be negatively impacted by the general credit of the user of the facility;

•
Private Activity Bonds Risk
—municipalities and other public authorities issue private activity bonds to finance development of industrial facilities for use by a private enterprise, which is solely responsible for paying the principal and interest on the bond, and payment under these bonds depends on the private enterprise’s ability to do so;

•
Moral Obligation Bonds Risk
—moral obligation bonds are generally issued by special purpose public authorities of a state or municipality. If the issuer is unable to meet its obligations, repayment of these bonds becomes a moral commitment, but not a legal obligation, of the state or municipality;

•
Municipal Notes Risk
—municipal notes are shorter-term municipal debt obligations that pay interest that is, in the opinion of bond counsel, generally excludable from gross income for federal income tax purposes (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax) and that have a maturity that is generally one year or less. If there is a shortfall in the anticipated proceeds, the notes may not be fully repaid and the Fund may lose money; and

Municipalities may experience political, economic and financial difficulties in the current economic environment. The ability of a municipal issuer to make payments and the value of municipal bonds can be affected by uncertainties in the municipal securities market and economic and societal events, such as infectious diseases and increased unemployment. Actions that municipalities may take in response to such events could result in disruption or reduced operations and productivity for businesses, thereby causing reduced tax revenues and increased budgetary pressures, which may adversely affect the issuer’s financial condition or ability to meet its financial obligations. Such events and uncertainties could cause increased volatility and reduced liquidity in the municipal securities market and could negatively impact the Fund’s net asset value and/or the distributions paid by the Fund.
Certain of the issuers in which the Fund may invest have recently experienced, or may experience, significant financial difficulties and repeated credit rating downgrades
To be tax exempt, municipal bonds must meet certain regulatory requirements. If a municipal bond fails to meet such requirements, the interest received by the Fund from its investment in such bonds and distributed to shareholders may be taxable. It is possible that interest on a municipal bond may be declared taxable after the issuance of the bond, and this determination may apply retroactively to the date of the issuance of the bond, which would cause a portion of prior distributions made by the Fund to be taxable to shareholders in the year of receipt.
Municipal Bond Focus Risk:
From time to time the Fund may invest a substantial amount of its assets in municipal bonds on which interest is paid solely from revenues of similar projects. If the Fund focuses its investments in this manner, it assumes the legal and economic risks relating to such projects, which may have a significant impact on the Fund’s investment performance. In addition, the Fund may invest more heavily in bonds from certain cities, states or regions than others, which may increase the Fund’s exposure to losses resulting from economic, political or regulatory occurrences impacting these particular cities, states or regions.
Special Situations Municipal Securities Risk:
The availability of special situations municipal securities that present attractive investment opportunities has historically been sporadic and may in the future be rare or at times non-existent.
As such, the portion of the Fund’s assets invested in special situations municipal securities may fluctuate significantly over time according to the availability of attractive special situations municipal securities opportunities. At times when the portion of the Fund’s assets invested in special situations municipal securities is low, due to lack of availability of special situations municipal securities or otherwise, that low level exposure to such securities may impede the Fund’s ability to fully pursue its investment objective.
Special situations municipal securities present both unusual opportunities and challenges. The ability of the Fund to capitalize on its investments in special situations municipal securities will be dependent on several factors including, but not limited to, the Subadvisor’s ability (1) to select special situations municipal securities to invest in that have good prospects for improving their creditworthiness over time, or otherwise experiencing price improvement; (2) to manage the various special situations municipal securities’ credits through the recovery process, including work-outs, buyouts and bankruptcies; (3) to buy attractively-priced special situations municipal securities that have the potential to appreciate significantly in value or minimize losses, depending on market conditions; and (4) to liquidate its investments in special situations municipal securities, either by selling such securities to other investors at attractive prices, or by receiving cash, securities or other assets of value after and as a result of a work-out
or the issuer’s emergence from bankruptcy.
The Subadvisor’s ability to succeed in these efforts will require skills and techniques that are different from or in addition to the skills and techniques used by a typical municipal investment manager. There is no assurance that the Subadvisor will succeed in its efforts, or that market circumstances will end up being favorable to deriving outsized returns from investments in special situations municipal securities.

Interest Rate Risk:
Interest rate risk is the risk that the value of the Fund’s investments in fixed income or debt securities will change because of changes in interest rates. There is a risk that interest rates across the financial system may change, possibly significantly and/or rapidly. Changes in interest rates or a lack of market participants may lead to decreased liquidity and increased volatility in the fixed-income or debt markets, making it more difficult for the Fund to sell its fixed-income or debt holdings. Decreased liquidity in the fixed-income or debt markets also may make it more difficult to value some or all of the Fund’s fixed-income or debt holdings. For most fixed-income investments, when market interest rates fall, prices of fixed-rate debt securities rise. However, when market interest rates fall, prices of certain variable and fixed-rate debt securities may be adversely affected (i.e., falling interest rates bring the possibility of prepayment risk, as an instrument may be redeemed before maturity). Very low or negative interest rates may magnify interest rate risk. Low interest rates (or negative interest rates) may magnify the risks associated with rising interest rates. There is the risk that the income generated by investments may not keep pace with inflation. Actions by governments and central banking authorities can result in increases or decreases in interest rates. Periods of higher inflation could cause such authorities to raise interest rates, which may adversely affect the Fund and its investments. The Fund may be subject to heightened interest rate risk in times of monetary policy change and/or uncertainty, such as when the Federal Reserve adjusts a quantitative easing program and/or changes rates. Changing interest rates (or the expectation of such changes), including rates that fall below zero, may have unpredictable effects on markets, may result in heightened market volatility and may detract from Fund performance to the extent the Fund is exposed to such interest rates and/or volatility. Other factors that may affect the value of debt securities include, but are not limited to, economic, political, public health, and other crises and responses by governments and companies to such crises.
Credit Risk:
Issuers of fixed income securities in which the Fund may invest may default, or may be in default at the time of purchase, on their obligations to pay principal or interest when due. This non-payment
would result in a reduction of income to the Fund, a reduction in the value of a fixed income security experiencing non-payment
and, potentially, a decrease in the NAV of the Fund. To the extent that the credit rating assigned to a fixed income security in the Fund’s portfolio is downgraded, the market price and liquidity of such security may be adversely affected.
Call Risk:
Call risk refers to the possibility that an issuer may exercise its right to redeem a fixed income security earlier than expected (a call). Issuers may call outstanding securities prior to their maturity for a number of reasons (e.g., declining interest rates, changes in credit spreads and improvements in the issuer’s credit quality). If an issuer calls a security in which the Fund has invested, the Fund may not recoup the full amount of its initial investment and may be forced to reinvest in lower-yielding securities, securities with greater credit risks or securities with other, less favorable features.
Issuer Risk:
The value of a security may decline for a number of reasons that directly relate to the issuer, such as management performance, major litigation, investigations or other controversies, changes in financial condition or credit rating, changes in government regulations affecting the issuer or its competitive environment and strategic initiatives such as mergers, acquisitions or dispositions and the market response to any such initiatives, financial leverage or reduced demand for the issuer’s goods or services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Common Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
Market Risk:
Changes in markets may cause the value of investments to fluctuate, which could cause the Fund to underperform other funds with similar investment objectives and strategies. Such changes may be rapid and unpredictable. From time to time, markets may experience periods of stress as a result of various market, economic and geopolitical factors (including responses to government actions or interventions) for potentially prolonged periods that may result in: (i) increased market volatility; (ii) reduced market liquidity; and (iii) increased requests for repurchases of shares. Certain securities may be difficult to value under such conditions, and such conditions may add significantly to the risk of volatility in the net asset value of the Common Shares and adversely affect the Fund and its investments.

High-Yield Municipal Bond Risk:
 High-yield or
non-investment
grade municipal bonds (commonly referred to as “junk bonds”) may be subject to increased liquidity risk as compared to other high-yield debt securities. There may be little or no active trading market for certain high-yield municipal bonds, which may make it difficult for the Fund to sell such bonds at or near their perceived value. In such cases, the value of a high-yield municipal bond may decline dramatically, even during periods of declining interest rates. The high-yield municipal bonds in which the Fund intends to invest may be more likely to pay interest that is includable in taxable income for purposes of the federal alternative minimum tax than other municipal bonds.
Debt Securities Risk:
The risks of investing in debt or fixed-income securities include (without limitation): (i) credit risk, e.g., the issuer or guarantor of a debt security may be unable or unwilling (or be perceived by market participants, rating agencies, pricing services or otherwise as unable or unwilling) to make timely principal and/or interest payments or otherwise honor its obligations, or changes in an issuer’s credit rating or the market’s perception of an issuer’s creditworthiness may affect the value of the Fund’s investments; (ii) maturity risk, e.g., a debt security with a longer maturity may fluctuate in value more than one with a shorter maturity; (iii) market risk, e.g., low demand for debt securities may negatively impact their price; (iv) interest rate risk, e.g., when interest rates go up, the value of a debt security generally goes down, and when interest rates go down, the value of a debt security generally goes up (long-term debt securities are generally more susceptible to interest rate risk than short-term debt securities); and (v) call or prepayment risk, e.g., during a period of falling interest rates, the issuer may redeem a security by repaying it early, which may reduce the Fund’s income if the proceeds are reinvested at lower interest rates.
Private Placement and Restricted Securities Risk:
The Fund may invest in privately issued securities, including those which may be resold only in accordance with Rule 144A under the Securities Act of 1933, as amended. Securities acquired in a private placement generally are subject to strict restrictions on resale, and there may be no market or a limited market for the resale of such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so or at the most favorable price. This potential lack of liquidity also may make it more difficult to accurately value these securities.
Liquidity and Valuation Risk:
The Fund’s investments may be illiquid at the time of purchase or liquid at the time of purchase and subsequently become illiquid due to, among other things, events relating to the issuer of the securities, market events, operational issues, economic conditions, investor perceptions or lack of market participants. The lack of an active trading market may make it difficult to sell or obtain an accurate price for a security. If market conditions or issuer specific developments make it difficult to value securities, the Fund may value these securities using more subjective methods, such as fair value pricing. In such cases, the value determined for a security could be different than the value realized upon such security’s sale. As a result, an investor could pay more than the market value when buying shares or receive less than the market value when selling shares. This could affect the proceeds of any repurchase or the number of shares an investor receives upon purchase. The Fund is subject to the risk that it could not meet repurchase requests within the allowable time period without significant dilution of remaining investors’ interests in the Fund. To meet repurchase requests or to raise cash to pursue other investment opportunities, the Fund may be forced to sell securities at an unfavorable time and/or under unfavorable conditions, which may adversely affect the Fund’s performance. These risks are heightened for fixed income instruments when interest rates are low or rapidly increasing.
Variable Rate Demand Instruments Risk:
A variable rate demand instrument is generally subject to certain of the risks associated with debt securities. Variable rate demand instruments are also subject to potential delays between the instrument’s periodic interest rate reset and an intervening rise in general interest rates, which could adversely affect the Fund. In addition, these instruments are subject to the risk that, if not held to maturity, the Fund will be subject to the credit risk of any third party supporting or providing the instrument’s demand feature, as well as the risk that such third party’s obligations may terminate or that it may otherwise fail to meet such obligations.
Derivatives Risk:
Derivatives are investments whose value depends on (or is derived from) the value of an underlying instrument, such as a security, asset, reference rate or index. Derivative strategies may be riskier than investing directly in the underlying instrument and often involve leverage, which may exaggerate a loss, potentially causing the Fund to lose more money than it originally invested and would have lost had it invested directly in the underlying instrument. For example, if the Fund is the seller of credit protection in a credit default swap, the Fund effectively adds leverage to its portfolio and is subject to the credit exposure on the full notional value of the swap. Derivatives may be difficult to sell, unwind and/or value. Derivatives may also be subject to counterparty risk, which is the risk that the counterparty (the party on the other side of the transaction) on a derivative transaction will be unable or unwilling to honor its contractual obligations to the Fund. Futures and other derivatives may be more volatile than direct investments in the instrument underlying the contract, and may not correlate perfectly to the underlying instrument.
Futures and other derivatives also may involve a small initial investment relative to the risk assumed, which could result in losses greater than if they had not been used. Due to fluctuations in the price of the underlying instrument, the Fund may not be able to profitably exercise an option and may lose its entire investment in an option. To the extent that the Fund writes or sells an option, if the decline in the value of the underlying instrument is significantly below the exercise price in the case of a written put option or increase above the exercise price in the case of a written call option, the Fund could experience a substantial loss. Swaps may be subject to counterparty credit, correlation, valuation, liquidity and leveraging risks. Swap transactions tend to shift a Fund’s investment exposure from one type of investment to another and may entail the risk that a party will default on its payment obligations to the Fund. Additionally, applicable regulators have adopted rules imposing certain margin requirements, including minimums on uncleared swaps, which may result in the Fund and its counterparties posting higher margin amounts for uncleared swaps. Certain standardized swaps are subject to mandatory central clearing and exchange trading. Central clearing, which interposes a central clearinghouse to each participant’s swap, and exchange trading are intended to reduce counterparty credit risk and increase liquidity but neither makes swap transactions risk-free. Derivatives may also increase the expenses of the Fund.
Other Investment Companies Risk:
The Fund may invest in securities of other investment companies, including other closed-end
or
open-end
investment companies (including ETFs). With respect to listed closed-end
funds and ETFs, the market value of their shares may differ from the NAV of the particular fund. To the extent the Fund invests a portion of its assets in investment company securities, those assets will be subject to the risks of the purchased investment company’s portfolio securities. In addition, if the Fund invests in such investment companies or investment funds, the Fund’s shareholders will bear not only their proportionate share of the expenses of the Fund, but also will indirectly bear similar expenses of the underlying investment company. In addition, the securities of other investment companies may also be leveraged and will therefore be subject to the same leverage risks described herein. The NAV and market value of leveraged shares will be more volatile and the yield to stockholders will tend to fluctuate more than the yield generated by unleveraged shares. Other investment companies may have investment policies that differ from those of the Fund. In addition, to the extent the Fund invests in other investment companies, the Fund will be dependent upon the investment and research abilities of persons other than the Subadvisor.
Leverage Risk:
The use of leverage creates an opportunity for increased Common Share net investment income dividends, but also creates risks for the Common Shareholders. Leverage is a speculative technique that exposes the Fund to greater risk and increased costs than if it were not implemented. Increases and decreases in the value of the Fund’s portfolio will be magnified when the Fund uses leverage. As a result, leverage may cause greater changes in the Fund’s NAV. The Fund will also have to pay interest on its borrowings, if any, which may reduce the Fund’s return. This interest expense may be greater than the Fund’s return on the underlying investment. The Fund’s leveraging strategy may not be successful.
The Fund uses leverage through the use of proceeds received from TOB transactions.
If the Fund enters into a credit facility, the Fund may be required to prepay outstanding amounts or incur a penalty rate of interest upon the occurrence of certain events of default. The Fund would also likely have to indemnify the lenders under the credit facility against liabilities they may incur in connection therewith. In addition, the Fund expects that any credit facility would contain covenants that, among other things, likely would limit the Fund’s ability to pay distributions in certain circumstances, incur additional debt, change certain of its investment policies and engage in certain transactions, including mergers and consolidations, and require asset coverage ratios in addition to those required by the 1940 Act. The Fund may be required to pledge its assets and to maintain a portion of its assets in cash or high-grade securities as a reserve against interest or principal payments and expenses.
Although it does not currently contemplate doing so, the Fund may in the future issue Preferred Shares as a form of financial leverage. Any such Preferred Shares of the Fund would be senior to the Common Shares, such that holders of Preferred Shares would have priority over the distribution of the Fund’s assets, including dividends and liquidating distributions. If Preferred Shares are issued and outstanding, holders of the Preferred Shares would elect two trustees of the Fund, voting separately as a class.
The Fund anticipates that the money borrowed for investment purposes will pay interest based on shorter-term interest rates that would be periodically reset. So long as the Fund’s portfolio provides a higher rate of return, net of expenses, than the interest rate on borrowed money as reset periodically, the leverage may cause the Common Shareholders to receive a higher current rate of return than if the Fund were not leveraged. If, however, long-term and/or short-term rates rise, the interest rate on borrowed money could exceed the rate of return on securities held by the Fund, reducing return to the Common Shareholders. Recent developments in the credit markets may adversely affect the ability of the Fund to borrow for investment purposes and may increase the costs of such borrowings, which would reduce returns to the Common Shareholders.
There is no assurance that a leveraging strategy will be successful. Leverage involves risks and special considerations for common shareholders, including:

•	the likelihood of greater volatility of net asset value, market price and dividend rate of the common shares than a comparable portfolio without leverage;

•
the risk that fluctuations in interest rates on borrowings and short-term debt or in the interest or dividend rates on any other leverage that the Fund must pay will reduce the return to the Common Shareholders;

•
the effect of leverage in a declining market, which is likely to cause a greater decline in the net asset value of the common shares than if the Fund were not leveraged, which may result in a greater decline in the market price of the common shares;

•	when the Fund uses leverage, the investment advisory fees payable to the Manager and the Subadvisor will be higher than if the Fund did not use leverage; and

•	leverage may increase operating costs, which may reduce total return.
Certain types of borrowings by the Fund may result in the Fund being subject to covenants in credit agreements relating to asset coverage and portfolio composition requirements. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies, which may issue ratings for the short-term corporate debt securities or Preferred Shares issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act. The Subadvisor does not believe that these covenants or guidelines will impede them from managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
The Fund may invest in the securities of other investment companies. Such securities may also be leveraged, and will therefore be subject to the leverage risks described above. This additional leverage may in certain market conditions reduce the net asset value of the Fund’s common shares and the returns to the Common Shareholders. For more information on leverage, please see “Leverage” earlier in this prospectus.

Portfolio Management Risk:
The investment strategies, practices and risk analyses used by the Subadvisor may not produce the desired results or expected returns. There is no guarantee that the investment objective of the Fund will be achieved. Certain securities or other instruments in which the Fund seeks to invest may not be available in the quantities desired. In addition, regulatory restrictions, actual or potential conflicts of interest or other considerations may cause the Manager and/or Subadvisor to restrict or prohibit participation in certain investments. In such circumstances, the Subadvisor may determine to purchase other securities or instruments as substitutes. Such substitute securities or instruments may not perform as intended, which could result in losses to the Fund. To the extent the Fund employs strategies targeting perceived pricing inefficiencies, arbitrage strategies or similar strategies, it is subject to the risk that the pricing or valuation of the securities and instruments involved in such strategies may change unexpectedly, which may result in reduced returns or losses to the Fund. The Fund is also subject to the risk that deficiencies in the internal systems or controls of the Manager and/or Subadvisor or another service provider will cause losses for the Fund or hinder Fund operations. For example, trading delays or errors (both human and systemic) could prevent the Fund from purchasing a security expected to appreciate in value. Additionally, actual or potential conflicts of interest, legislative, regulatory, or tax restrictions, policies or developments may affect the investment techniques available to the Subadvisor and each individual portfolio manager in connection with managing the Fund and may also adversely affect the ability of the Fund to achieve its investment objective. There also can be no assurance that all of the personnel of the Subadvisor will continue to be associated with the Subadvisor for any length of time. The loss of services of one or more key employees of the Subadvisor could have an adverse impact on the Fund’s ability to realize its investment objective.
In addition, the Fund may rely on various third-party sources to calculate its NAV. As a result, the Fund is subject to certain operational risks associated with reliance on service providers and service providers’ data sources. In particular, errors or systems failures and other technological issues may adversely impact the Fund’s calculations of its NAV, and such NAV calculation issues may result in inaccurately calculated NAVs, delays in NAV calculation and/or the inability to calculate NAVs over extended periods. The Fund may be unable to recover any losses associated with such failures.
Reinvestment Risk:
Income from the Fund’s portfolio will decline if and when the Fund invests the proceeds from matured, traded or called fixed income securities at market interest rates that are below the portfolio’s current earnings rate. A decline in income could affect the Fund’s NAV and/or a Common Shareholder’s overall returns. The Fund also may choose to sell higher yielding portfolio securities and to purchase lower yielding securities to achieve greater portfolio diversification, because the portfolio managers believe the current holdings are overvalued or for other investment-related reasons. A decline in income received by the Fund from its investments is likely to have a negative effect on dividend levels, NAV and/or overall return of the Common Shares.
Repurchase Offers Risk:
As described under “Periodic Repurchase Offers” above, the Fund is an “interval fund” and, in order to provide liquidity to Common Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. In each quarter, such repurchase offers will be for at least 5%
and not more than 25% of its outstanding Common Shares at NAV, pursuant to Rule
23c-3
under the 1940 Act.
The Fund currently expects to conduct quarterly repurchase offers for 10% of its outstanding Common Shares under ordinary circumstances. The Fund believes that these repurchase offers are generally beneficial to the Fund’s shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. To the extent the Fund employs investment leverage, repurchases of Common Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Common Shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. If a repurchase offer is oversubscribed, the Fund may, but is not required to, determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if Common Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Common Shares tendered on a pro rata basis, and Common Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Common Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Some Common Shareholders, in anticipation of proration, may tender more Common Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. A Common Shareholders may be subject to market and other risks, and the NAV of Common Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Common Shares is determined. In addition, the repurchase of Common Shares by the Fund may be a taxable event to Common Shareholders.
Tax Risk:
The Fund has elected to elect to be treated and to qualify each year as a RIC under the Code. As a RIC, the Fund is not expected to be subject to U.S. federal income tax if it complies with certain income, distribution and diversification requirements. If the Fund fails to qualify as a RIC, subject to certain cure provisions, the Fund would be subject to U.S. federal income tax at the corporate income tax rate. The value of the Fund’s investments and its NAV may be adversely affected by changes in tax rates and rules. Because interest income from municipal securities is normally not subject to U.S. regular federal income taxation, the attractiveness of municipal securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax exempt status of interest income from municipal securities. Additionally, the Fund is not a suitable investment for individual retirement accounts, for other tax exempt or tax-deferred
accounts or for investors who are not sensitive to the federal income tax consequences of their investments. The Fund’s investment in AMT Bonds may trigger adverse tax consequences for Fund shareholders who are subject to the federal alternative minimum tax. If you are, or as a result of investment in the Fund would become, subject to the federal alternative minimum tax, the Fund may not be a suitable investment for you. In addition, distributions of taxable ordinary income (including any net short-term capital gain) will be taxable to shareholders as ordinary income (and not eligible for favorable taxation as “qualified dividend income”), and capital gain dividends will be taxable as long-term capital gains. Interest income on municipal securities also may be subject to state and local income taxes. See “Tax Matters.”
Alternative Minimum Tax Risk:
The Fund may invest in AMT Bonds. Therefore, a portion of the Fund’s otherwise exempt-interest dividends may be taxable to those shareholders subject to the federal alternative minimum tax.
Taxability Risk:
The Fund will invest in municipal securities in reliance at the time of purchase on an opinion of bond counsel to the issuer that the interest paid on those securities will be excludable from gross income under the regular U.S. federal income tax, and the Subadvisor will not independently verify that opinion. Subsequent to the Fund’s acquisition of such a municipal security, however, the security may be determined to pay, or to have paid, taxable income. In addition, the Fund’s investment in TOBs includes the risk that the Fund might not be considered the owner for federal income tax purposes of the municipal obligations underlying a TOB and thus would not be permitted to treat income derived from the TOB as exempt from federal income taxes. Further, under some circumstances, the creation of a TOB could be considered a reissuance of the underlying municipal obligations, which might not satisfy the then current requirements for a tax-exempt
obligation. As a result, the treatment of dividends previously paid or to be paid by the Fund as “exempt-interest dividends” could be adversely affected, subjecting the Fund’s shareholders to increased federal income tax liabilities. Certain other investments made by the Fund, including derivatives transactions, may result in the receipt of taxable income or gains by the Fund.
Inflation/Deflation Risk:
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Common Shares and distributions can decline. Currently, inflation rates are elevated relative to normal market conditions and could increase. Deflation risk is the risk that prices throughout the economy decline over time. Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer default more likely, which may result in a decline in the value of the Fund’s portfolio and Common Shares.
Insurance Risk:
The Fund may purchase municipal securities that are secured by insurance, bank credit agreements or escrow accounts. The credit quality of the companies that provide such credit enhancements will affect the value of those securities. Certain significant providers of insurance for municipal securities have incurred significant losses as a result of exposure to sub-prime
mortgages and other lower credit quality investments. As a result, such losses reduced the insurers’ capital and called into question their continued ability to perform their obligations under such insurance if they are called upon to do so in the future. While an insured municipal security will typically be deemed to have the rating of its insurer, if the insurer of a municipal security suffers a downgrade in its credit rating or the market discounts the value of the insurance provided by the insurer, the value of the municipal security would more closely, if not entirely, reflect such rating. In such a case, the value of insurance associated with a municipal security may not add any value. The insurance feature of a municipal security does not guarantee the full payment of principal and interest through the life of an insured obligation, the market value of the insured obligation or the NAV of the Common Shares represented by such insured obligation.
Tender Option Bond Regulatory Risk:
The federal banking regulators, the SEC and the CFTC in recent years have adopted rules and regulations that have impacted or may impact TOB trusts and securities issued by such trusts, including most notably the so-called
“Volcker Rule”, added to the Bank Holding Company Act of 1956 with the adoption of the Dodd-Frank Act. The Volcker Rule places certain restrictions on the ability of any “banking entity” to sponsor, acquire interests in and engage in certain activities with a TOB trust. As a result, certain activities to support the remarketing of floating rate certificates undertaken by banking entities, in their role as remarketing agents or liquidity providers to TOB trusts, before the compliance date for the Volcker Rule, are no longer permitted under the standard TOB trust structure. To be compliant with the Volcker Rule, the standard TOB trust structure has been modified since the Rule’s adoption (i) to shift certain rights and responsibilities from the remarketing agent and liquidity provider to the owners of the inverse floating rate securities such as the Fund itself, and (ii) to change the way in which liquidity is provided to support remarketing of the floating rate securities. Holders of the inverse floating rate securities, including the Fund, may delegate many of these responsibilities to a third party administrator, which would generate additional costs relative to the standard TOB trust structure. The total impact of these modifications remains to be fully seen, but the operational and structural changes associated with these modifications may make early unwinds of TOB trusts in adverse market scenarios more likely, may make the use of TOB trusts more expensive and, overall, may make it more difficult to use TOB trusts to effectively leverage municipal investments to the extent that the Fund may desire. In addition, these modifications have raised or may raise other regulatory issues that may require further refinement to the structure, may impede the future use of TOB trusts as a means of financing leverage, or may increase future costs of
TOB-based
leverage.
Non-Diversified
Status Risk:
The Fund is a
non-diversified,
closed-end
management investment company registered under the 1940 Act. A non-diversified
fund may invest a greater portion of its assets in a more limited number of issuers than a diversified fund. A non-diversified
fund may select its investments from a relatively small pool of issuers consistent with its stated investment objective and policies. An investment in a non-diversified
fund may present greater risk to an investor than an investment in a diversified portfolio because changes in the financial condition or market assessment of a single issuer or small number of issuers may cause greater fluctuations in the value of the fund’s shares.

Large Investments or Repurchases by Shareholders Risk:
From time to time, a Fund may receive large purchase orders or repurchase requests from investors. Such large transactions could have adverse effects on performance if the Fund is required to sell securities, invest cash or hold significant cash at times when it otherwise would not do so. This activity could also accelerate the realization of capital gains and increase transaction costs. Certain shareholders, including clients or affiliates of the Manager and/or other funds managed by the Manager or its affiliates, may from time to time own or control a significant percentage of a Fund’s shares. Repurchases by these shareholders of their shares may further increase the liquidity risk and may otherwise adversely impact the Fund. These shareholders may include, for example, institutional investors, funds of funds, discretionary advisory clients and other shareholders whose buy-sell
decisions are controlled by a single decision-maker. For more information, please see “Principal Risks of the Fund—Liquidity and Valuation Risk.”
Preferred Stock Risk:
Preferred stock is subject to many of the risks associated with debt securities, including interest rate risk. In addition, preferred stocks may not pay dividends, an issuer may suspend payment of dividends on preferred stock at any time, and in certain situations an issuer may call or redeem its preferred stock or convert it to common stock. To the extent that the Fund invests a substantial portion of its assets in convertible preferred stocks, declining common stock values may also cause the value of the Fund’s investments to decline.
Recent Market Conditions:
Periods of unusually high financial market volatility and restrictive credit conditions, at times limited to a particular sector or geographic area, have occurred in the past and may be expected to recur in the future. Some countries, including the United States, have adopted or have signaled protectionist trade measures, relaxation of the financial industry regulations that followed the financial crisis, and/or reductions to corporate taxes. The scope of these policy changes is still developing, but the equity and debt markets may react strongly to expectations of change, which could increase volatility, particularly if a resulting policy runs counter to the market’s expectations. The outcome of such changes cannot be foreseen at the present time. In addition, geopolitical and other risks, including environmental and public health risks, may add to instability in the world economy and markets generally. As a result of increasingly interconnected global economies and financial markets, the value and liquidity of the Fund’s investments may be negatively affected by events impacting a country or region, regardless of whether the Fund invests in issuers located in or with significant exposure to such country or region.
Governmental authorities and regulators throughout the world, such as the U.S. Federal Reserve, have in the past responded to major economic disruptions with changes to fiscal and monetary policy, including but not limited to, direct capital infusions, new monetary programs, and dramatically lower interest rates. Such policy changes may adversely affect the value, volatility and liquidity of instruments in which the Fund invests.
Ukraine has experienced ongoing military conflict, most recently in February 2022 when Russia invaded Ukraine; this conflict may expand and military attacks could occur elsewhere in Europe. Europe has also been struggling with mass migration from the Middle East and Africa. The ultimate effects of these events and other socio-political or geographical issues are not known but could profoundly affect global economies and markets.
The ongoing trade war between China and the United States, including the imposition of tariffs by each country on the other country’s products, has created a tense political environment. These actions may trigger a significant reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry, which could have a negative impact on the Fund’s performance. U.S. companies that source material and goods from China and those that make large amounts of sales in China would be particularly vulnerable to an escalation of trade tensions. Uncertainty regarding the outcome of the trade tensions and the potential for a trade war could cause the U.S. dollar to decline against safe haven currencies, such as the Japanese yen and the euro. Events such as these and their consequences are difficult to predict and it is unclear whether further tariffs may be imposed or other escalating actions may be taken in the future.
The impact of these developments in the near- and long-term is unknown and could have additional adverse effects on economies, financial markets and asset valuations around the world.

Regulatory Risk:
Government regulation and/or intervention may change the way the Fund is regulated, affect the expenses incurred directly by the Fund, affect the value of its investments, and limit the Fund’s ability to achieve its investment objective. Government regulation may change frequently and may have significant adverse consequences. Moreover, government regulation may have unpredictable and unintended effects. In addition to exposing the Fund to potential new costs and expenses, additional regulation or changes to existing regulation may also require changes to the Fund’s investment practices. Certain regulatory authorities may also prohibit or restrict the ability of the Fund to engage in certain derivative transactions or short-selling of certain securities. Although there continues to be uncertainty about the full impact of these and other regulatory changes, the Fund may be subject to a more complex regulatory framework, and incur additional costs to comply with new requirements as well as to monitor for compliance with any new requirements going forward.
At any time after the date of this prospectus, legislation may be enacted that could negatively affect the assets of the Fund. Legislation or regulation may change the way in which the Fund is regulated. Neither New York Life Investments nor the Subadvisor can predict the effects of any new governmental regulation that may be implemented, and there can be no assurance that any new governmental regulation will not adversely affect the Fund’s ability to achieve its investment objective. The Fund’s activities may be limited or restricted because of laws and regulations applicable to the Manager, the Subadvisor or the Fund.
Potential Conflicts of Interest Risk:
The Manager, the Subadvisor and their affiliates are involved with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Manager, the Subadvisor and their affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. Subject to the requirements of the 1940 Act, the Manager, the Subadvisor and their affiliates intend to engage in such activities and may receive compensation from third parties for their services. The Manager, the Subadvisor and their affiliates have no obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Manager, the Subadvisor and their affiliates may compete with the Fund for appropriate investment opportunities. The results of the Fund’s investment activities, therefore, may differ from those of the Fund’s affiliates, or another account managed by the Fund’s affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the Fund’s affiliates and other accounts achieve profits on their trading for proprietary or other accounts. The Manager, the Subadvisor and their affiliates have adopted policies and procedures designed to address potential conflicts of interests and to allocate investments among the funds managed by the Manager, the Subadvisor and their affiliates in a fair and equitable manner.
Operational and Cyber Security Risk:
The Fund is exposed to operational risk arising from a number of factors, including but not limited to, human error, processing and communication errors, errors of the Fund’s service providers, counterparties or other third-parties, failed or inadequate processes and technology or system failures. Additionally, the Fund and its service providers are susceptible to risks resulting from breaches in cyber security, including the theft, corruption, destruction or denial of access to data maintained online or digitally, denial of service on websites and other disruptions. Successful cyber security breaches may adversely impact the Fund and its shareholders by, among other things, interfering with the processing of shareholder transactions, impacting the Fund’s ability to calculate its NAV, causing the release of confidential shareholder or Fund information, impeding trading, causing reputational damage and subjecting the Fund to fines, penalties or financial losses. The Fund seeks to reduce these operational and cyber security risks through controls and procedures. However, these measures do not address every possible risk and may be inadequate for those risks that they are intended to address. Additionally, technological developments such as the use of cloud-based service providers and/or services and the integration of artificial intelligence in systems and operations create new risks, which can be difficult to assess.
Anti-Takeover Provisions:
The Fund’s Declaration of Trust includes provisions that could limit the ability of other entities or persons to acquire control of the Fund or to convert the Fund to open-end
status. See “Certain Provisions in the Declaration of Trust and
By-Laws.”

Management of the Fund
Trustees and Officers
The Fund’s business and affairs are managed under the direction of its Board. Accordingly, the Board provides broad oversight over the Fund’s affairs, including oversight of the duties performed by the Manager and the Subadvisor. The Fund’s officers are responsible for the day-to-day
operations. Each Trustee and officer will hold office until his or her successor is duly elected and qualifies or until he or she resigns or is removed in the manner in accordance with applicable law. Unless otherwise indicated, the address of each Trustee and officer is 51 Madison Avenue, New York, New York, 10010. Additional information regarding the Board and its committees, and the officers, is set forth under “Management of the Fund” in the SAI. The Board consists of a majority of Trustees who are not interested persons (as defined in the 1940 Act) of the Manager, Subadvisor or their affiliates.
Manager
New York Life Investments serves as the Fund’s Manager. In accordance with the stated investment objective, policies and restrictions of the Fund and subject to the oversight of the Board, the Manager provides various advisory services to the Fund. The Manager is responsible for, among other things, managing all aspects of the advisory operations of the Fund and the composition of the investment portfolio of the Fund. The Manager intends to delegate its portfolio management responsibilities to MacKay Shields. The Subadvisor is responsible for the day-to-day
management of the Fund’s portfolio. The Manager supervises the services provided by the Subadvisor by performing due diligence, evaluating the performance of the Subadvisor and periodically reporting to the Board regarding the results of the Manager’s evaluation and monitoring functions. The Manager periodically makes recommendations to the Board regarding the renewal, modification or termination of the agreement with the Subadvisor.
New York Life Investments, a Delaware limited liability company, commenced operations in April 2000 and is an indirect, wholly-owned subsidiary of New York Life Insurance Company. As of December 31, 2024, the Manager and its affiliates managed approximately $740 billion in assets.
Subadvisor
MacKay Shields is located at 299 Park Avenue, New York, New York 10171. MacKay Shields was privately held until 1984 when it became a subsidiary of New York Life Insurance Company. As of December 31, 2024, MacKay Shields managed approximately $150.6 billion in assets.
Portfolio Managers
The following section provides biographical information about the Fund’s portfolio managers, who are jointly and primarily responsible for the day-to-day
portfolio management of the Fund. Additional information regarding the portfolio managers’ compensation, other accounts managed and ownership of shares of the Fund is available in the SAI.
John Loffredo, CFA
. Mr. Loffredo is an Executive Managing Director of MacKay Shields and Co-Head of MacKay Municipal Managers. In addition, he was named Vice Chairman in September 2022 and oversees the firm’s investment teams. He has managed the NYLI MacKay Tax Free Bond Fund since 2009, NYLI MacKay High Yield Muni Bond Fund since 2010, NYLI MacKay DefinedTerm Muni Opportunities Fund since 2012, NYLI MacKay Short Term Muni Fund since 2015, NYLI MacKay U.S. Infrastructure Bond Fund since 2019 and the Fund since 2024. He has been a municipal portfolio manager and/or municipal analyst on Wall Street since 1990, with a broad range of portfolio management and analytic experience in the municipal markets. He was previously the Chairman and co-founded
Mariner Municipal Managers LLC (2007 to 2009). He has been a municipal portfolio manager and/or municipal analyst since 1990, with a broad range of portfolio management and analytic experience in the municipal markets. Mr. Loffredo was a Managing Director and
Co-Head
of BlackRock’s Municipal Portfolio Management Group (from 2006 to 2007). Prior to BlackRock’s merger with Merrill Lynch Investment Managers (MLIM), he served as Chief Investment Officer of the Municipal Products Group. He was employed by Merrill Lynch from 1990 to 2006. Before Merrill Lynch, he worked for the City of Boston Treasury Department. He is a member of the firm’s Senior Leadership Team. Mr. Loffredo graduated cum laude with an MBA from Utah State University where he was a Harry S. Truman Scholar. He also has a Certificate of Public Management from Boston University. He is a CFA
®
charterholder.
Robert DiMella, CFA.
Mr. DiMella is an Executive Managing Director of MacKay Shields,
Co-Head
of MacKay Municipal Managers. He has managed the NYLI MacKay Tax Free Bond Fund since 2009, NYLI MacKay High Yield Muni Fund since 2010, NYLI MacKay New York Muni Fund, NYLI MacKay DefinedTerm Muni Opportunities Fund since 2012, NYLI MacKay California Muni Fund since 2013, NYLI MacKay Short Term Muni Fund since 2015, NYLI MacKay Strategic Muni Allocation Fund, NYLI MacKay U.S. Infrastructure Bond Fund since 2019 and the Fund since 2024. Previously, he was the President and co-founder
of Mariner Municipal Managers LLC (2007 to 2009). He has been a municipal portfolio manager since 1992, with a broad range of trading and portfolio management experience in the municipal markets. He was a Managing Director and
Co-Head
of BlackRock’s Municipal Portfolio Management Group (from 2006 to 2007). Prior to BlackRock’s merger with Merrill Lynch Investment Managers (MLIM), he served as a Senior Portfolio Manager and Managing Director of the Municipal Products Group. He was employed by Merrill Lynch from 1993 to 2006. He is a member of MacKay’s Senior Leadership Team. Mr. DiMella earned his Master’s degree at Rutgers University Business School and a Bachelors Degree at the University of Connecticut. He is a CFA
®
charterholder.
Mike Petty
. Mr. Petty is a Senior Managing Director and portfolio manager for MacKay Shields. He joined MacKay Shields in 2009 and has managed the NYLI MacKay High Yield Muni Bond Fund since 2010, NYLI MacKay Tax Free Bond Fund since 2011, NYLI MacKay New York Muni Fund and NYLI MacKay DefinedTerm Muni Opportunities Fund since 2012, NYLI MacKay Short Term Muni Fund since 2015, NYLI MacKay U.S. Infrastructure Bond Fund, NYLI MacKay Strategic Municipal Allocation Fund since 2019 and the Fund since 2024. Before joining the firm he was a Portfolio Manager for Mariner Municipal Managers in 2009. He has been a municipal bond portfolio manager since 1992, and has worked in the municipal products market since 1985. Mr. Petty has a broad array of trading, portfolio management, and sales experience. Prior to joining Mariner Municipal Managers, he was a Senior Portfolio Manager at Dreyfus Corporation from 1997 to 2009. From 1992 to 1997, he served as a Portfolio Manager for Merrill Lynch Investment Managers (MLIM). Mr. Petty graduated from Hobart College with a BS in Mathematics and Economics.
Michael Denlinger, CFA.
Mr. Denlinger has been a portfolio manager of the NYLI MacKay California Muni Fund, NYLI MacKay Strategic Muni Allocation Fund, NYLI MacKay Tax Free Bond Fund and NYLI MacKay U.S. Infrastructure Bond Fund since 2021; NYLI MacKay New York Muni Fund since 2022; and the Fund, NYLI MacKay Arizona Muni Fund, NYLI MacKay Colorado Muni Fund, NYLI MacKay Oregon Muni Fund and NYLI MacKay Utah Muni Fund since 2024. He joined MacKay Shields in 2019 and is currently a Managing Director. Prior to joining MacKay Shields, Mr. Denlinger was an institutional municipal credit trader at Bank of America Merrill Lynch with a primary focus on taxable and healthcare securities. Prior to trading credit, he was a high grade municipal trader. Mr. Denlinger earned a Bachelor’s degree in Economics from Johns Hopkins University in 2014. Mr. Denlinger is a CFA
®
charterholder and has been in the financial services industry since 2014.
Mike Perilli
. Mr. Perilli has managed the Fund, NYLI MacKay Arizona Muni Fund, NYLI MacKay California Muni Fund, NYLI MacKay Colorado Muni Fund, NYLI MacKay High Yield Muni Bond Fund, NYLI MacKay New York Muni Fund, NYLI MacKay Oregon Muni Fund and NYLI MacKay Utah Muni Fund since 2024. He is currently a Director, portfolio manager and trader at MacKay Shields. He joined MacKay Shields in 2023. Before joining the firm he was a portfolio manager and trader on the municipal mutual fund desk at BlackRock focusing on both investment grade and high yield municipal bonds. From 2011-2014, he was a trader on the municipal separately managed account desk. Michael earned a Bachelor’s degree in Accounting from The College of New Jersey in 2007. He is a CFA
®
Charterholder. He has been in the financial services industry since 2008.
John Lawlor.
Mr. Lawlor has managed the NYLI MacKay U.S. Infrastructure Bond Fund, NYLI MacKay Short Term Muni Fund, NYLI MacKay Strategic Muni Allocation Fund since 2019, the Fund and NYLI MacKay High Yield Muni Bond Fund since 2024. He is currently a Managing Director, portfolio manager and trader at MacKay Shields. He joined MacKay Shields in 2016. Before joining the firm he was Vice President Equity Sales at Deutsche Bank and was previously at Bank of America Merrill Lynch. From 1997 to 2011, he was a senior trader on the floor of the New York Stock Exchange. Mr. Lawlor has a broad and diverse set of skills in sales, trading, and electronic trading platforms. He earned a Bachelor’s degree in Finance from Lehigh University in 1997. He has been in the financial services industry since 1997.
Investment Management and Subadvisory Agreements
Pursuant to the Management Agreement, the Fund has agreed to pay the Manager a monthly management fee at an annual rate equal to 0.75% of the average daily value of the Fund’s Managed Assets.
“Managed Assets” means the total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding). This means that during periods in which the Fund is using leverage, the fee paid to the Manager will be higher than if the Fund did not use leverage because the fee is calculated as a percentage of the Fund’s Managed Assets, which include those assets purchased with leverage.
Except as otherwise described in this prospectus, the Fund pays, in addition to the fees paid to the Manager, all other costs and expenses of its operations, including compensation and expenses of its Trustees (other than those affiliated with the Manager), custodian, leveraging expenses, transfer and dividend disbursing agent expenses, legal fees, rating agency fees, expenses of independent auditors, expenses of repurchasing shares, expenses of preparing, printing and distributing shareholder reports, notices, proxy statements and reports to governmental agencies and taxes, if any.
Under the Subadvisory Agreement between the Manager and the Subadvisor and for the investment management services it provides to the Fund, the Manager will pay the Subadvisor 0.375% of the average daily value of the Fund’s Managed Assets, less the amount of any fee waivers and expense reimbursements by the Manager. The subadvisory fee payable to the Subadvisor will be paid by the Manager.
The Management and Subadvisory Agreements were approved by the Board on March 4, 2024. Unless sooner terminated, the Management Agreement and Subadvisory Agreement shall continue for an initial period of no more than two years, and thereafter shall continue automatically for successive annual periods; provided that such continuance is specifically approved at least annually in the manner required by the 1940 Act.
A discussion regarding the basis for the approval of the Management Agreement and Subadvisory Agreement by the Board will be available in the Fund’s first report to shareholders.
Each of the Management Agreement and the Subadvisory Agreement provides that it may be terminated by the Fund at any time, without the payment of any penalty, by the Board or by the vote of the holders of a majority of the outstanding shares of the Fund on 60 days’ written notice to the Manager or the Subadvisor, as applicable. In addition, the Subadvisory Agreement provides that it may be terminated by the Manager at any time, without the payment of any penalty, on 60 days’ written notice to the Subadvisor. Each of the Management Agreement and the Subadvisory Agreement provides that it may be terminated by the Manager or the Subadvisor, as applicable, at any time, without the payment of any penalty, upon 60 days’ written notice to the Fund. Each of the Management Agreement and the Subadvisory Agreement also provides that it will automatically terminate in the event of an “assignment” (as defined in the 1940 Act), and the Subadvisory Agreement provides that it will automatically terminate in the event of the termination of the Management Agreement.

Control Persons
A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. For so long as the Manager has a greater than 25% interest in the Fund, it may be deemed to be a control person of the Fund for purposes of the 1940 Act.
Net Asset Value
The Fund generally calculates its NAV at the Fund’s close (usually 4:00 pm Eastern time) every day the New York Stock Exchange (“NYSE”) is open. The Fund does not calculate its NAV on days on which the NYSE is closed. The NAV per Common Shares for a class of shares is determined by dividing the value of the net assets attributable to that class by the number of Common Shares of that class outstanding on that day. The value of the Fund’s investments is generally based (in whole or in part) on current market prices. If current market values of the Fund’s investments are not available or, in the judgment of New York Life Investments, do not accurately reflect the fair value of a security, the fair value of the investment will be determined in good faith in accordance with procedures approved by the Board. Changes in the value of the Fund’s portfolio securities after the close of trading on the principal markets in which the portfolio securities trade will not be reflected in the calculation of NAV unless New York Life Investments, in consultation with the Subadvisor, determines that a particular event could materially affect the NAV. In this case, an adjustment in the valuation of the securities may be made in accordance with procedures adopted by the Board. The Fund may invest in portfolio securities that are primarily listed on foreign exchanges that trade on weekends or other days when the Fund does not price its Common Shares. Consequently, the value of portfolio securities of the Fund may change on days when Common Shareholders will not be able to purchase or request that their Common Shares be repurchased. With respect to any portion of the Fund’s assets invested in one or more underlying funds, the Fund’s NAV is calculated based upon the NAVs of those underlying funds, except for exchange-traded underlying funds, which are generally valued based on market prices.
The Board has adopted joint valuation procedures of the New York Life Investments Funds and New York Life Investments establishing methodologies for the valuation of the New York Life Investments Funds’ portfolio securities and other assets. Pursuant to Rule
2a-5
under the 1940 Act, the Board has designated New York Life Investments as the valuation designee to perform fair valuation determinations for the Fund with respect to all Fund investments and/or other assets for which market quotations are not readily available. New York Life Investments, in its role as valuation designee, utilizes the assistance of a Valuation Committee to support its obligations in determining fair value of the Fund’s securities and/or other assets. Fair value determinations may be based upon developments related to a specific security or events affecting securities markets and the specific methodologies used for a particular security may vary based on the market data available for a specific security at the time the Fund calculates its NAV or based on other considerations. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security.
The Fund expects to use fair value pricing for securities actively traded on U.S. exchanges only under very limited circumstances. The Fund may use fair value pricing more frequently for foreign securities. Where foreign securities markets close earlier than U.S. markets, the value of the securities may be affected by significant events or volatility in the U.S. markets occurring after the close of those foreign securities markets.
Plan of Distribution
NYLIFE Distributors LLC, (the “Distributor”) is the principal underwriter and distributor of the Fund’s Common Shares pursuant to a distribution agreement (the “Distribution Agreement”) with the Fund. The Distributor, located at 30 Hudson Street, Jersey City, NJ 07302, is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Distributor acts as the distributor of Common Shares for the Fund on a best efforts basis pursuant to the terms of the Distribution Agreement. The Distributor is not obligated to sell any specific amount of Common Shares of the Fund. The Distributor may enter into selling agreements with various brokers, dealers, banks and other financial intermediaries that have agreed to participate in the distribution of the Shares.
Common Shares of the Fund will be continuously offered through the Distributor. As discussed below, the Fund may authorize one or more intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf. Such intermediaries are authorized to designate other intermediaries to receive purchase and redemption orders on the Fund’s behalf. The Common Shares will be offered at NAV per share calculated each regular business day. Please see “Net Asset Value” above. Please also consult your investment representative for specific information.
The Fund and the Distributor will have the sole right to accept orders to purchase Common Shares and reserve the right to reject any order in whole or in part.
No market currently exists for the Fund’s Common Shares. The Fund does not anticipate listing its Common Shares for trading on any securities exchange. There is currently no secondary market for the Fund’s Common Shares and the Fund does not anticipate that a secondary market will develop for its Common Shares. Neither New York Life Investments nor the Distributor intends to make a market in the Fund’s Common Shares.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the Securities Act, as amended. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Trustee against certain liabilities under the 1933 Act and in connection with the services rendered to the Fund.
Share Classes
The Fund has adopted a Multi-Class Plan in accordance with Rule
18f-3
under the 1940 Act (the “Multi-Class Plan”). Although the Fund is not an
open-end
investment company, it has undertaken to comply with the terms of Rule
18f-3
as a condition of an exemptive order under the 1940 Act which permits it to have, among other things, a multi-class structure. Under the Multi-Class Plan, Shares of each class of the Fund represent an equal pro rata
interest in the Fund and, generally, have identical voting, distribution, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of Shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to shareholders that relates solely to that class.
Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares of the Fund are offered in this prospectus. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.
Class
 I Shares
are generally offered for investment to investors such as pension and profit sharing plans, employee benefit trusts, endowments, foundations, government entities or corporations investing on their own behalf. Class I Shares may also be offered to investors participating in fee-based
advisory programs that have (or whose trading agents have) an agreement with the Distributor to investors that are clients of certain registered investment advisers that have an agreement with the Distributor if it so deems appropriate. Class I shares are also offered to existing employees of the Manager and Subadvisor. Further information about Common Shares that are offered in conjunction with a retirement plan can be obtained directly from such retirement plan.

Class
 A1 Shares
are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.
Class
 A2 Shares
are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.
Class
 A3 Shares
are primarily offered and sold to retail investors by broker-dealers which are members of FINRA and which have agreements with the Distributor, but may be available through other financial firms, including banks and trust companies and to specified benefit plans and other retirement accounts.
Intra-Fund Share Class Conversions
Conversions at the Request of a Financial Intermediary.
Subject to the conditions set forth in this paragraph, Shares of one class of the Fund may be converted into (i.e., reclassified as) Shares of a different class of the Fund at the request of a shareholder’s financial intermediary. To qualify for a conversion, the shareholder must satisfy the conditions for investing in the class into which the conversion is sought (as described in this prospectus). Also, Shares are not eligible to be converted until any applicable contingent deferred sales charge (“CDSC”) period has expired. No sales charge will be imposed on the conversion of Shares. The financial intermediary making the conversion request must submit the request in writing. In addition, the financial intermediary or other responsible party must process and report the transaction as a conversion. The value of the Shares received during a conversion will be based on the relative NAV of the Shares being converted and the Shares received as a result of the conversion. Although the Fund expects that a conversion between classes of the Fund should not result in the recognition of a gain or loss for tax purposes, you should consult with your own tax adviser with respect to the tax treatment of your investment in the Fund.
Class A1, Class A2 and Class A3 Distribution and Service Plan
The Fund has adopted a Distribution and Service Plan (the “Distribution and Service Plan”) for Class A1 Shares, Class A2 Shares and Class A3 Shares of the Fund. The Distribution and Service Plan operates in a manner consistent with Rule
12b-1
under the 1940 Act, which regulates the manner in which an
open-end
investment company may directly or indirectly bear the expenses of distributing its Shares. Although the Fund is not an open-end
investment company, it has undertaken to comply with the terms of Rule
12b-1
as a condition of an exemptive order under the 1940 Act which permits it to, among other things, impose distribution and shareholder servicing fees. The Distribution and Service Plan permits the Fund to compensate the Distributor for using reasonable efforts to secure purchasers of the Fund’s Shares, including by providing continuing information and investment services and/or by making payments to certain authorized institutions in connection with the sale of Shares or servicing of shareholder accounts. Most or all of the distribution and/or service fees are paid to financial firms through which shareholders may purchase or hold Class A1 Shares, Class A2 Shares and/or Class A3 Shares. Because these fees are paid out of the Fund’s Class A1 Share assets, Class A2 Share assets and Class A3 Share assets, respectively, on an ongoing basis, over time they will increase the cost of an investment in Class A1 Shares, Class A2 Shares and Class A3 Shares and may cost you more than paying other types of sales charges. The maximum annual rate at which the distribution and/or servicing fees may be paid under the Distribution and Service Plan for Class A1 Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A1 Shares) is 0.50%. The maximum annual rate at which the distribution and/or servicing fees may be paid under the Distribution and Service Plan for Class A2 Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A2 Shares) is 0.50%. The maximum annual rate at which the distribution and/or servicing fees may be paid under the Distribution and Service Plan for Class A3 Shares (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A3 Shares) is 0.75%.

Purchasing Shares
The Fund’s Common Shares are offered for sale in the U.S. and are not widely available outside the United States. For purposes of this policy, a U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.
Non-U.S.
residents should be aware that U.S. withholding and estate taxes and certain U.S. tax reporting requirements may apply to any investment in the Fund.
Eligible investors may purchase Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares directly from the Fund in accordance with the instructions below. Investors will be assessed fees for returned checks and stop payment orders at prevailing rates charged by Ultimus. The returned check and stop payment fee is currently $25. Class A1 Shares, Class A2 Shares and Class A3 Shares of the Fund may be purchased through financial intermediaries offering such Common Shares. Orders will be priced based on the Fund’s NAV next computed after it is received by a financial intermediary or financial intermediary’s authorized designee. A financial intermediary may hold Common Shares in an omnibus account in the financial intermediary’s name or the financial intermediary may maintain individual ownership records. The Fund may pay the financial intermediary for maintaining individual ownership records as well as providing other shareholder services. Financial intermediaries may charge fees for the services they provide in connection with processing your transaction order or maintaining an investor’s account with them. Investors should check with their financial intermediary to determine if it is subject to these arrangements. Financial intermediaries are responsible for placing orders correctly and promptly with the Fund, forwarding payment promptly. The Fund accepts initial and additional purchases of Common Shares on each day that the NYSE is open for business. Orders will be priced based on the Fund’s NAV next computed (at the close of regular trading (generally 4:00 p.m., Eastern Time) on a day that the NYSE is open for business) after it is received by the Transfer Agent. The Fund will be deemed to have received a purchase or repurchase request order when an authorized financial intermediary or, if applicable, a financial intermediary’s authorized designee, receives the order or repurchase request.
Investors may purchase Common Shares through a broker-dealer or financial intermediary that may establish different minimum investment requirements than the Fund and may also independently charge transaction fees and additional amounts (which may vary) in return for its services, which will reduce an investor’s return. Common Shares purchased through a broker-dealer or financial intermediary will normally be held in an investor’s account with that firm.
The availability of sales charge waivers, discounts, and/or breakpoints may depend on the particular financial intermediary or type of account through which an investor purchases or holds Common Shares. Investors should contact their financial intermediary for more information regarding applicable sales charge waivers and discounts available to them and the financial intermediary’s related policies and procedures.
If an investment is made through an IRA, Keogh plan or 401(k) plan, an approved trustee must process and forward the subscription to the Fund. In such case, the Fund will send the confirmation and notice of its acceptance to the trustee.
By Mail — Initial Investment
To make an initial purchase by mail, complete an account application and mail the application, together with a check made payable to New York Life Investments Funds to:

Overnight:	Regular Mail:
NYLI MacKay Muni Income Opportunities Fund C/O Ultimus Fund Solutions, LLC 225 Pictoria Dr, Suite 450 Cincinnati, OH 45246	NYLI MacKay Muni Income Opportunities Fund C/O Ultimus Fund Solutions, LLC PO Box 46707 Cincinnati, OH 45246

All checks must be in U.S. Dollars drawn on a domestic bank. The Fund will not accept payment in cash or money orders. To prevent check fraud, the Fund will neither accept third-party checks, Treasury checks, credit card checks, traveler’s checks or starter checks for the purchase of Common Shares, nor post-dated checks, postdated online bill pay checks, or any conditional purchase order or payment.
The Transfer Agent will charge a $25 fee against an investor’s account, in addition to any loss sustained by the Fund, for any payment that is returned. It is the policy of the Fund not to accept applications under certain circumstances or in amounts considered disadvantageous to shareholders. The Fund reserves the right to reject any application.
By Wire — Initial Investment
To make an initial investment in the Fund, the Transfer Agent must receive a completed account application from a financial intermediary before an investor wires funds. The financial intermediary may mail or overnight deliver an account application to the Transfer Agent. Upon receipt of the completed account application, the Transfer Agent will establish an account. The account number assigned will be required as part of the instruction that should be provided to an investor’s bank to send the wire. An investor’s bank must include both the name of the Fund, the account number, and the investor’s name so that monies can be correctly applied. If you wish to wire money to make an investment in the Fund, please call the Fund at
833-401-8899
for wiring instructions and to notify the Fund that a wire transfer is coming. Any commercial bank can transfer same-day funds
via wire. The Fund will normally accept wired funds for investment on the day received if they are received by the Fund’s designated bank before the close of regular trading on the NYSE in accordance with the procedures described above. Your bank may charge you a fee for wiring same-day
funds.
In compliance with the USA Patriot Act of 2001, Ultimus will verify certain information on each account application as part of anti-money laundering requirements. As requested on the application, investors must supply full name, date of birth, social security number and permanent street address. Mailing addresses containing only a P.O. Box will not be accepted. Registered representatives/investment advisers may call the Fund at
833-401-8899
for additional assistance when completing an application.
If Ultimus does not have a reasonable belief of the identity of a customer, the account will be rejected or the customer will not be allowed to perform a transaction on the account until such information is received. The Fund also may reserve the right to close the account within five business days if clarifying information/documentation is not received. Share instructions must be submitted by a duly authorized party in respect of the applicable client.
By Phone
Telephone purchase privileges are automatically provided unless you specifically decline the option on your Account Application. If your account is open for at least 7 business days, you may purchase additional shares by calling the Fund toll free at
833-401-8899.
You must also have submitted a voided check to have banking information established on your account. This option allows investors to move money from their bank account to their Fund account upon request. Only bank accounts held at domestic financial institutions that are Automated Clearing House (“ACH”) members may be used for telephone transactions. The minimum telephone purchase amount is $50. If your order is received prior to the close of the NYSE (generally 4:00 p.m., Eastern Time), shares will be purchased in your account at the price determined on the day your order is placed.
Shares purchased by check or ACH will not be available for redemption until the transactions have cleared. Shares purchased via ACH transfer may take up to 15 days to clear.

Investment Minimums
Class
 I Shares.
The following investment minimums apply for purchases of Class I Shares:

Initial Investment	Subsequent Investments
$1,000,000 per account	None
Class
 A1 Shares.
The following investment minimums apply for purchases of Class A1 Shares:

Initial Investment	Subsequent Investments
$15,000 per account	$50
Class
 A2 Shares.
The following investment minimums apply for purchases of Class A2 Shares:

Initial Investment	Subsequent Investments
$15,000	$50
Class
 A3 Shares.
The following investment minimums apply for purchases of Class A2 Shares:

Initial Investment	Subsequent Investments
$15,000	$50
The initial investment minimums may be modified for certain financial firms that submit orders on behalf of their customers. The Fund or the Distributor may lower or waive the minimum initial investment for certain categories of investors at their discretion.
For existing employees of the Manager or Subadvisor, the minimum initial investment for Class I Shares is

•	$1,000 per account minimum; and

•	$20 minimum for subsequent bi-weekly purchases.
Class I Shares are available for purchase at a modified minimum investment amount by clients of financial intermediaries who charge such clients an ongoing fee for advisory, investment, consulting or related services. Such clients may include individuals, corporations, endowments and foundations.
Individual Investor who is initially investing at least $1 million in the Fund or other closed-end
interval funds that New York Life Investments sponsors in the future may also purchase Class I shares.
Existing or retired New York Life Investments Funds Trustee or Officer or current Portfolio Managers of a New York Life Investments Fund may purchase Class I shares —no minimums for initial and subsequent purchases.

•
Additional Investments.
An investor may make additional purchases of Fund Common Shares by contacting your investment professional or financial intermediary. If you invest through a broker-dealer, contact your financial firm for information on purchasing additional Class I Common Shares. Once your account has been opened with the initial minimum investment you may make additional purchases at regular intervals through the Automatic Investment Plan (“AIP”). The AIP provides a convenient method to have monies deducted from your bank account, for investment into the Fund, on a monthly, quarterly or annual basis. In order to participate in the AIP, each purchase must be in the amount of $50 or more, and your financial institution must be a member of the ACH network. If your bank rejects your payment, the Transfer Agent will charge a $25 fee to your account. To begin participating in the AIP, please complete the AIP section on the account application or call the Transfer Agent at
833-401-8899
for any additional information.

•	Other Purchase Information . Purchases of Class I Shares will be made in full and fractional shares.
The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of Common Shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.
In the interest of economy and convenience, certificates for Common Shares will not be issued.
Sales Charge—Class I, Class A2 and Class A3 Shares
Class I, Class A2 and Class A3 Shares are not subject to sales charges.
Sales Charge—Class A1 Shares
This section includes important information about sales charge reduction programs available to investors in Class A1 Shares of the Fund and describes information or records you may need to provide to the Distributor or your financial firm in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A1 Shares of the Fund is the NAV of the Shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below. You do not pay a sales charge on the Fund’s distributions or dividends you reinvest in additional Class A1 Shares. For investors investing in Class A1 Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Class A1 Shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A1 Shares are subject to the following sales charge:

Your Investment	As a % of offering price	As a % of net amount invested	Dealer’s concession as a % of offering price
Less than $100,000	3.00%	3.09%	3.00%
$100,000 – $249,999	2.00%	2.04%	2.00%
Over $250,000	None	None	None

Note: The above percentages may vary for particular investors due to rounding.
If any Class A1 Shares for which you did not pay a sales charge are repurchased within 18 months of your initial purchase falls, a CDSC of 1.00% normally will be collected.
The CDSC is not charged on Class A1 Shares acquired through reinvestment of dividends or capital gain distributions and is charged on the original purchase cost or the NAV of the Class A1 Shares at the time they are repurchased, whichever is lower. In addition, repayment of loans under certain retirement and benefit plans will constitute new sales for purposes of assessing the CDSC. To minimize the amount of any CDSC, the Fund repurchases Shares in the following order:

1.	Shares acquired by reinvestment of dividends and capital gain distributions (always free of a CDSC);

2.	Shares held for 18 months or more; and

3.	Shares held before the 18-month anniversary of their purchase.
Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A1 Shares through utilization of the Right of Accumulation, Letter of Intent or Reinstatement Privilege. These programs (described below) will apply to purchases of Class A1 Shares of the Fund that are combined with purchases of shares of other closed-end
interval funds that New York Life Investments sponsors in the future (collectively, “Eligible Funds”), which offer Class A1 Shares. Eligible Funds do not include any open-end
mutual funds sponsored by New York Life Investments.
Sales Charge Reductions and Waivers
Please inform the Fund, if you have direct account privileges with the Fund, or your financial intermediary at the time of your purchase of Fund Class A1 Shares if you believe you qualify for a reduced front-end
sales charge.
Reducing Your Class
 A1 Share
Front-End
Sales Charge
. You may purchase Class A1 Shares at a discount if you qualify under the circumstances outlined below. To receive a reduced front-end
sales charge, you must let the Fund, if you have direct account privileges with the Fund, or your financial intermediary know at the time of your purchase of Fund Class A1 Shares that you believe you qualify for a discount. If you or a related party have holdings of Eligible Funds in other accounts with your financial intermediary or with other financial intermediaries that may be combined with your current purchase in determining the sales charge as described below, you must let the Fund, if you have direct account privileges with the Fund, or your financial intermediary know. Investors should consult with their financial intermediary about the calculation of the sales charge and any additional fees or charges their financial intermediary might impose on Class A1 Shares.
You may be asked to provide supporting account statements or other information to allow us or your financial intermediary to verify your eligibility for a discount. If you have direct account privileges with the Fund, or your financial intermediary do not notify the Fund or provide the requested information, you may not receive the reduced sales charge for which you otherwise qualify. Class A1 Shares may be purchased at a discount if you qualify under any of the following conditions:

•
Rights of Accumulation
– When purchasing Class A1 Shares of the Fund, a Purchaser (as defined below) may combine the value of shares of any Eligible Fund currently owned with a new purchase of Class A1 Shares of the Fund in order to reduce the sales charge on the new purchase.

To the extent that your financial intermediary is able to do so, the value of shares of Eligible Funds determined for the purpose of reducing the sales charge of a new purchase under the Rights of Accumulation will be calculated at the higher of: (1) the aggregate current maximum offering price of your existing shares of Eligible Funds; or (2) the aggregate amount you invested in such Class A1 Shares (including dividend reinvestments but excluding capital appreciation) less any repurchases . You should retain any information and account records necessary to substantiate the historical amounts you and any related Purchasers have invested in Eligible Funds. You must inform the Fund and/or your financial intermediary at the time of purchase if you believe your purchase qualifies for a reduced sales charge and you may be requested to provide documentation of your holdings in order to verify your eligibility as financial intermediaries may have different policies for determining the aggregated holdings of Eligible Funds by related Purchasers. If you do not do so, you may not receive all sales charge reductions for which you are eligible.

•
Letter of Intention
– In order to reduce your Class A1 Shares
front-end
sales charge, when purchasing Class A1 Shares of the Fund, a Purchaser may combine purchases of shares of any Eligible Fund the Purchaser intends to make over the next 13 months in determining the applicable sales charge. The
13-month
Letter of Intention period commences on the day that the Letter of Intention is received by the Fund, and the Purchaser must tell the Fund that later purchases are subject to the Letter of Intention. Purchases submitted prior to the date the Letter of Intention is received by the Fund are not counted toward the sales charge reduction. Current holdings under Rights of Accumulation may be included in a Letter of Intention in order to reduce the sales charge for purchases during the
13-month
period covered by the Letter of Intention. Class A1 Shares purchased through reinvestment of dividends or distributions are not included.

Class A1 Shares valued at 5% of the amount of intended purchases are escrowed and may be repurchased to cover the additional sales charges payable if the intended purchases under the Letter of Intention are not completed. The Letter of Intention is neither a binding obligation on you to buy, nor on the Fund to sell, any or all of the intended purchase amount.
Purchaser.
A Purchaser includes: (1) an individual; (2) an individual, his or her spouse, domestic partner, and children under the age of 21; (3) retirement and benefit plans including a 401(k) plan, profit-sharing plan, money purchase plan, defined benefit plan, and 457(b) plan sponsored by a governmental entity, non-profit
organization, school district or church to which employer contributions are made, as well as SIMPLE IRA plans and
SEP-IRA
plans; or (4) a trustee or other fiduciary purchasing Class A1 Shares for a single trust, estate or single fiduciary account. An individual may include under item (1) his or her holdings in Eligible Funds as described below in IRAs, as a sole participant of a retirement and benefit plan sponsored by the individual’s business, and as a participant in a 403(b) plan to which only pre-tax
salary deferrals are made. An individual, his or her spouse, and domestic partner may include under item (2) their holdings in IRAs, and as the sole participants in retirement and benefit plans sponsored by a business owned by either or both of them. A retirement and benefit plan under item (3) includes all qualified retirement and benefit plans of a single employer and its consolidated subsidiaries, and all qualified retirement and benefit plans of multiple employers registered in the name of a single bank trustee.
Front-End
Sales Charge Waivers
. Class A1 Shares may be purchased without a
front-end
sales charge (at NAV) under any of the following conditions:

•	purchases of $250,000 or more (may be subject to a CDSC); and

•	purchases by employees of any consenting securities dealer having a sales agreement with the Distributor.
Sales Charge Waivers on Transfers between Accounts.
Class A1 Shares of the Fund can be purchased at NAV under the following circumstances:

•	Transfers of Class A1 Shares from an IRA or other qualified retirement plan account to a taxable account in connection with a required minimum distribution; or

•
Transfers of Class A1 Shares held in a taxable account to an IRA or other qualified retirement plan account for the purpose of making a contribution to the IRA or other qualified retirement plan account.

A CDSC will not be imposed at the time of the transaction under such circumstances; instead, the date on which such Class A1 Shares were initially purchased will be used to calculate any applicable CDSC when the Class A1 Shares are repurchased. You must inform the Fund and/or your financial intermediary at the time of purchase if you believe your purchase qualifies for a reduced sales charge and you may be requested to provide documentation of your holdings in order to verify your eligibility. If you do not do so, you may not receive all sales charge reductions for which you are eligible.
Reinvestment Privilege.
If you tender Class A1 Shares of the Fund for repurchase, you may reinvest some or all of the proceeds in the same class of any Eligible Fund on or before the 90th day after the repurchase without a sales charge unless the reinvestment would be prohibited by the Fund’s frequent trading policy (if any). Special tax rules may apply. If you paid a CDSC when you tender your Class A1 Shares for repurchase, you will be credited with the amount of the CDSC. All accounts involved must have the same registration. This privilege does not apply to purchases made through automatic investment services. The reinvestment privilege only applies to your Class A1 Shares if you previously paid a front-end
sales charge in connection with your purchase of such Class A1 Shares.
Financial Intermediary Compensation
As part of a plan for distributing Common Shares, authorized financial intermediaries that sell the Fund’s Common Shares and service its shareholder accounts receive sales and service compensation. Additionally, authorized financial intermediaries may charge a fee to effect transactions in Fund Common Shares.
Sales compensation originates from sales charges that are paid directly by shareholders and distribution fees that are paid by the Fund out of share class assets. Service compensation originates from service fees. The Fund accrues the distribution and service fees daily at annual rates shown in the ‘‘Fees and Expenses’’ table above based upon average daily net assets. The portion of the distribution and service fees for each class of Common Shares as follows:

Fee	Class A1 Shares (1)	Class A2 Shares	Class A3 Shares	Class I Shares
Service	0.25%	0.25%	0.25%	—
Distribution	0.25%	0.25%	0.50%	—

(1)
For purchases of Class A1 Shares without a
front-end
sales charge and for which the Distributor pays distribution-related compensation, the service and distribution payments shall commence 12 months after purchase.

The Distributor may pay distribution and service fees to authorized financial intermediaries or use the fees for other distribution purposes, including revenue sharing. The amounts paid by the Fund need not be directly related to expenses. If the Distributor’s actual expenses exceed the fee paid to it, the Fund will not have to pay more than that fee. Conversely, if the Distributor’s expenses are less than the fee it receives, the Distributor will keep the excess amount of the fee.
Sales Activities.
The Fund may use distribution fees to pay authorized financial intermediaries to finance any activity that primarily is intended to result in the sale of Common Shares. The Distributor uses its portion of the distribution fees attributable to the Common Shares of a particular class for activities that primarily are intended to result in the sale of Common Shares of such class. These activities include, but are not limited to, printing of prospectuses and statements of additional information and reports for anyone other than existing shareholders, preparation and distribution of advertising and sales material, expenses of organizing and conducting sales seminars, additional payments to authorized financial intermediaries, maintenance of shareholder accounts, the cost necessary to provide distribution-related services or personnel, travel, office expenses, equipment and other allocable overhead.
Service Activities.
The Distributor may pay service fees to authorized financial intermediaries for any activity that primarily is intended to result in personal service and/or the maintenance of shareholder accounts or certain retirement and benefit plans. Any portion of the service fees paid to the Distributor will be used to service and maintain shareholder accounts.

Dealer Concessions on Class
 A1 Purchases With a
Front-End
Sales Charge.
See “Sales Charge—Class A1 Shares” for more information.
Dealer Concessions Without a
Front-End
Sales Charge.
For purchases of Class A1 Shares, the Distributor may pay dealers distribution-related compensation (i.e., concessions) according to the schedule set forth below (which may be subject to a CDSC).
Dealers receive concessions described below on purchases made within a
12-month
period beginning with the first NAV purchase of Class A1 Shares for the account. The concession rate resets on each anniversary date of the initial NAV purchase, provided that the account continues to qualify for treatment at NAV.
CDSCs—Class A1 Shares
Unless you are eligible for a waiver, if you purchase $250,000 or more of Class A1 Shares (and, thus, pay no initial sales charge) of the Fund, you will be subject to a 1% CDSC if your Class A1 Shares are repurchased within 18 months of their purchase. If the financial firm through which you purchased your Common Shares does not receive any upfront commission from the Distributor at the time of purchase, you will not be subject to a CDSC upon repurchase. Class A1 CDSCs do not apply if you are otherwise eligible to purchase Class A1 Shares without an initial sales charge or are eligible for a waiver of the CDSC.
CDSC Waivers
. A CDSC may not be imposed on repurchases of Class A1 Shares purchased at NAV through financial intermediaries or by persons that are affiliated with New York Life or its affiliates. Any applicable CDSC on Class A1 Shares may be waived for repurchases made through a financial intermediary firm that has waived its finder’s fee or other similar compensation. CDSCs on Class A1 Shares may be reduced or waived for repurchases where the shareholder can demonstrate hardship, which shall be determined in the sole discretion of the Distributor, and there will be minimal cost borne by the Distributor associated with the repurchase, which shall be determined in the sole discretion of the Distributor. The CDSC will not be assessed on the repurchase of Class A1 Shares upon the death of a shareholder or eligible mandatory distributions under the Code. Documentation may be required and some limitations may apply.
How CDSCs will be Calculated
A CDSC is imposed on repurchases of Class A1 Shares on the amount of the repurchase which causes the current value of your account for the particular class of Common Shares of the Fund to fall below the total dollar amount of your purchase payments subject to the CDSC.
The following rules apply under the method for calculating CDSCs:

•	Common Shares acquired through the reinvestment of dividends or capital gains distributions will be repurchased first and will not be subject to any CDSC.

•
For the repurchase of all other Common Shares, the CDSC will be based on either your original purchase price or the then current NAV of the Common Shares being sold, whichever is lower. To illustrate this point, consider Common Shares purchased at an NAV of $10. If the Fund’s NAV per Common Share at the time of repurchase is $12, the CDSC will apply to the purchase price of $10. If the NAV per Common Share at the time of repurchase is $8, the CDSC will apply to the $8 current NAV per Common Share.

•	CDSCs will be deducted from the proceeds of your repurchase, not from amounts remaining in your account.
In determining whether a CDSC is payable, it is assumed that you will have repurchased first the lot of Common Shares which will incur the lowest CDSC.

Medallion Signature Guarantees
A Medallion Signature Guarantee helps protect against fraud. To protect your account, the Fund and the Transfer Agent from fraud, Medallion Signature Guarantees may be required to enable us to verify the identity or capacity of the person who has authorized repurchase proceeds to be sent to a third party or a bank not previously established on the account. Medallion Signature Guarantees may be also required for repurchases of $100,000 or more from an account by check to the address of record and for share transfer requests. Medallion Signature Guarantees must be obtained from certain eligible financial institutions that are participants in the Securities Transfer Association Medallion Program. Eligible guarantor institutions provide Medallion Signature Guarantees that are covered by surety bonds in various amounts. It is your responsibility to ensure that the Medallion Signature Guarantee that you acquire is sufficient to cover the total value of your transaction(s). If the surety bond amount is not sufficient to cover the requested transaction(s), the Medallion Signature Guarantee will be rejected.
Signature guarantees that are not a part of the Securities Transfer Association Medallion Program will not be accepted. Please note that a notary public stamp or seal is not acceptable.
Acceptance and Timing of Purchase Orders
You buy shares at NAV (plus, for Class A1 Shares, any applicable front-end
sales charge). NAV is generally calculated by the Fund as of the Fund’s close (usually 4:00 pm Eastern time) every day the NYSE is open. The Fund does not usually calculate its NAV on days when the NYSE is scheduled to be closed. When you buy Common Shares, you must pay the NAV next calculated after the Fund receives your purchase request in good order. Alternatively, the Fund has arrangements with certain financial intermediary firms or financial intermediary’s authorized designee whereby purchase requests through these entities are considered received in good order when received by the financial intermediary firm or financial intermediary’s authorized designee together with the purchase price of the Common Shares ordered. The order will then be priced at the Fund’s NAV next computed after receipt in good order of the purchase request by these entities. Such financial intermediary or financial intermediary’s authorized designee firms are responsible for timely and accurately transmitting the purchase request to the Fund.
If the NYSE is closed due to inclement weather, technology problems or any other reason on a day it would normally be open for business, or the NYSE has an unscheduled early closing on a day it has opened for business, the Fund reserves the right to treat such day as a business day and accept purchase and repurchase orders until, and calculate its NAV as of, the normally scheduled close of regular trading on the NYSE for that day, so long as New York Life Investments believes there generally remains an adequate market to obtain reliable and accurate market quotations. On any business day when the Securities Industry and Financial Markets Association recommends that the bond markets close trading early, the Fund reserves the right to close at such earlier closing time, and therefore accept purchase and repurchase orders until, and calculate the Fund’s NAV as of, such earlier closing time.
When you open your account, you may also want to choose certain buying and selling options, including transactions by wire. In most cases, these choices can be made later in writing, but it may be quicker and more convenient to decide on them when you open your account. Please note that your bank may charge a fee for wire transfers.
Verification of Identity
To help the federal government combat the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify and record information that identifies each person that opens a new account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations. As a result, the Fund must obtain the following information for each person that opens a new account:

1.	Name;

2.	Date of birth (for individuals);

3.	Residential or business street address (although post office boxes are still permitted for mailing); and

4.	Social security number or taxpayer identification number.
You may also be asked for a copy of your driver’s license, passport or other identifying document in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other entities. Certain information regarding beneficial ownership will be verified, including information about the identity of beneficial owners of such entities.
Federal law prohibits the Fund and other financial institutions from opening a new account unless they receive the minimum identifying information listed above.
After an account is opened, the Fund may restrict your ability to purchase additional Common Shares until your identity is verified, and, for legal entities, the identities of beneficial owners are verified. The Fund also may close your account or take other appropriate action if they are unable to verify your identity within a reasonable time. If your account is closed for this reason, your Common Shares will be repurchased at the NAV with respect to the next repurchase offer after the account is closed, and the Fund, New York Life Investments and its affiliates and the Board will not be responsible for any loss in your account or tax liability resulting therefrom.
The Fund’s affiliates are subject to various anti-money laundering laws in addition to those set forth above, as well as laws that restrict them from dealing with entities, individuals, organizations and/or investments that are subject to applicable sanctions regimes. Each investor acknowledges that (i) if the Fund or its affiliates or agents reasonably believes that such investor (or any of its underlying beneficial owners) is the subject or target of relevant economic or trade sanctions program or has used proceeds of crime to fund their investment, or (ii) if otherwise required by applicable law or regulation, the Fund or its affiliates or agents may, in their sole discretion, undertake appropriate actions to ensure compliance with applicable law or regulations, including but not limited to freezing, segregating or repurchasing such investor’s subscription in the Fund and/or making disclosures to appropriate regulators. In this event, the affected investor shall have no claim against the Fund or any of its affiliates or agents, for any form of damages that result from any of the aforementioned actions.
Distributions
Dividends and distributions are recorded on the
ex-dividend
date. The Fund intends to declare dividends daily and pay such dividends from net investment income at least monthly. The Fund also intends declare and pay distributions from net realized capital gains, if any, at least annually. Dividends and distributions are determined in accordance with federal income tax regulations and may differ from determinations using GAAP.
The Fund may declare and pay dividends, capital gains or other taxable distributions more frequently, if necessary or appropriate in the Board’s discretion.
The Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time upon notice to Common Shareholders, upon a determination by the Board that such change is in the best interests of the Fund and its Common Shareholders.

Dividend Reinvestment Plan
Pursuant to the Fund’s dividend reinvestment plan (the “Plan”), all Common Shareholders will have all dividends, including any capital gain dividends, reinvested automatically in additional Common Shares by Ultimus, as agent for the Common Shareholders (the “Plan Agent”), unless the Common Shareholder elects to receive cash. An election to receive cash may be revoked or reinstated at the option of the Common Shareholder. In the case of record shareholders such as banks, brokers or other nominees that hold Common Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Common Shares certified from time to time by the record shareholder as representing the total amount registered in such shareholder’s name and held for the account of beneficial owners who are to participate in the Plan. Common Shareholders whose Common Shares are held in the name of a bank, broker or nominee should contact the bank, broker or nominee for details.
Common Shares received under the Plan will be issued to you at their NAV on the ex-dividend
date; there is no sales or other charge for reinvestment. You are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Agent or by contacting your broker or dealer, who will inform the Fund. Your request must be received by the Fund at least ten days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution.
The Plan Agent provides written confirmation of all transactions in the Common Shareholder accounts in the Plan, including information you may need for tax records. Any proxy you receive will include all Common Shares you have received under the Plan.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”
The Fund and the Plan Agent reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. If the Plan is amended to include such service charges, the Plan Agent will include a notification to registered Common Shareholders with the Plan Agent. Additional information about the Plan may be obtained from the Plan Agent.
Description of Shares and Debt
Common Shares
The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of Common Shares. The Common Shares being offered have a par value of $0.001 per share and, subject to differences between classes, have equal rights to the payment of dividends and the distribution of assets upon liquidation of the Fund. The Fund currently has four classes of Common Shares: Class I Shares, Class A1 Shares, Class A2 Shares and Class A3 Common Shares. The Fund may offer additional classes of Common Shares in the future pursuant to exemptive relief from the SEC. An investment in any share class of the Fund represents an investment in the same assets of the Fund. However, the ongoing fees and expenses for each share class may be different. The fees and expenses for the Fund are set forth in “Summary of Fund Expenses” above. Certain share class details are set forth in “Plan of Distribution” below. The Common Shares being offered will, when issued, be fully paid and, subject to matters discussed under “Certain Provisions in the Declaration of Trust and
By-Laws,”
non-assessable,
and will have no preemptive or conversion rights, except as the Board of Trustees may otherwise determine, or rights to cumulative voting. The Declaration of Trust provides that each whole Common Share shall be entitled to one vote as to any matter on which it is entitled to vote and each fractional Common Share shall be entitled to a proportionate fractional vote. However, to the extent required by the 1940 Act or otherwise determined by the Board, classes of the Fund will vote separately from each other. The Fund does not intend to hold annual meetings of shareholders. If the Fund issues Preferred Shares, the Common Shareholders will not be entitled to receive any cash distributions from the Fund unless all accrued dividends on Preferred Shares have been paid, and unless asset coverage (as defined in the 1940 Act) with respect to Preferred Shares would be at least 200% after giving effect to the distributions. The Fund pays monthly dividends, typically on the first business day of the following month.
The Fund will make available unaudited reports at least semiannually and audited financial statements annually to all of its Common Shareholders.
The Common Shares are not, and are not expected to be, listed for trading on any national securities exchange nor is there expected to be any secondary trading market in the Common Shares.
The following table shows, for each class of authorized securities of the Fund, the amount of (i) shares authorized and (ii) shares outstanding, each as of December 31, 2024:

Title of Class	Authorized Amount	Amount Held by the Fund or for its Account	Amount Outstanding
Class I Shares	Unlimited	0	6,222,707
Class A1 Shares	Unlimited	0	2,556
Class A2 Shares	Unlimited	0	1,484,285
Class A3 Shares	Unlimited	0	2,552
Preferred Shares
The Fund’s Declaration of Trust authorizes the issuance of an unlimited number of Preferred Shares in one or more classes or series, with rights as determined by the Board of Trustees, by action of the Board of Trustees without the approval of the Common Shareholders. The terms of any Preferred Shares that may be issued by the Fund may be the same as, or different from, the terms described below, subject to applicable law and the Declaration of Trust.
Under the 1940 Act, the Fund is not permitted to issue “senior securities” that are Preferred Shares if, immediately after the issuance of Preferred Shares, the asset coverage ratio would be less than 200%. See “Leverage.” Additionally, the Fund will generally not be permitted to purchase any of its Common Shares or declare dividends (except a dividend payable in Common Shares) or other distributions on its Common Shares unless, at the time of such purchase or declaration, the asset coverage ratio with respect to such Preferred Shares, after taking into account such purchase or distribution, is at least 200%.
Any Preferred Shares issued by the Fund will have priority over the Common Shares. For so long as any Preferred Shares are outstanding, the Fund will not: (1) declare or pay any dividend or other distribution (other than a dividend or distribution paid in Common Shares) in respect of the Common Shares, (2) call for repurchase, repurchase, purchase or otherwise acquire for consideration any Common Shares, or (3) pay any proceeds of the liquidation of the Fund in respect of the Common Shares, unless, in each case, (A) immediately thereafter, the Fund shall be in compliance with the 200% asset coverage limitations set forth under the 1940 Act after deducting the amount of such dividend or other distribution or repurchase or purchase price or liquidation proceeds and (B) all cumulative dividends and other distributions of shares of all series of Preferred Shares of the Fund due on or prior to the date of the applicable dividend, distribution, repurchase, purchase or acquisition shall have been declared and paid.
Distribution Preference.
Any Preferred Shares would have complete priority over the Common Shares as to distribution of assets.

Liquidation Preference.
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Fund, holders of Preferred Shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to Common Shareholders. After payment of the full amount of the liquidating distribution to which they are entitled, holders of Preferred Shares will not be entitled to any further participation in any distribution of assets by the Fund. A consolidation or merger of the Fund with or into another entity or a sale of all or substantially all of the assets of the Fund shall not be deemed to be a liquidation, dissolution or winding up of the Fund.
Voting Rights.
In connection with any issuance of Preferred Shares, the Fund must comply with Section 18(i) of the 1940 Act, which requires, among other things, that Preferred Shares be voting shares and have equal voting rights with Common Shares. Except as otherwise indicated in the SAI, as otherwise determined by the Board or as otherwise required by applicable law, holders of Preferred Shares would vote together with Common Shareholders as a single class.
In connection with the election of the Fund’s trustees, holders of Preferred Shares, voting as a separate class, would be entitled to elect two of the Fund’s trustees, and the remaining trustees would be elected by Common Shareholders and holders of Preferred Shares, voting together as a single class. In addition, if at any time dividends on the Fund’s outstanding Preferred Shares would be unpaid in an amount equal to two full years’ dividends thereon, the holders of all outstanding Preferred Shares, voting as a separate class, would be entitled to elect a majority of the Fund’s trustees until all dividends in arrears have been paid or declared and set apart for payment.
The affirmative vote of the holders of a majority of the Fund’s outstanding Preferred Shares of any class or series, as the case may be, voting as a separate class, would be required to, among other things, (1) take certain actions that would affect the preferences, rights, or powers of such class or series or (2) authorize or issue any class or series ranking prior to the Preferred Shares. Except as may otherwise be required by law, (1) the affirmative vote of the holders of at least two-thirds
of the Fund’s Preferred Shares outstanding at the time, voting as a separate class, would be required to approve any conversion of the Fund from a closed-end
to an
open-end
investment company and (2) the affirmative vote of the holders of at least two-thirds
of the outstanding Preferred Shares, voting as a separate class, would be required to approve any plan of reorganization (as such term is used in the 1940 Act) adversely affecting such shares; provided however, that such separate class vote would be a majority vote if the action in question has previously been approved, adopted or authorized by the affirmative vote of two-thirds
of the total number of trustees fixed in accordance with the Declaration of Trust or the
By-laws.
The affirmative vote of the holders of a majority of the outstanding Preferred Shares, voting as a separate class, would be required to approve any action not described in the preceding sentence requiring a vote of security holders under Section 13(a) of the 1940 Act including, among other things, changes in the Fund’s investment objective or changes in the investment restrictions described as fundamental policies under “Investment Restrictions” in the SAI. The class or series vote of holders of Preferred Shares described above would in each case be in addition to any separate vote of the requisite percentage of Common Shares and Preferred Shares necessary to authorize the action in question.
The foregoing voting provisions would not apply with respect to the Fund’s Preferred Shares if, at or prior to the time when a vote was required, such shares would have been (1) redeemed or (2) called for redemption and sufficient funds would have been deposited in trust to effect such redemption.
Redemption, Purchase and Sale of Preferred Shares.
The terms of the Preferred Shares may provide that they are redeemable by the Fund at certain times, in whole or in part, at the original purchase price per share plus accumulated dividends, that the Fund may tender for or purchase Preferred Shares and that the Fund may subsequently resell any shares so tendered for or purchased. Any redemption or purchase of Preferred Shares by the Fund would reduce the leverage applicable to Common Shares, while any resale of such shares by the Fund would increase such leverage.

Senior Securities Representing Indebtedness
The Fund’s Declaration of Trust authorizes the Fund, without approval of the Common Shareholders, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness and to mortgage and pledge Fund’s assets to secure any or all of such indebtedness. In connection with such borrowing, the Fund may be required to maintain minimum average balances with the lender or to pay a commitment or other fee to maintain a line of credit. Any such requirements will increase the cost of borrowing over the stated interest rate. Under the requirements of the 1940 Act, the Fund, immediately after issuing any such senior security representing indebtedness, must have an “asset coverage” of at least 300%. See “Leverage.” Certain types of debt may result in the Fund being subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for commercial paper or notes issued by the Fund. Such restrictions may be more stringent than those imposed by the 1940 Act.
The rights of lenders to the Fund to receive interest on and repayment of principal of any such debt will be senior to those of the Common Shareholders, and the terms of any such debt may contain provisions which limit certain activities of the Fund, including the payment of dividends to Common Shareholders in certain circumstances. Any debt will likely be ranked senior or equal to all other existing and future debt of the Fund.
Notwithstanding the foregoing, at any time, should the Fund have outstanding any “senior securities representing indebtedness,” the Fund may not purchase, redeem or acquire any of its Common Shares or Preferred Shares unless at the time of such purchase, redemption, or acquisition, the asset coverage of such senior securities representing indebtedness pursuant to the 1940 Act (determined after deducting the acquisition price of such Common or Preferred Shares) is at least 300%. Additionally, the Fund will generally not be permitted to declare dividends or other distributions on its Common Shares unless, at the time of such declaration or distribution, the asset coverage applicable to such senior securities representing indebtedness pursuant to the 1940 Act (determined after deducting the dividend or distribution amount) is at least 300%. Further, the 1940 Act (in certain circumstances) grants to the holders of such senior securities representing indebtedness (1) the right to declare a default, and (2) certain voting rights, in the event that specified asset coverage levels on such senior debt securities are not maintained. Specifically, in accordance with Section 18 of the 1940 Act, it shall be deemed an event of default if the asset coverage of such senior debt securities falls below 100% on the last business day of each month for 24 consecutive calendar months. In addition, senior debt security holders will be permitted to elect at least a majority of the Fund’s trustees if the asset coverage of such senior debt securities falls below 100% on the last business day of each month for a
12-calendar
month period. These voting rights will continue until such asset coverage equals at least 110% on the last business day of each month for three consecutive calendar months. The provisions described in this paragraph do not apply, however, to bank or other privately arranged debt that is not intended to be publicly distributed.

Certain Provisions in the Declaration of Trust and
By-Laws
Shareholder and Trustee Liability. The Delaware Statutory Trust Act provides that a shareholder of a Delaware statutory trust shall be entitled to the same limitation of personal liability extended to shareholders of Delaware corporations, and the Declaration of Trust further provides that no shareholder of the Fund shall be personally liable for the obligations of the Fund or any class thereof except by reason of his or her own acts or conduct. The Declaration of Trust also provides for indemnification out of the assets of the Fund of any shareholder or former shareholder held personally liable solely by reason of his or her being or having been a shareholder. The Declaration of Trust also provides that the Fund may, at its option, assume the defense of any claim made against any shareholder for any act or obligation of the Fund, and shall satisfy any judgment thereon, except with respect to any claim that has been settled by the shareholder without prior written notice to, and consent of, the Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered to be extremely remote.
The Declaration of Trust states further that no Trustee or officer of the Fund, when acting in such capacity, shall be personally liable to any person other than the Fund or its shareholders for any act, omission or obligation of the Fund or any Trustee or officer of the Fund. The Declaration of Trust further provides that a Trustee or officer of the Fund shall not be personally liable for any act or omission or any conduct whatsoever in his capacity as Trustee or officer, provided that this does not include liability to the Fund or its shareholders to which the Trustee or officer would otherwise be subject by reason of such Trustee’s or officer’s willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or officer.
Procedural Requirements on Derivative Actions, Exclusive Jurisdiction and Jury Trial Waiver. The Fund’s Declaration of Trust provides that by virtue of becoming a shareholder of the Fund, each shareholder shall be held expressly to have agreed to be bound by the provisions of the Declaration of Trust. However, shareholders should be aware that they generally cannot waive their rights under the federal securities laws notwithstanding any of the provisions of the Declaration of Trust. The Declaration of Trust provides a detailed process for the bringing of derivative actions by shareholders for claims beyond the process otherwise required by law. This derivative actions process is intended to permit legitimate inquiries and claims while avoiding the time, expense, distraction and other harm that can be caused to the Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Board. The Declaration of Trust details conditions that must be met with respect to the demand. Within 30 days following receipt of a demand meeting these conditions, the Trustees must investigate and consider the demand. Except with regard to claims arising under the Securities Act of 1933, the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002, the 1940 Act, the Investment Advisers Act of 1940, Title V of the Gramm-Leach-Bliley Act, any rules adopted by the Securities and Exchange Commission under any of these statutes, and any rules adopted thereunder by the Securities and Exchange Commission or the Department of the Treasury (collectively, the “federal securities laws”), if the demand for derivative action has been considered by the Board, and a majority of the Trustees that are not “interested persons” (as defined by the 1940 Act and rules adopted by the SEC thereunder) of the Fund, after considering the merits of the claim, has determined that maintaining a suit would not be in the best interests of the Fund or the affected class, as applicable, the complaining shareholders shall be barred from commencing the derivative action. Furthermore, except for an action arising under the federal securities laws, at least a majority of the shares entitled to vote or the affected class, as applicable, must join in bringing any derivative action. The Fund’s process for bringing derivative suits may be more restrictive than other investment companies. The process for derivative actions for the Fund also may make it more expensive for a shareholder to bring a suit than if the shareholder was not required to follow such a process.
The Fund’s
By-Laws
require that actions by shareholders against the Fund shall be exclusively brought in the Court of Chancery of the State of Delaware, or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction. However, any actions arising under the federal securities laws must be exclusively brought in the federal district courts of the United States of America.

The Fund’s
By-Laws
also require that the right to jury trial be waived to the fullest extent permitted by law for any such action. Other investment companies may not be subject to similar restrictions. In addition, the designation of certain courts as exclusive jurisdictions for certain claims may make it more expensive for a shareholder to bring a suit than if the shareholder was permitted to select another jurisdiction. The exclusive jurisdiction designation and the waiver of jury trials would limit a shareholder’s ability to litigate certain claims in a jurisdiction or in a manner that may be more favorable to the shareholder.
Reference should be made to the Declaration of Trust and
By-laws
on file with the SEC for the full text of these provisions.
Conversion to
Open-End
Fund
The Fund may be converted to an
open-end
investment company at any time if approved by the affirmative vote or consent of a majority of the Trustees and at least “a majority of the outstanding voting securities” as such term is defined in the 1940 Act, provided that, unless otherwise required by law, any Preferred Shares that may be issued by the Fund in the future may carry the right to vote separately on such a conversion. It also is possible that a supermajority of Preferred Shares could be required to approve a conversion, or that Preferred Shares may have other rights with respect to a conversion. Any affirmative vote or consent of Common Shareholders or Preferred Shareholders shall be in addition to the vote or consent of the holders of the shares otherwise required by law. Any Preferred Shares would need to be redeemed and all or portion of any borrowings may need to be repaid upon conversion to an open-end
investment company. Shareholders of an
open-end
investment company may require the company to redeem their shares at any time (except in certain circumstances as authorized by or under the 1940 Act) at their NAV, less such redemption charge or contingent deferred sales charge, if any, as might be in effect at the time of a redemption. The Fund would expect to pay all such redemption requests in cash, but would intend to reserve the right to pay redemption requests in a combination of cash or securities. If such partial payment in securities were made, investors may incur brokerage costs in converting such securities to cash. If the Fund were converted to an open-end
fund, it is likely that new shares may be sold at NAV plus a sales load. In addition, to the extent the Fund is merged, consolidated or converted into an open-end
registered investment company, it may no longer be able to use the same investment strategies. In particular, if the Fund were to operate as an open-end
investment company, it would be required to hold a greater amount of liquid assets and would be more limited in the amount of leverage it could employ, which could impact the Fund’s performance.

Tax Matters
This section summarizes some of the U.S. federal income tax consequences to U.S. persons of investing in the Fund; the consequences under other tax laws and to
non-U.S.
shareholders may differ. Shareholders should consult their tax advisors as to the possible application of federal, state, local or non-U.S. income
tax laws. This summary is based on the Code, U.S. Treasury regulations, and other applicable authority, all as of the date of this prospectus. These authorities are subject to change by legislative or administrative action, possibly with retroactive effect. Please see the Statement of Additional Information for additional information regarding the tax aspects of investing in the Fund.
The discussions below and certain disclosure in the SAI provide general tax information related to an investment in the Common Shares. Because tax laws are complex and often change, you should consult your tax advisor about the tax consequences of an investment in the Fund. The following tax discussion assumes that you are a U.S. Common Shareholder (as defined below) and that you hold the Common Shares as a capital asset (generally, property held for investment). A U.S. Common Shareholder means a person (other than a partnership) that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.
The Fund intends to elect to be treated and to qualify each year as a RIC under Subchapter M of the Code. In order to qualify as a RIC, the Fund must (i) derive at least 90% of its annual gross income from certain kinds of investment income; (ii) meet certain asset diversification requirements at the end of each quarter, and (iii) distribute in each taxable year at least 90% of its net investment income (including net ordinary income and net short term capital gain) and net tax-exempt
income. As a RIC, the Fund is not expected to be subject to U.S. federal income tax to the extent that it distributes its investment company taxable income and net recognized capital gains. The Fund primarily invests in securities whose income is exempt from regular U.S. federal income tax. Thus, substantially all of the Fund’s dividends paid to you should qualify as “exempt-interest dividends.” A shareholder treats an exempt-interest dividend as interest on state and local bonds exempt from regular U.S. federal income tax. U.S. federal income tax law imposes an alternative minimum tax with respect to noncorporate taxpayers. Interest on certain municipal obligations, such as certain private activity bonds, is included as an item of tax preference in determining the amount of a taxpayer’s alternative minimum taxable income. To the extent that the Fund receives income from such municipal obligations, a portion of the dividends paid by the Fund, although exempt from regular U.S. federal income tax, will be taxable to shareholders to the extent that their tax liability is determined under the federal alternative minimum tax. The Fund will annually provide a report indicating the percentage of the Fund’s income attributable to municipal obligations subject to the federal alternative minimum tax.
In addition to exempt-interest dividends, the Fund also may distribute to its shareholders amounts that are treated as long-term capital gain or ordinary income (which may include short-term capital gains). These distributions may be subject to federal, state and local taxation, depending on a shareholder’s situation. Taxable distributions are taxable whether or not such distributions are reinvested in the Fund. Net capital gain distributions (the excess of net long-term capital gain over net short-term capital loss) are generally taxable at rates applicable to long-term capital gains regardless of how long a Common Shareholder has held his or her Common Shares. Long-term capital gains for noncorporate shareholders are currently taxable at a maximum rate of 20%. The maximum rate applicable to ordinary income is 37%. Also, certain individuals, estates and trusts may be subject to an additional 3.8% Medicare tax on net investment income, which includes net capital gains. Net investment income does not include exempt-interest dividends. The Fund does not expect that any part of its distributions to shareholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” to noncorporate shareholders.
As a RIC, the Fund will not be subject to U.S. federal income tax in any taxable year provided that it meets certain distribution requirements. As described in “Distributions” above, the Fund may retain for investment some (or all) of its net capital gain. If the Fund retains any net capital gain or investment company taxable income, it will be subject to tax at the corporate income tax rate on the amount retained. If the Fund retains any net capital gain, it may report the retained amount as undistributed capital gains as part of its annual reporting to its shareholders who, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their share of such undistributed amount; (ii) will be entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any; and (iii) will be entitled to claim refunds to the extent the credit exceeds such liabilities. For U.S. federal income tax purposes, the tax basis of Common Shares owned by a Common Shareholder of the Fund will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income and the tax deemed paid by the Common Shareholder under clause (ii) of the preceding sentence.
The Internal Revenue Service (“IRS”) currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as exempt interest, ordinary income and capital gains). Accordingly, if the Fund issues Preferred Shares, it will designate dividends made with respect to Common Shares and Preferred Shares as consisting of particular types of income (e.g., exempt interest, net capital gain and ordinary income) in accordance with the proportionate share of each class in the total dividends paid by the Fund with respect to the year. Dividends and other taxable distributions declared by the Fund in October, November or December to shareholders of record on a specified date in such month and paid during the following January will be treated as having been received by shareholders on December 31 of the year the distributions were declared. Each shareholder will receive an annual statement summarizing the shareholder’s dividend and capital gains distributions (including net capital gains credited to the Common Shareholder but retained by the Fund) after the close of the Fund’s taxable year.
The redemption, sale or exchange of Common Shares normally will result in capital gain or loss to Common Shareholders. Different tax consequences may apply for tendering and non-tendering
Common Shareholders in connection with a repurchase offer. For example, if a Common Shareholder does not tender all of his or her Common Shares, such repurchase may not be treated as a sale or exchange for U.S. federal income tax purposes and may result in deemed distributions to non-tendering
Common Shareholders. On the other hand, Common Shareholders holding Common Shares as capital assets who tender all of their Common Shares (including Common Shares deemed owned by Common Shareholders under constructive ownership rules) will be treated as having sold their Common Shares and generally will recognize capital gain or loss. Generally a shareholder’s gain or loss will be long-term capital gain or loss if the Common Shares have been held for more than one year. Present law taxes both long-term and short-term capital gains of corporations at the same rates applicable to ordinary income. For non-corporate
taxpayers, however, long-term capital gains are currently taxed at a maximum rate of 20%, while short-term capital gains and other ordinary income are currently taxed at ordinary income rates. The maximum rate applicable to ordinary income is 37%. An additional 3.8% Medicare tax may apply to certain individual, estate or trust shareholders’ taxable distributions and to any capital gains. Any loss on the sale of shares that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such shares, unless the shares are of a RIC that declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt
interest and distributes such dividends on a monthly or more frequent basis. If a shareholder sells or otherwise disposes of shares before holding them for more than six months, any loss on the sale or disposition will be treated as a long-term capital loss to the extent of any net capital gain distributions received by the shareholder on such share. Any loss realized on a sale or exchange of shares of the Fund will be disallowed to the extent those shares of the Fund are replaced by other substantially identical shares of the Fund or other substantially identical stock or securities (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending

30 days after the date of disposition of the original shares. In that event, the basis of the replacement shares of the Fund will be adjusted to reflect the disallowed loss.
Any interest on indebtedness incurred or continued to purchase or carry the Fund’s shares to which exempt-interest dividends are allocated is not deductible by shareholders. Under certain applicable rules, the purchase or ownership of shares may be considered to have been made with borrowed funds even though such funds are not directly used for the purchase or ownership of the shares. In addition, if you receive Social Security or certain railroad retirement benefits, you may be subject to U.S. federal income tax on a portion of such benefits as a result of receiving investment income, including exempt-interest dividends and other distributions paid by the Fund.
If the Fund invests in certain
pay-in-kind
securities, zero coupon securities, deferred interest securities or, in general, any other securities with original issue discount (or with market discount if the Fund elects to include market discount in income currently), the Fund must accrue income on such investments for each taxable year, which generally will be prior to the receipt of the corresponding cash payments. However, the Fund must distribute to shareholders, at least annually, all or substantially all of its investment company taxable income (determined without regard to the deduction for dividends paid), including such accrued income, to qualify as a RIC and to avoid federal income and excise taxes. Therefore, the Fund may have to dispose of its portfolio securities under disadvantageous circumstances to generate cash, or may have to leverage itself by borrowing the cash, to satisfy these distribution requirements.
The Fund may hold or acquire municipal obligations that are market discount bonds. A market discount bond is a security acquired in the secondary market at a price below its redemption value (or its adjusted issue price if it is also an original issue discount bond). If the Fund invests in a market discount bond, it will be required to treat any gain recognized on the disposition of such market discount bond as ordinary taxable income to the extent of the accrued market discount.
The Fund may be required to “backup” withhold U.S. federal income tax at the current rate of 24% of all taxable distributions payable to Common Shareholders who fail to provide the Fund with their correct taxpayer identification number or to make required certifications, or if the Common Shareholders have been notified by the IRS that they are subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld may be credited against a shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
The Fund’s investment policies permit it to invest a portion of its assets in securities that generate income that is not exempt from U.S. federal or state income tax. The Fund may invest in other securities the U.S. federal income tax treatment of which is uncertain or subject to recharacterization by the IRS. To the extent the tax treatment of such securities or their income differs from the tax treatment expected by the Fund, it could affect the timing or character of income recognized by the Fund, requiring the Fund to purchase or sell securities, or otherwise change its portfolio, in order to comply with the tax rules applicable to RICs under the Code. Common Shareholders may be subject to state, local and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

Periodic Repurchase Offers
The Fund is a
closed-end
interval fund and, to provide liquidity and the ability to receive NAV on a disposition of at least a portion of your Common Shares, makes periodic offers to repurchase Common Shares. No shareholder will have the right to require the Fund to repurchase its Common Shares, except as permitted by the Fund’s interval structure. No public market for the Common Shares exists, and none is expected to develop in the future. Consequently, Common Shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Common Shares by the Fund, and then only on a limited basis.
The Fund has adopted, pursuant to Rule
23c-3
under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Common Shares at NAV on a regular schedule. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 10% of the Fund’s outstanding Common Shares at NAV subject to approval of the Board. The schedule requires the Fund to make repurchase offers every three months.
Repurchase Dates
The Fund will make quarterly repurchase offers every three months. As discussed below, the date on which the repurchase price for Common Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). A repurchase schedule setting forth each of these dates for the Fund’s current calendar year is available on the Fund’s website at newyorklifeinvestments.com.
Repurchase Request Deadline
The date by which shareholders wishing to tender Common Shares for repurchase must respond to the repurchase offer typically falls approximately seven days before the Repurchase Pricing Date (defined below). The Repurchase Request Deadline will generally be the same date as the Repurchase Pricing Date. When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each Common Shareholder setting forth, among other things:

•	The percentage of outstanding Common Shares that the Fund is offering to repurchase and how the Fund will purchase Common Shares on a pro rata basis if the offer is oversubscribed.

•	The date on which a Common Shareholder’s repurchase request is due.

•	The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).

•	The date by which the Fund will pay to Common Shareholders the proceeds from their Common Shares accepted for repurchase.

•	The NAV of the Common Shares as of a date no more than seven days before the date of the written notice and the means by which shareholders may ascertain the NAV.

•	The procedures by which Common Shareholders may tender their Common Shares and the right of shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•	The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document.
The Repurchase Request Deadline will be strictly observed
. If a Common Shareholder fails to submit a repurchase request in good order by the Repurchase Request Deadline, the shareholder will be unable to liquidate Common Shares until a subsequent repurchase offer, and will have to resubmit a request in the next repurchase offer.
Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14 th
day is not a business day). The Fund expects to distribute payment to Common Shareholders within three (3) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Repurchase Request Deadline will generally be the same date as the Repurchase Pricing Date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, shareholders may obtain the current NAV by visiting newyorklifeinvestments.com or calling the Fund’s Transfer Agent at
833-401-8899.
Repurchase Fee
The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00% of the repurchase proceeds, which the Fund would retain to help offset non-de
minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if New York Life Investments determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.
Your financial adviser or other financial intermediary may charge service fees for handling Common Share repurchases. In such cases, there may be fees imposed by the intermediary on different terms (and subject to different exceptions) than those set forth above. Please consult your financial adviser or other financial intermediary for details.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule
23c-3
under the 1940 Act, as described below, but only with the approval of a majority of the Board, including a majority of Trustees who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a RIC under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Oversubscribed Repurchase Offers
There is no minimum number of Common Shares that must be tendered before the Fund will honor repurchase requests. However, the Board of Trustees sets for each repurchase offer a maximum percentage of Common

Shares that may be repurchased by the Fund, which is currently expected to be 10% of the Fund’s outstanding Common Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Common Shares up to a maximum amount of 2% of the outstanding Common Shares of the Fund. If shareholders tender an amount of Common Shares greater than that which the Fund intends to repurchase, the Fund will repurchase the Common Shares tendered on a pro rata basis.
If any Common Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Common Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some shareholders may tender more Common Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Common Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Common Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.
If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their Common Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able sell a significant amount of additional Common Shares so as to mitigate these effects.
These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of the Fund—Repurchase Offers Risk” above. In addition, the repurchase of Common Shares by the Fund will be a taxable event to Common Shareholders, potentially even to those shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters” above and in the Statement of Additional Information.
Distributor, Custodian and Transfer Agent
NYLIFE Distributors LLC, is the principal underwriter and distributor of the Fund’s Common Shares pursuant to the Distribution Agreement with the Fund. The Distributor, located at 30 Hudson Street, Jersey City, NJ 07302, is a broker-dealer registered with the SEC and is a member of FINRA.
The custodian of the assets of the Fund is JPMorgan Chase Bank, N. A. (“JPMorgan”). JPMorgan’s principal business address is 383 Madison Avenue, New York, New York 10179. The custodian performs custodial and fund accounting services as well as sub-administrative and
compliance services on behalf of the Fund.
Ultimus Fund Solutions, LLC, serves as the Fund’s transfer agent, registrar, dividend disbursement agent and shareholder servicing agent, as well as agent for the Fund’s Dividend Reinvestment Plan. Ultimus also processes investor subscriptions and repurchases. Ultimus’s principal business address is 225 Pictoria Drive #450, Cincinnati, OH 45246.

Independent Registered Public Accounting Firm
KPMG LLP, Suite 4000, 1735 Market Street, Philadelphia, Pennsylvania 19103-7501, serves as independent registered public accounting firm for the Fund and is expected to render an opinion annually on the financial statements of the Fund.
Legal Matters
Certain legal matters in connection with the common shares will be passed on for the Fund by Dechert LLP.

NYLI MacKay Muni Income Opportunities Fund
Class I Shares
Class A1 Shares
Class A2 Shares
Class A3 Shares
Prospectus
February 28, 2025

MSMMIO01-02/25

March 25, 2024

NYLI MACKAY MUNI INCOME OPPORTUNITIES FUND

STATEMENT OF ADDITIONAL INFORMATION

NYLI MacKay Muni Income Opportunities Fund (the “Fund”) is a recently organized, non-diversified, closed-end management investment company that continuously offers its common shares of beneficial interest (the “Common Shares”) and is operated as an “interval fund.” The Fund currently offers four classes of Common Shares: Institutional Shares, Class A1 Shares, Class A2 Shares and Class A3 Shares. The Fund may offer additional classes of Common Shares in the future. The Fund commenced operations on March 25, 2024.

This Statement of Additional Information relating to Common Shares does not constitute a prospectus, but should be read in conjunction with the Fund’s prospectus relating thereto dated February 28, 2025 (the “Prospectus”). In this Statement of Additional Information, holders of Common Shares are referred to as “Common Shareholders.” This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Common Shares. Investors should obtain and read the Fund’s Prospectus prior to purchasing such shares. The information contained in, or that can be accessed through, the Fund’s website is not part of the Fund’s Prospectus or this Statement of Additional Information (“SAI”). You may request a free copy of the SAI, the Fund’s annual and semi-annual reports, and other information about the Fund or make shareholder inquiries, by calling toll-free at 833-401-8899 or by visiting newyorklifeinvestments.com/contact-us. Certain information about the Fund also will be available for free on the website of the Fund’s investment adviser at newyorklifeinvestments.com (information included on such website does not form part of this prospectus) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov). Capitalized terms used but not defined in this SAI have the meanings ascribed to them in the Prospectus.

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This Statement of Additional Information is dated February 28, 2025

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INVESTMENT OBJECTIVES AND POLICIES

The Fund seeks current income exempt from regular federal income tax. However, there can be no assurance that the Fund will achieve its investment objective or that the Fund’s investment strategies will be successful. The Fund’s investment objectives may be changed by the Board of Trustees (the “Board”) upon 60 days’ prior written notice to shareholders.

Investment Strategies

The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).

Municipal bonds and other related investments include general obligation bonds, revenue bonds, industrial revenue bonds, industrial development bonds, private activity bonds, as well as short-term, tax-exempt obligations such as municipal notes and variable rate demand obligations. Issuers may be states, territories and possessions of the U.S. and the District of Columbia and their political subdivisions, agencies and instrumentalities. The Fund may invest in tender option bond trusts (“TOB trusts”) and the residual interests therein.

Under normal market conditions, the Fund invests at least 50% of its Managed Assets in investment grade municipal bonds and related investments as rated by a nationally recognized statistical rating organization (“NRSRO”) at the time of purchase (such as bonds rated BBB- or higher, or Baa3 or higher), or if unrated, determined to be of comparable quality by MacKay Shields LLC (“MacKay Shields” or the “Subadvisor”). In addition, the Fund may invest up to 50% of its Managed Assets in municipal bonds and other related investments rated below investment grade by at least one NRSRO at the time of purchase or if unrated, determined to be of comparable quality by the Subadvisor (commonly known as “high-yield bonds” or “junk bonds”). If NRSROs assign different ratings to the same security, the Fund will use the higher rating for purposes of determining the security’s credit quality. The Fund may invest in fixed income securities of any duration or maturity.

The Fund may invest more than 25% of its Managed Assets in municipal bonds that are related in such a way that an economic, business or political development or change affecting one such security could also affect the other securities (for example, securities whose issuers are located in the same state).

In addition to other types of securities and investments described in this section, the Fund may invest up to 20% of its Managed Assets in securities, the income on which is subject to federal income tax, such as taxable municipal securities, corporate bonds and/or preferred stock. The Fund may invest without limit in debt instruments, the income on which is taxable under the federal alternative minimum tax applicable to noncorporate taxpayers.

The Fund may also invest in privately issued securities, including direct loans to state and local governments, and municipalities. The Fund may invest in other registered investment companies, including closed-end funds and exchange-traded funds that invest primarily in the types of debt instruments in which the Fund may invest directly, subject to the limitations of the Investment Company Act of 1940, as amended (the “1940 Act”). The Fund may invest in derivatives, such as futures, options and swap agreements, to seek enhanced returns or to reduce the risk of loss by hedging certain of its holdings.

Investment Process

The Subadvisor employs a research-driven, relative value approach to dynamically allocate the Fund’s investments across investment grade and high-yield municipal securities and other related investments in seeking to achieve the Fund’s investment objective. The Subadvisor may engage in various portfolio strategies to seek to achieve the Fund’s investment objective, to enhance the Fund’s investment return and to hedge the portfolio against adverse effects from movements in interest rates and in the securities markets.

The municipal securities market is highly fragmented and comparatively inefficient. The comparative inefficiency of the municipal securities market gives rise to numerous pricing anomalies and discrepancies of the type that “relative value” strategies seek to capture. The Subadvisor will utilize a variety of investment strategies directed at identifying and exploiting such anomalies and discrepancies. “Relative value” trading generally involves

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purchasing assets that satisfy the portfolio’s requirements but are less expensive than otherwise similar assets. The Subadvisor will trade opportunistically by taking advantage of its knowledge and experience in the municipal securities market in attempting to identify investments with superior risk-adjusted returns. The Fund also invests in taxable municipal instruments that produce income not exempt from U.S. federal income tax.

On an ongoing basis, the Subadvisor meets to discuss and, where necessary, make changes to the Fund’s portfolio allocations. Typically, the Subadvisor considers a number of factors including overall market conditions, and the economic, technical, fundamental and regulatory factors that influence the relative value of municipal securities. In addition to setting target guidelines with respect to yield curve positioning, quality distribution, sector weights, individual security exposures and leverage, the Subadvisor will establish the Fund’s target allocation between investment grade municipal securities and high-yield municipal securities. The asset allocation decision is based on the Subadvisor’s subjective assessment of the risk-adjusted expected returns of investment grade securities and high-yield municipal securities over the next twelve to eighteen months.

The Subadvisor’s investment process includes a risk analysis that gives consideration to a variety of security-specific risks, including but not limited to, environmental, social and governance (“ESG”) risks that may have a material impact on the performance of a security. In addition to proprietary research, the Subadvisor may use screening tools and, to the extent available, third-party data to identify ESG risk factors that may not have been captured through its own research. The Subadvisor’s consideration of ESG risk is weighed against other criteria and therefore does not mean that any sectors, industries or individual securities are explicitly excluded from the Fund.

The Subadvisor may sell a security if it no longer believes the security will contribute to meeting the investment objective of the Fund. In considering whether to sell a security, the Subadvisor may evaluate, among other things, the condition of the economy and meaningful changes in the issuer’s financial condition.

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LEVERAGE

The Fund currently intends, subject to favorable market conditions, to add leverage to its portfolio primarily through the use of tender offer bonds (“TOBs”) to purchase additional securities. The Fund may use leverage to the extent permitted by the 1940 Act. The Fund may obtain leverage through investments in residual interest certificates of TOB trusts, also called inverse floating rate securities, that have the economic effect of leverage because the Fund’s investment exposure to the underlying bonds held by the TOB trust have been effectively financed by the TOB trust’s issuance of floating rate certificates, the issuance of debt securities, borrowings from banks or other financial institutions, reverse repurchase agreements (effectively a borrowing) and the issuance of preferred shares of beneficial interest (“Preferred Shares”), which have seniority over the Common Shares, or a combination of thereof. In addition, the Fund may use derivatives such as financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts, or other derivative instruments that may have the economic effect of leverage. Proceeds from all such forms of leverage may be used to purchase additional securities.

Inverse floating rate securities (sometimes referred to as “inverse floaters”) are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust formed for the purpose of holding municipal bonds. Investments in inverse floating rate securities have the economic effect of leverage.

Reverse repurchase agreements involve the sale of securities held by the Fund with an agreement to repurchase the securities at an agreed-upon price, date and interest payment. Selling a portfolio security and agreeing to buy it back under a reverse repurchase agreement is economically equivalent to borrowing.

The Fund may use derivatives, such as interest rate swaps with varying terms, in order to manage the interest rate expense associated with all or a portion of its leverage. Interest rate swaps are bi-lateral agreements whereby parties agree to exchange future payments, typically based upon the differential of a fixed rate and a variable rate, on a specified notional amount. Interest rate swaps can enable the Fund to effectively convert its variable leverage expense to fixed, or vice-versa. For example, if the Fund issues leverage having a short-term floating rate of interest, the Fund could use interest rate swaps to hedge against a rise in the short-term benchmark interest rates associated with its outstanding leverage. In doing so, the Fund would seek to achieve lower leverage costs, and thereby enhance Common Share distributions, over an extended period, which would be the result if short-term market interest rates on average exceed the fixed interest rate over the term of the swap. To the extent the fixed swap rate is greater than short-term market interest rates on average over the period, overall costs associated with leverage will be greater (and thereby reduce distributions to Common Shareholders) than if the Fund had not entered into the interest rate swap(s).

Under the 1940 Act, the Fund is not permitted to issue Preferred Shares unless, immediately after such issuance, the value of the Fund’s total Managed Assets (as defined below) is at least 200% of the liquidation value of any outstanding Preferred Shares and the newly issued Preferred Shares plus the aggregate amount of any senior securities of the Fund representing indebtedness (i.e., such liquidation value plus the aggregate amount of senior securities representing indebtedness may not exceed 50% of the Fund’s total Managed Assets). In addition, should Preferred Shares be issued, the Fund would not be permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, the value of the Fund’s total Managed Assets satisfies the above-referenced 200% coverage requirement.

The rights of lenders to the Fund to receive interest on and repayment of principal of any such borrowings will be senior to those of the Common Shareholders, and the terms of any such borrowings may contain provisions which limit certain activities of the Fund, including the payment of dividends to the Common Shareholders in certain circumstances. Further, the 1940 Act does (in certain circumstances) grant to the lenders to the Fund certain voting rights in the event of default in the payment of interest on or repayment of principal. In the event that such provisions would impair the Fund’s status as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), the Fund intends to repay the borrowings. Any borrowing will likely be ranked senior or equal to all other existing and future borrowings of the Fund.

5

The 1940 Act currently also generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of TOBs, to the extent that these instruments are not covered as described below), which does not include Preferred Shares, unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1/3% of the Fund’s total Managed Assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless, at the time of such declaration, this asset coverage test is satisfied. The use of these forms of leverage increases the volatility of the Fund’s investment portfolio and could result in larger losses to Common Shareholders than if these strategies were not used.

The use of leverage is a speculative investment technique that involves numerous risks and will cause the Fund’s NAV to be more volatile than if leverage was not used. For example, a decline in the value of the Fund’s assets will cause the Fund’s NAV to decline more than if the Fund had not used leverage. The Fund cannot assure you that its use of various forms of leverage (such as TOBs and borrowing from banks and other financial institutions), will be successful or result in a higher yield on your Common Shares. When leverage is used, the net asset value of the Common Shares and the yield to Common Shareholders will be more volatile.

The Fund may reduce or increase the amount of leverage based upon changes in market conditions and the composition of the Fund’s holdings. The Fund’s leverage ratio will vary from time to time based upon such changes in the amount of leverage used, variations in the value of the Fund’s holdings and the levels of Common Share subscription and repurchase offer activity related to the Fund’s continuously offered interval fund structure. So long as the net income received on the Fund’s investments purchased with leverage proceeds exceeds the then current expense on any leverage, the investment of leverage proceeds will generate more net income than if the Fund had not used leverage. Under these circumstances, the excess net income will be available to pay higher distributions to Common Shareholders. However, if the net income received from the Fund’s portfolio investments purchased with leverage is less than the then current expense on outstanding leverage, the Fund may be required to utilize other Fund assets to make expense payments on outstanding leverage, which may result in a decline in Common Share NAV and reduced net investment income available for distribution to Common Shareholders.

The Fund pays a management fee to New York Life Investment Management LLC (“New York Life Investments” or the “Manager”) (which in turn pays a portion of such fee to MacKay Shields) based on a percentage of Managed Assets. “Managed Assets” means the total assets of the Fund, including assets attributable to any form of leverage, minus liabilities (other than debt representing leverage and the aggregate liquidation preference of any Preferred Shares that may be outstanding). Managed Assets include the proceeds realized and managed from the Fund’s use of most types of leverage (excluding the leverage exposure attributable to the use of futures, swaps and similar derivatives). Because Managed Assets include the Fund’s net assets as well as assets that are attributable to the Fund’s investment of the proceeds of its leverage, it is anticipated that the Fund’s Managed Assets will be greater than its net assets. The Subadvisor is responsible for using leverage to pursue the Fund’s investment objective. The Subadvisor will base its decision regarding whether and how much leverage to use for the Fund, and the terms of that leverage, on its assessment of whether such use of leverage is in the best interests of the Fund. However, a decision to employ or increase leverage will have the effect, all other things being equal, of increasing Managed Assets and therefore the Manager’s and Subadvisor’s fees. Thus, there may be a conflict of interest in determining whether to use or increase leverage. The Manager and Subadvisor will seek to manage that potential conflict by recommending to the Board to leverage the Fund (or increase such leverage) only when they determine that such action would be in the best interests of the Fund, and by periodically reviewing with the Board the Fund’s performance and the impact of the use of leverage on that performance.

The Fund may borrow for temporary purposes as permitted by the 1940 Act.

INVESTMENT RESTRICTIONS

Except as described below, the Fund, as a fundamental policy, may not, without the approval of the holders of a majority of the outstanding Common Shares and, if issued, Preferred Shares voting together as a single class, and of the holders of a majority of the outstanding Preferred Shares voting as a separate class:

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(1)	issue senior securities, except as permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time;

(2)	borrow money, except as permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time;

(3)

make loans, except by the purchase of debt obligations, by entering into repurchase agreements or through the lending of portfolio securities and as otherwise permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time;

(4)

invest more than 25% of the value of its total assets at the time of purchase in a particular industry, or group of industries, except as permitted under the 1940 Act, as interpreted or modified by regulatory authorities having jurisdiction, from time to time, provided that, without limiting the generality of the foregoing, this limitation will not apply to the Fund’s investments in: (i) securities of other investment companies; (ii) securities issued or guaranteed as to principal and/or interest by the U.S. government, its agencies or instrumentalities or tax-exempt securities of state and municipal governments or their political subdivisions; or (iii) repurchase agreements (collateralized by the instruments described in clause (ii));

(5)

underwrite securities, except to the extent that the Fund may act as an underwriter of securities within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) and as otherwise permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time;

(6)

purchase or sell real estate or any interests therein except as permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time; and

(7)

purchase or sell physical commodities or contracts relating to physical commodities, unless acquired as a result of owning securities or other instruments, except as permitted under the 1940 Act and other applicable laws, rules and regulations, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

The Fund, under normal circumstances, invests at least 80% of its assets (net assets plus any borrowings for investment purposes) in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax). The Fund’s 80% policy is a fundamental policy, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Common Shares and, if issued, Preferred Shares voting together as a single class, and of the holders of a majority of the outstanding Preferred Shares voting as a separate class.

In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding Common Shares and, if issued, Preferred Shares voting together as a single class, and of the holders of a majority of the outstanding Preferred Shares voting as a separate class:

(1)	The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

(2)

The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to shareholders of the repurchase offer.

(3)

There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the NAV applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).

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Under certain limited circumstances, the Fund may postpone or suspend repurchase offers. See “Periodic Repurchase Offers—Suspension or Postponement of Repurchase Offers” in the Prospectus.

Additional Information Regarding Fundamental Investment Restrictions

Below is additional information regarding the Fund’s fundamental investment restrictions and the current meaning of phrases similar to “to the extent permitted under the 1940 Act” as set forth in the restrictions, if applicable. This phrase may be informed by, among other things, guidance and interpretations of the SEC or its staff or exemptive relief from the SEC and, as such, may change from time to time. This information is in addition to, rather than part of, the fundamental investment restrictions themselves.

●

Concentration. Although the 1940 Act does not define what constitutes “concentration” in an industry or group of industries, the SEC and its staff take the position that any fund that invests more than 25% of the value of its assets in a particular industry or group of industries (other than securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) is deemed to be “concentrated” in that industry or group of industries.

For the purposes of the Fund’s fundamental investment restriction relating to concentration, the Fund may use the industry classifications provided by Bloomberg, L.P., the MSCI/Standard & Poor’s Global Industry Classification Standard (“GICS”) or any other reasonable industry classification system. For purposes of industry concentration, tax-exempt securities issued by states, municipalities and their political subdivisions are not considered to be part of any industry, unless their payments of interest and/or principal are dependent upon revenues derived from projects, rather than the general obligations of the municipal issuer (such as private activity and revenue bonds or municipal securities backed principally from the assets or revenues of non-governmental users).

For the purposes of the Fund’s industry concentration policy, the Manager or Subadvisor may analyze the characteristics of a particular issuer and instrument and may assign an industry classification consistent with those characteristics. The Manager and the Subadvisor may, but need not, consider industry classifications provided by third parties or the staff of the SEC.

●

Real Estate. The Fund may acquire real estate as a result of ownership of securities or other instruments and the Fund may invest in securities or other instruments backed by real estate or securities of companies engaged in the real estate business or real estate investment trusts.

●

Commodities. Under the federal securities and commodities laws, certain financial instruments such as futures contracts and options thereon, including currency futures, stock index futures or interest rate futures, and certain swaps, including currency swaps, interest rate swaps, swaps on broad-based securities indices and certain credit default swaps, may, under certain circumstances, also be considered to be commodities. Nevertheless, the 1940 Act does not prohibit investments in physical commodities or contracts related to physical commodities.

●

Loans. Although the 1940 Act does not prohibit a fund from making loans, SEC staff interpretations currently prohibit funds from lending more than one-third of their total assets, except through the purchase of debt obligations or the use of repurchase agreements.

●

Senior Securities. Under the 1940 Act and regulations thereunder, the Fund may trade derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions) subject to a “limited derivatives users” exception which imposes a limit on notional derivatives exposure or subject to a value-at-risk (“VaR”) leverage limit and certain derivatives risk management program and reporting requirements. When the Fund trades reverse repurchase agreements or similar financing transactions, including certain tender option bonds, it needs to aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the Fund’s asset coverage ratio or treat all such transactions as derivatives transactions. Reverse repurchase agreements or similar financing transactions aggregated with other indebtedness do not need to be included in the calculation of whether the Fund satisfies the limited derivatives users exception, but for the Fund subject to the VaR testing requirement, reverse

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repurchase agreements and similar financing transactions must be included for purposes of such testing whether treated as derivatives transactions or not.

PORTFOLIO COMPOSITION AND OTHER INFORMATION

The following information supplements the discussion of the Fund’s investment objectives, policies, and strategies that are described in the Prospectus.

Municipal Securities

Municipal securities are either general obligation or revenue bonds and typically are issued to finance public projects (such as roads or public buildings), to pay general operating expenses or to refinance outstanding debt.

Municipal securities may also be issued for private activities, such as housing, medical and educational facility construction, or for privately owned industrial development and pollution control projects. General obligation bonds are backed by the full faith and credit, or taxing authority, of the issuer and may be repaid from any revenue source; revenue bonds may be repaid only from the revenues of a specific facility or source. The Fund may also purchase municipal securities that represent lease obligations, municipal notes, pre-refunded municipal bonds, private activity bonds, TOBs and other forms of municipal bonds and securities.

The municipal securities in which the Fund will invest are generally issued by states, cities and local authorities and certain possessions and territories of the United States, and pay interest that, in the opinion of bond counsel to the issuer (or on the basis of other authority believed by the Subadvisor to be reliable), is exempt from regular U.S. federal income tax, although the interest may be subject to the federal alternative minimum tax.

The yields on municipal securities depend on a variety of factors, including prevailing interest rates and the condition of the general money market and the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. The market value of municipal securities will vary with changes in interest rate levels and as a result of changing evaluations of the ability of their issuers to meet interest and principal payments.

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Municipal Notes. Municipal securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer’s receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long-term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the bond anticipation notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. Mortgage notes insured by the Federal Housing Authority secure these notes; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The anticipated revenues from taxes, grants or bond financing generally secure the obligations of an issuer of municipal notes. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer’s payment obligations under the notes or that refinancing will be otherwise unavailable.

Pre-Refunded Municipal Securities. The principal of, and interest on, pre-refunded municipal securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. government securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded municipal securities. Issuers of municipal securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded municipal securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded municipal securities remain outstanding on their original terms until they mature or are redeemed by the issuer. The 2017 Tax Cuts and Jobs Act repealed the exclusion from gross income for interest on pre-refunded municipal securities effective for such bonds issued after December 31, 2017.

The Fund’s investments in municipal securities may be affected by political, societal and economic developments within the applicable municipality and by the financial condition of the municipality. Certain of the issuers in which the Fund may invest have recently experienced, or may experience, significant financial difficulties and repeated credit rating downgrades.

Municipal securities are subject to credit risk. Information about the financial condition of an issuer of municipal securities may not be as extensive as that which is made available by corporations whose securities are publicly traded. Obligations of issuers of municipal securities are generally subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors. Congress or state legislatures may seek to extend the time for payment of principal or interest, or both, or to impose other constraints upon enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of issuers to meet their obligations for the payment of interest and principal on their municipal securities may be materially affected or their obligations may be found to be invalid or unenforceable. Such litigation or conditions may from time to time have the effect of introducing uncertainties in the market for municipal securities or certain segments thereof, or of materially affecting the credit risk with respect to particular bonds. Adverse economic,

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business, legal, or political developments might affect all or a substantial portion of the Fund’s municipal securities in the same manner.

Private Activity Bonds

Private activity bonds, formerly referred to as industrial development bonds, are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of private activity bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal bonds, although the current U.S. federal income tax laws place substantial limitations on the size of such issues.

Private activity bonds are secured primarily by revenues derived from loan repayments or lease payments due from the entity, which may or may not be guaranteed by a parent company or otherwise secured. Private activity bonds generally are not secured by a pledge of the taxing power of the issuer of such bonds. Therefore, an investor should be aware that repayment of such bonds generally depends on the revenues of a private entity and be aware of the risks that such an investment may entail. Continued ability of an entity to generate sufficient revenues for the payment of principal and interest on such bonds will be affected by many factors including the size of the entity, capital structure, demand for its products or services, competition, general economic conditions, government regulation and the entity’s dependence on revenues for the operation of the particular facility being financed. The Fund expects that, due to investments in private activity bonds, a portion of the distributions it makes on the Common Shares will be includable in the federal alternative minimum taxable income.

Inverse Floating Rate Securities/Tender Option Bonds

The Fund may invest in inverse floating rate securities. Inverse floating rate securities are securities whose interest rates bear an inverse relationship to the interest rate on another security or the value of an index. Generally, inverse floating rate securities represent beneficial interests in a special purpose trust, commonly referred to as a “tender option bond trust”, that holds municipal bonds. The TOB trust typically sells two classes of beneficial interests or securities: floating rate securities (sometimes referred to as short-term floaters or TOBs, and inverse floating rate securities (sometimes referred to as inverse floaters). Both classes of beneficial interests are represented by certificates or receipts. The floating rate securities have first priority on the cash flow from the municipal bonds held by the TOB trust. In this structure, the floating rate security holders have the option, at periodic short-term intervals, to tender their securities to the trust for purchase and to receive the face value thereof plus accrued interest. The obligation of the trust to repurchase tendered securities is supported by a remarketing agent and by a liquidity provider. As consideration for providing this support, the remarketing agent and the liquidity provider receive periodic fees. The holder of the short-term floater effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, the trust is not obligated to purchase tendered short-term floaters in the event of certain defaults with respect to the underlying municipal bonds or a significant downgrade in the credit rating assigned to the bond issuer.

As the holder of an inverse floating rate investment, the Fund receives the residual cash flow from the TOB trust. Because the holder of the short-term floater is generally assured liquidity at the face value of the security plus accrued interest, the holder of the inverse floater assumes the interest rate cash flow risk and the market value risk associated with the municipal bond deposited into the TOB trust. The volatility of the interest cash flow and the residual market value will vary with the degree to which the trust is leveraged. This is expressed in the ratio of the total face value of the short-term floaters to the value of the inverse floaters that are issued by the TOB trust. All voting rights and decisions to be made with respect to any other rights relating to the municipal bonds held in the TOB trust are passed through, pro rata, to the holders of the short-term floaters and to the Fund as the holder of the associated inverse floaters.

Because any increases in the interest rate on the short-term floaters issued by a TOB trust would reduce the residual interest paid on the associated inverse floaters, and because fluctuations in the value of the municipal bond deposited in the TOB trust would only affect the value of the inverse floater and not the value of the short-term floater issued by the trust so long as the value of the municipal bond held by the trust exceeded the face amount of short-term floaters outstanding, the value of inverse floaters is generally more volatile than that of an otherwise

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comparable municipal bond held on an unleveraged basis outside a TOB trust. Inverse floaters generally will underperform the market of fixed-rate bonds in a rising interest rate environment (i.e., when bond values are falling), but will tend to outperform the market of fixed-rate bonds when interest rates decline or remain relatively stable. Although volatile in value and return, inverse floaters typically offer the potential for yields higher than those available on fixed-rate bonds with comparable credit quality, coupon, call provisions and maturity. Inverse floaters have varying degrees of liquidity or illiquidity based primarily upon the inverse floater holder’s ability to sell the underlying bonds deposited in the TOB trust at an attractive price.

The Fund may invest in inverse floating rate securities issued by TOB trusts in which the liquidity providers have recourse to the Fund pursuant to a separate shortfall and forbearance agreement. Such an agreement would require the Fund to reimburse the liquidity provider, among other circumstances, upon termination of the TOB trust for the difference between the liquidation value of the bonds held in the trust and the principal amount and accrued interest due to the holders of floating rate securities issued by the trust. The Fund will enter into such a recourse agreement (1) when the liquidity provider requires such a recourse agreement because the level of leverage in the TOB trust exceeds the level that the liquidity provider is willing to support absent such an agreement; and/or (2) to seek to prevent the liquidity provider from collapsing the trust in the event the municipal bond held in the trust has declined in value to the point where it may cease to exceed the face amount of outstanding short-term floaters. In an instance where the Fund has entered such a recourse agreement, the Fund may suffer a loss that exceeds the amount of its original investment in the inverse floating rate securities; such loss could be as great as that original investment amount plus the face amount of the floating rate securities issued by the trust plus accrued interest thereon.

The Fund may invest in both inverse floating rate securities and floating rate securities (as discussed below) issued by the same TOB trust.

Floating Rate Securities. The Fund may also invest in short-term floating rate securities, as described above, issued by TOB trusts. Generally, the interest rate earned will be based upon the market rates for municipal securities with maturities or remarketing provisions that are comparable in duration to the periodic interval of the tender option, which may vary from weekly, to monthly, to other periods of up to one year. Since the tender option feature provides a shorter term than the final maturity or first call date of the underlying municipal bond deposited in the trust, the Fund, as the holder of the floating rate securities, relies upon the terms of the remarketing and liquidity agreements with the financial institution that acts as remarketing agent and/or liquidity provider as well as the credit strength of that institution. As further assurance of liquidity, the terms of the TOB trust provide for a liquidation of the municipal bond deposited in the trust and the application of the proceeds to pay off the floating rate securities. The TOB trusts that are organized to issue both short-term floating rate securities and inverse floaters generally include liquidation triggers to protect the investor in the floating rate securities.

Zero Coupon Bonds

A zero coupon bond is a bond that typically does not pay interest either for the entire life of the obligation or for an initial period after the issuance of the obligation. When held to its maturity, the holder receives the par value of the zero coupon bond, which generates a return equal to the difference between the purchase price and its maturity value. A zero coupon bond is normally issued and traded at a deep discount from face value. This original issue discount (“OID”) approximates the total amount of interest the security will accrue and compound prior to its maturity and reflects the payment deferral and credit risk associated with the instrument. Because zero coupon bonds, and OID instruments generally, allow an issuer to avoid or delay the need to generate cash to meet current interest payments, they may involve greater payment deferral and credit risk than coupon loans and bonds that pay interest currently or in cash. The Fund generally will be required to distribute dividends to shareholders representing the income of these instruments as it accrues, even though the Fund will not receive all of the income on a current basis or in cash. Thus, the Fund may have to sell other investments, including when it may not be advisable to do so, and use the cash proceeds to make income distributions to its shareholders. For accounting purposes, these cash distributions to shareholders will not be treated as a return of capital.

Special Situations Securities

The Fund may invest in special situations municipal securities. Special situations municipal securities are municipal securities:

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●	of issuers that are facing distressed financial or operating circumstances, are in default of its obligations or in an active work-out, or are in bankruptcy; or

●	that present uncertainties or complex features that could render them undesirable for certain investors.

The portion of the Fund’s assets invested in special situations municipal securities may fluctuate significantly over time according to the availability of attractive special situations municipal securities opportunities.

U.S. Treasury Securities

The Fund may invest in U.S. government direct obligations. U.S. government direct obligation are issued by the United States Treasury and include bills, notes and bonds. Treasury bills are issued with maturities of up to one year. They are issued in bearer form, are sold on a discount basis and are payable at par value at maturity. Treasury notes are longer-term interest-bearing obligations with original maturities of one to seven years. Treasury bonds are longer-term interest-bearing obligations with original maturities from five to thirty years.

While the U.S. government provides financial support to such U.S. government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, and it is not so obligated by law. Because the U.S. government is not obligated by law to provide support to an instrumentality it sponsors, the Fund will invest in obligations issued by such an instrumentality only if the Subadvisor determines that the credit risk with respect to the instrumentality does not make its securities unsuitable for investment by the Fund.

Any controversy or ongoing uncertainty regarding the status of negotiations in the U.S. Congress to increase the statutory debt ceiling may impact the market value of U.S. government debt securities held by the Fund. If the U.S. Congress is unable to negotiate an adjustment to the statutory debt ceiling, there is also the risk that the U.S. government may default on payments on certain U.S. government securities, including those held by the Fund, which could have a material negative impact on the Fund.

U.S. government securities do not generally involve the credit risks associated with other types of interest bearing securities. As a result, the yields available from U.S. government securities are generally lower than the yields available from other interest bearing securities. Like other fixed-income securities, the values of U.S. government securities change as interest rates fluctuate. When interest rates decline, the values of U.S. government securities can be expected to increase, and when interest rates rise, the values of U.S. government securities can be expected to decrease.

In December 2023, the SEC adopted rule amendments providing that any covered clearing agency (“CCA”) for U.S. Treasury securities require its direct participants (which generally would be a bank or broker/dealer) to submit for clearance and settlement all eligible secondary market transactions in U.S. Treasury securities to which the direct participant is a counterparty. The clearing mandate includes in its scope all repurchase or reverse repurchase agreements of such direct participants collateralized by U.S. Treasury securities (collectively, “Treasury repo transactions”) of a type accepted for clearing by a registered CCA, including both bilateral Treasury repo transactions and triparty Treasury repo transactions where a bank agent provides custody, collateral management and settlement services.

The Treasury repo transactions of registered funds with any direct participants of a CCA will be subject to the mandatory clearing requirement. Currently, the Fixed Income Clearing Corporation (“FICC”) is the only CCA for U.S. Treasury securities.

Market participants, absent an exemption, will be required to clear Treasury repo transactions under the rule as of June 30, 2026. The clearing mandate is expected to result in the Fund being required to clear all or substantially all of its Treasury repo transactions as of the compliance date, and the Fund may incur costs in connection with entering into new agreements (or amending existing agreements) with direct participants of a CCA and potentially other market participants and taking other actions to comply with the new requirements. In addition, upon the compliance date taking effect, the costs and benefits of entering into Treasury repo transactions to the Fund may be impacted as compared to Treasury repo transactions the Fund may enter prior to the compliance date. The investment adviser will monitor developments in the Treasury repo transactions market as the implementation period progresses

Investments in Other Investment Companies

The Fund, subject to the limitations of the 1940 Act, may invest in other investment companies, including mutual funds, closed-end funds and exchange-traded funds (“ETFs”) that invest primarily in securities of the types in which the Fund may invest directly, to gain broad market, sector or asset class exposure, including during periods when it has large amounts of uninvested cash or when the Manager or Subadvisor believes share prices of ETFs offer attractive values. The Fund may from time to time invest in ETFs, primarily as a means of gaining exposure for its portfolio to the market without investing in individual securities, particularly in the context of managing cash flows into the Fund or where access to a local market is restricted or not cost effective. The Fund might also purchase shares of another investment company to gain exposure to the securities in the investment company’s portfolio at times when the Fund may not be able to buy those securities directly. Any investment in another investment company would be consistent with the Fund’s objective and investment program. To the extent the Fund may invest in securities of other investment companies, it may invest in shares of other investment companies, including investment companies advised by affiliates of New York Life Investments. Investment companies are subject to management fees and other fees that may increase their costs versus the costs of owning the underlying securities directly. The Fund will indirectly bear its proportionate share of management fees and other expenses that are charged by an investment company in addition to the management fees and other expenses paid by the Fund.

The risks of owning another investment company are generally similar to the risks of investment directly in the securities in which that investment company invests. However, an investment company may not achieve its investment objective or execute its investment strategy effectively, which may adversely affect the Fund’s performance. In addition, because listed closed-end funds and ETFs trade on a secondary market, their shares may

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trade at a premium or discount to the actual listed NAV of their portfolio securities and their shares may have greater volatility because of the potential lack of liquidity.

ETFs are investment companies that trade like stocks. The price of an ETF is derived from and based upon the securities held by the ETF. However, like stocks, shares of ETFs are not traded at NAV, but may trade at prices above or below the value of their underlying portfolios. The level of risk involved in the purchase or sale of an ETF is similar to the risk involved in the purchase or sale of a traditional common stock, except that the pricing mechanism for an ETF is based on a basket of securities. Thus, the risks of owning an ETF generally reflect the risks of owning the underlying securities they are designed to track, although lack of liquidity in an ETF’s shares could result in the market price of the ETF’s shares being more volatile than the underlying portfolio of securities. Disruptions in the markets for the securities underlying ETFs purchased or sold by the Fund could result in losses on the Fund’s investment in ETFs. In addition, an actual trading market may not develop for an ETF’s shares and the listing exchange may halt trading of an ETF’s shares. The Fund will pay brokerage commissions in connection with the purchase and sale of shares of ETFs. In addition, an index-based ETF may not exactly replicate the performance of the index it seeks to track for a number of reasons, such as operating expenses, transaction costs and imperfect correlation between the performance of the ETF’s holdings and that of the index.

Derivatives

The Fund may use in certain derivative instruments in pursuit of its investment objective. Such instruments include financial futures contracts, swap contracts (including interest rate and credit default swaps), options on financial futures, options on swap contracts or other derivative instruments. The Fund may also use credit default swaps and interest rate swaps. Credit default swaps may require initial premium (discount) payments as well as periodic payments (receipts) related to the interest leg of the swap or to the default of a reference obligation. If the Fund is a seller of a contract, the Fund would be required to pay the par (or other agreed upon) value of a referenced debt obligation to the counterparty in the event of a default or other credit event by the reference issuer, such as a U.S. or foreign corporate issuer, with respect to such debt obligations. In return, the Fund would receive from the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the Fund would keep the stream of payments and would have no payment obligations. As the seller, the Fund would be subject to investment exposure on the notional amount of the swap. If the Fund is a buyer of a contract, the Fund would have the right to deliver a referenced debt obligation and receive the par (or other agreed-upon) value of such debt obligation from the counterparty in the event of a default or other credit event (such as a credit downgrade) by the reference issuer, such as a U.S. or foreign corporation, with respect to its debt obligations. In return, the Fund would pay the counterparty a periodic stream of payments over the term of the contract provided that no event of default has occurred. If no default occurs, the counterparty would keep the stream of payments and would have no further obligations to the Fund. Interest rate swaps involve the exchange by the Fund with a counterparty of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. The Fund will usually enter into interest rate swaps on a net basis; that is, the two payment streams will be netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund receiving or paying, as the case may be, only the net amount of the two payments.

The requirements for qualification as a RIC may also limit the extent to which the Fund may invest in futures, options on futures and swaps. See “Tax Matters.”

The Subadvisor may use derivative instruments to seek to enhance return, to hedge some of the risk of the Fund’s investments in municipal securities or as a substitute for a position in the underlying asset. These types of strategies may generate taxable income. The Fund will value derivative instruments at market/fair value for purposes of calculating compliance with the Fund’s 80% investment policy to invest in a portfolio of municipal securities and other related investments, the interest from which is exempt from federal income tax (except that the interest may be includable in taxable income for purposes of the federal alternative minimum tax).

There is no assurance that these derivative strategies will be available at any time or that, if used, that the strategies will be successful.

Swap Transactions. The Fund may enter into total return, interest rate and credit default swap agreements and interest rate caps, floors and collars. The Fund may also enter into options on the foregoing types of swap agreements (“swap options”).

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The Fund may enter into swap transactions for any purpose consistent with its investment objective and strategies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, as a duration management technique, to attempt to reduce risk arising from the ownership of a particular instrument, or to gain exposure to certain sectors or markets in the most economical way possible.

Swap agreements are two party contracts entered into primarily by institutional investors for a specified period of time. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on a particular predetermined asset, reference rate or index. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a notional amount, e.g., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a basket of securities representing a particular index. The notional amount of the swap agreement generally is only used as a basis upon which to calculate the obligations that the parties to the swap agreement have agreed to exchange.

Interest Rate Swaps, Caps, Collars and Floors. Interest rate swaps are bilateral contracts in which each party agrees to make periodic payments to the other party based on different referenced interest rates (e.g., a fixed rate and a floating rate) applied to a specified notional amount. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate floor. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index rises above a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling such interest rate cap. Interest rate collars involve selling a cap and purchasing a floor or vice versa to protect the Fund against interest rate movements exceeding given minimum or maximum levels.

The use of interest rate transactions, such as interest rate swaps and caps, is a highly specialized activity that involves investment techniques and risks different from those associated with ordinary portfolio security transactions. Depending on the state of interest rates in general, the Fund’s use of interest rate swaps or caps could enhance or harm the overall performance of the Fund’s common shares. To the extent there is a decline in interest rates, the value of the interest rate swap or cap could decline, and could result in a decline in the NAV of the common shares. In addition, if short-term interest rates are lower than the Fund’s fixed rate of payment on the interest rate swap, the swap will reduce common share net earnings. If, on the other hand, short-term interest rates are higher than the fixed rate of payment on the interest rate swap, the swap will enhance common share net earnings. Buying interest rate caps could enhance the performance of the common shares by providing a maximum leverage expense. Buying interest rate caps could also decrease the net earnings of the common shares in the event that the premium paid by the Fund to the counterparty exceeds the additional amount such Fund would have been required to pay had it not entered into the cap agreement.

Municipal Market Data Rate Locks. The Fund may purchase and sell municipal market data rate locks (“MMD Rate Locks”). An MMD Rate Lock permits the Fund to lock in a specified municipal interest rate for a portion of its portfolio to preserve a return on a particular investment or a portion of its portfolio as a duration management technique or to protect against any increase in the price of securities to be purchased at a later date. By using an MMD Rate Lock, the Fund can create a synthetic long or short position, allowing the Fund to select what the manager believes is an attractive part of the yield curve. The Fund will ordinarily use these transactions as a hedge or for duration or risk management although it is permitted to enter into them to enhance income or gain or to increase the Fund’s yield, for example, during periods of steep interest rate yield curves (i.e., wide differences between short term and long term interest rates). An MMD Rate Lock is a contract between the Fund and an MMD Rate Lock provider pursuant to which the parties agree to make payments to each other on a notional amount, contingent upon whether the Municipal Market Data AAA General Obligation Scale is above or below a specified level on the expiration date of the contract. For example, if the Fund buys an MMD Rate Lock and the Municipal Market Data AAA General Obligation Scale is below the specified level on the expiration date, the counterparty to the contract will make a payment to the Fund equal to the specified level minus the actual level, multiplied by the notional amount of the contract. If the Municipal Market Data AAA General Obligation Scale is above the specified level on the expiration date, the Fund will make a payment to the counterparty equal to the actual level minus the specified level, multiplied by the notional amount of the contract. In connection with investments in MMD Rate Locks, there is a risk that municipal yields will move in the opposite direction than anticipated by the Fund, which

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would cause the Fund to make payments to its counterparty in the transaction that could adversely affect the Fund’s performance.

Total Return Swaps. In a total return swap, one party agrees to pay the other the “total return” of a defined underlying asset during a specified period, in return for periodic payments based on a fixed or variable interest rate or the total return from other underlying assets. A total return swap may be applied to any underlying asset but is most commonly used with equity indices, single stocks, bonds and defined baskets of loans and mortgages. The Fund might enter into a total return swap involving an underlying index or basket of securities to create exposure to a potentially widely diversified range of securities in a single trade. An index total return swap can be used by the portfolio managers to assume risk, without the complications of buying the component securities from what may not always be the most liquid of markets.

Credit Default Swaps. A credit default swap is a bilateral contract that enables an investor to buy or sell protection against a defined-issuer credit event. The Fund may enter into credit default swap agreements either as a buyer or a seller. The Fund may buy protection to attempt to mitigate the risk of default or credit quality deterioration in an individual security or a segment of the fixed income securities market to which it has exposure, or to take a “short” position in individual bonds or market segments which it does not own. The Fund may sell protection in an attempt to gain exposure to the credit quality characteristics of particular bonds or market segments without investing directly in those bonds or market segments. As the buyer of protection in a credit default swap, the Fund would pay a premium (by means of an upfront payment or a periodic stream of payments over the term of the agreement) in return for the right to deliver a referenced bond or group of bonds to the protection seller and receive the full notional or par value (or other agreed upon value) upon a default (or similar event) by the issuer(s) of the underlying referenced obligation(s). If no default occurs, the protection seller would keep the stream of payments and would have no further obligation to the Fund. Thus, the cost to the Fund would be the premium paid with respect to the agreement. If a credit event occurs, however, the Fund may elect to receive the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. The Fund bears the risk that the protection seller may fail to satisfy its payment obligations.

If the Fund is a seller of protection in a credit default swap and no credit event occurs, the Fund would generally receive an up-front payment or a periodic stream of payments over the term of the swap. If a credit event occurs, however, generally the Fund would have to pay the buyer the full notional value of the swap in exchange for an equal face amount of deliverable obligations of the reference entity that may have little or no value. As the protection seller, the Fund effectively adds the economic effect of leverage to its portfolio because, in addition to being subject to investment exposure on its total net assets, the Fund is subject to investment exposure on the notional amount of the swap. Thus, the Fund bears the same risk as it would by buying the reference obligation(s) directly, plus the additional risks related to obtaining investment exposure through a derivative instrument discussed below under “—Risks Associated with Swap Transactions.”

Swap Options. A swap option is a contract that gives a counterparty the right (but not the obligation), in return for payment of a premium, to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement at some designated future time on specified terms. A cash-settled option on a swap gives the purchaser the right, in return for the premium paid, to receive an amount of cash equal to the value of the underlying swap as of the exercise date. The Fund may write (sell) and purchase put and call swap options. Depending on the terms of the particular option agreement, the Fund generally would incur a greater degree of risk when it writes a swap option than when it purchases a swap option. When the Fund purchases a swap option, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, when the Fund writes a swap option, upon exercise of the option the Fund would become obligated according to the terms of the underlying agreement.

Risks Associated with Swap Transactions. The use of swap transactions is a highly specialized activity which involves strategies and risks different from those associated with ordinary portfolio security transactions. If the Subadvisor is incorrect in its forecasts of default risks, market spreads or other applicable factors or events, the investment performance of the Fund would diminish compared with what it would have been if these techniques were not used. As the protection seller in a credit default swap, the Fund effectively adds leverage to its portfolio because, in addition to being subject to investment exposure on its total Managed Assets, the Fund is subject to investment exposure on the notional amount of the swap. The Fund generally may only close out a swap, cap, floor, collar or other two-party contract with its particular counterparty, and generally may only transfer a position with the consent

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of that counterparty. In addition, the price at which the Fund may close out such a two party contract may not correlate with the price change in the underlying reference asset. If the counterparty defaults, the Fund will have contractual remedies, but there can be no assurance that the counterparty will be able to meet its contractual obligations or that the Fund will succeed in enforcing its rights. It also is possible that developments in the derivatives market, including potential government regulation, could adversely affect the Fund’s ability to terminate existing swap or other agreements or to realize amounts to be received under such agreements.

Futures and Options on Futures Generally. A futures contract is an agreement between two parties to buy and sell a security, index or interest rate (each a “financial instrument”) for a set price on a future date. Certain futures contracts, such as futures contracts relating to individual securities, call for making or taking delivery of the underlying financial instrument. However, these contracts generally are closed out before delivery by entering into an offsetting purchase or sale of a matching futures contract (same exchange, underlying financial instrument, and delivery month). Other futures contracts, such as futures contracts on interest rates and indices, do not call for making or taking delivery of the underlying financial instrument, but rather are agreements pursuant to which two parties agree to take or make delivery of an amount of cash equal to the difference between the value of the financial instrument at the close of the last trading day of the contract and the price at which the contract was originally written. These contracts also may be settled by entering into an offsetting futures contract.

Unlike when the Fund purchases or sells a security, no price is paid or received by the Fund upon the purchase or sale of a futures contract. Initially, the Fund will be required to deposit with the futures broker, known as a futures commission merchant (“FCM”), an amount of cash or securities equal to a varying specified percentage of the contract amount. This amount is known as initial margin. The margin deposit is intended to ensure completion of the contract. Minimum initial margin requirements are established by the futures exchanges and may be revised. In addition, FCMs may establish margin deposit requirements that are higher than the exchange minimums. Cash held in the margin account generally is not income producing. However, coupon bearing securities, such as Treasury securities, held in margin accounts generally will earn income.

Subsequent payments to and from the FCM, called variation margin, will be made on a daily basis as the price of the underlying financial instrument fluctuates, making the futures contract more or less valuable, a process known as marking the contract to market. Changes in variation margin are recorded by the Fund as unrealized gains or losses. At any time prior to expiration of the futures contract, the Fund may elect to close the position by taking an opposite position that will operate to terminate its position in the futures contract. A final determination of variation margin is then made, additional cash is required to be paid by or released to the Fund, and the Fund realizes a gain or loss. In the event of the bankruptcy or insolvency of an FCM that holds margin on behalf of the Fund, the Fund may be entitled to the return of margin owed to it only in proportion to the amount received by the FCM’s other customers, potentially resulting in losses to the Fund. Futures transactions also involve brokerage costs.

A futures option gives the purchaser of such option the right, in return for the premium paid, to assume a long position (call) or short position (put) in a futures contract at a specified exercise price at any time during the period of the option. Upon exercise of a call option, the purchaser acquires a long position in the futures contract and the writer is assigned the opposite short position. Upon the exercise of a put option, the opposite is true.

Risks and Special Considerations. The use of derivative instruments involves risks and special considerations as described below. Risks pertaining to particular derivative instruments are described in the sections relating to those instruments contained elsewhere in this SAI.

1. Leverage & Market Risk. The primary risk of derivatives is the same as the risk of the underlying assets; namely, that the value of the underlying asset may go up or down. Adverse movements in the value of an underlying asset can expose the Fund to losses. Derivative instruments may include elements of leverage and, accordingly, the fluctuation of the value of the derivative instrument in relation to the underlying asset may be magnified. The successful use of derivative instruments depends upon a variety of factors, particularly the Subadvisor’s ability to anticipate movements of the securities and currencies markets, which requires different skills than anticipating changes in the prices of individual securities. There can be no assurance that any particular strategy adopted will succeed. A decision to engage in a derivative transaction will reflect the Subadvisor’s judgment that the derivative transaction will provide value to the Fund and its shareholders and is consistent with the Fund’s objectives, investment limitations and operating policies. In making such a judgment, the Subadvisor will analyze the benefits and risks of the derivative transaction and weigh them in the context of the Fund’s entire portfolio and investment objective. In order to manage leverage and market risk, the Manager will monitor a Fund against its notional derivatives exposure or value-at-risk (“VaR”) leverage limit, as applicable.

2. Credit Risk. The Fund will be subject to the risk that a loss may be sustained as a result of the failure of a counterparty to comply with the terms of a derivative instrument. The counterparty risk for exchange-traded derivative instruments is generally less than for privately-negotiated or OTC derivative instruments, since generally a clearing agency, which is the issuer or counterparty to each exchange-traded instrument, provides a guarantee of performance. For privately-negotiated instruments, including certain currency forward contracts, there is not always a similar clearing agency guarantee. In all transactions, the Fund will bear the risk that the counterparty will default, and this could result in a loss of the expected benefit of the derivative transaction and possibly other losses to the Fund. The Fund will enter into transactions in derivative instruments only with counterparties that the Subadvisor reasonably believes are capable of performing under the contract.

3. Correlation Risk. When a derivative transaction is used to completely hedge another position, changes in the market value of the combined position (the derivative instrument plus the position being hedged) can result from an imperfect correlation between the price movements of the two instruments. With a perfect hedge, the value of the combined position remains unchanged for any change in the price of the underlying asset. With an imperfect hedge, the value of the derivative instrument and its hedge are not perfectly correlated. Correlation risk is the risk that there might be imperfect correlation, or even no correlation, between price movements of a derivative instrument and price movements of investments being hedged. For example, if the value of a derivative instrument used in a short hedge (such as writing a call option, buying a put option or selling a futures contract) increased by less than the decline in value of the hedged investments, the hedge would not be perfectly correlated. Such a lack of correlation might occur due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded. The effectiveness of hedges using instruments on indices will depend, in part, on the degree of correlation between price movements in the index and price movements in the investments being hedged.

4. Market and Fund Liquidity Risk. Derivatives are also subject to the risk that they cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the derivative. Generally, exchange-traded contracts are very liquid because the exchange clearinghouse is the counterparty of every contract and prices and volumes are posted on the exchange. OTC transactions are less liquid than exchange-traded derivatives since they often can only be closed out with the other party to the transaction. The Fund might be required by applicable regulatory requirements to make margin payments when it takes positions in derivative instruments involving obligations to third parties (i.e., instruments other than purchased options). If the Fund is unable to close out its positions in such instruments, it might be required to continue to maintain such assets or accounts or make such payments until the position expires, matures or is closed out. The requirements might impair the Fund’s ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. The Fund’s ability to sell or close out a position in an instrument prior to expiration or maturity depends on the existence of a liquid secondary market or, in the absence of such a market, the ability and willingness of the counterparty to enter into a transaction closing out the position. Therefore, there is no assurance that any derivatives position can be sold or closed out at a time and price that is favorable to the Fund. The Subadvisor will also monitor the Fund’s obligations to satisfy calls for margin payments and make settlement payments under its derivatives transactions and confirms that the Fund will have sufficient liquid assets available to satisfy such obligations as they become due.

5. Operational & Legal Risk. Operational risk generally refers to the risk related to potential operational issues, including documentation issues, settlement issues, systems failures, inadequate controls and human error. The Subadvisor will monitor the Fund for operational issues. Legal risk is the risk of loss caused by the legal unenforceability of a party’s obligations under the derivative. While a party seeking price certainty agrees to surrender the potential upside in exchange for downside protection, the party taking the risk is looking for a positive payoff. Despite this voluntary assumption of risk, a counterparty that has lost money in a derivative transaction may try to avoid payment by exploiting various legal uncertainties about certain derivative products.

6. Systemic or “Interconnection” Risk. Interconnection risk is the risk that a disruption in the financial markets will cause difficulties for all market participants. In other words, a disruption in one market will spill over into other markets, perhaps creating a chain reaction. Much of the OTC derivatives market takes place among the OTC dealers themselves, thus creating a large interconnected web of financial obligations. This interconnectedness raises the possibility that a default by one large dealer could create losses for other dealers and destabilize the entire market for OTC derivative instruments.

7. Tax Risk. The Fund’s transactions in derivatives (such as options, swaps and other similar financial contracts) will be subject to special tax rules, the effect of which may be to accelerate income to the Fund, defer losses to the Fund, cause adjustments in the holding periods of the Fund’s securities and convert short-term capital losses into long-term capital losses. These rules could therefore affect the amount, timing and character of distributions to shareholders.

Commodity Pool Exclusion

The Commodity Futures Trading Commission (the “CFTC”) subjects advisers to registered investment companies to regulation by the CFTC if a fund that is advised by the investment adviser either (i) invests, directly or indirectly, more than a prescribed level of its liquidation value in CFTC-regulated futures, options and swaps (“CFTC Derivatives”), or (ii) markets itself as providing investment exposure to such instruments. To the extent the Fund uses CFTC Derivatives, it intends to do so below such prescribed levels and will not market itself as a “commodity pool” or a vehicle for trading such instruments. Accordingly, the Manager has claimed an exclusion from the definition of the term “commodity pool operator” under the Commodity Exchange Act (the “CEA”) pursuant to Rule 4.5 under the CEA. The Manager is also exempt from registration as a “commodity trading advisor” (“CTA”) with respect to the Fund. The Manager is not, therefore, subject to registration or regulation as a CPO or a CTA under the CEA in respect of the Fund. The Fund is not intended as a vehicle for trading in the CFTC Derivatives markets. The CFTC has neither reviewed nor approved the Manager’s reliance on these exclusions, the Fund’s investment strategies, Prospectus or this SAI.

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Illiquid Securities and Restricted Investments

The Fund’s investments may include illiquid securities or restricted securities. A principal risk of illiquid securities or investing in restricted securities is that they may be difficult to sell.

Securities and other investments purchased by the Fund may be illiquid at the time of purchase, or liquid at the time of purchase and may subsequently become illiquid due to events relating to the issuer of the securities, market events, economic conditions or investor perceptions. Securities may also be less liquid (i.e., more difficult to sell) because of trading preferences, such as a buyer disfavoring purchases of odd lots or smaller blocks of securities. Domestic and foreign markets are becoming more and more complex and interrelated, so that events in one sector of the market or the economy or in one geographical region, can reverberate and have negative consequences for other market, economic or regional sectors in a manner that may not be reasonably foreseen. With respect to securities traded over-the-counter, the continued viability of any over-the-counter secondary market depends on the continued willingness of dealers and other participants to purchase and sell such securities.

Restricted securities, including 144A securities and securities of private companies, are not publicly traded and generally are subject to statutory and/or contractual restrictions on resale. Accordingly, there may be no market or a limited market for the resale of such securities. Therefore, the Fund may be unable to dispose of such securities when it desires to do so or at the most favorable price, which may result in a loss to the Fund. This potential lack of liquidity also may make it more difficult to accurately value these securities. There may be less information publicly available regarding such securities as compared to publicly issued securities.

Restricted securities are securities that are sold only through negotiated private transactions and not to the general public, due to certain restrictions imposed by federal securities laws.

Temporary Defensive Investments

For temporary defensive purposes, during periods of high cash inflows or outflows or during a repurchase offer period, the Fund may depart from its principal investment strategies and invest up to 100% of its Managed Assets in cash equivalents, U.S. government securities and other high-quality short-term debt securities. During such periods, the Fund may not be able to achieve its investment objective. The Fund may adopt a defensive strategy when the Subadvisor believes the instruments in which the Fund normally invests have elevated risks due to political or economic factors, in the event that unanticipated legal or regulatory developments interfere with implementation of the Fund’s principal investment strategies, and in other extraordinary circumstances.

Portfolio Turnover

The length of time the Fund has held a particular security is not generally a consideration in investment decisions. A change in the securities held by the Fund is known as “portfolio turnover.” The Fund may engage in frequent and active trading of portfolio securities to achieve its investment objective, particularly during periods of volatile market movements. High portfolio turnover generally involves correspondingly greater expenses to the Fund, including brokerage commissions or dealer mark-ups and other transaction costs on the sale of securities and reinvestments in other securities. Sales of portfolio securities may also result in realization of taxable capital gains, including short-term capital gains (which are generally treated as ordinary income upon distribution in the form of dividends). The trading costs and tax effects associated with portfolio turnover may adversely affect the Fund’s performance.

Special Note Regarding Recent Market Events

From time to time, events in the financial sector may result in reduced liquidity in the credit, fixed-income and other financial markets and an unusually high degree of volatility in the financial markets, both domestically and internationally. Certain isolated events in a financial market may also result in systemic adverse consequences across broader segments of the financial markets (domestically, regionally or globally) in unanticipated or unforeseen ways. Such events may result from unregulated markets, systemic risk, natural market forces, bad actors or other unforeseen scenarios. In addition, events such as war, acts of terrorism, recessions, rapid inflation, the imposition of international sanctions, earthquakes, hurricanes, wildfires, floods, epidemics and pandemics and other unforeseen natural or human disasters may have broad adverse social, political and economic effects on the global economy,

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which could negatively impact the value of the Fund’s investments. The potential for market turbulence may have an adverse effect on the value of the Fund’s investments.

In the past, instability in the financial markets led the United States and other governments to take a number of unprecedented actions designed to support certain financial and other institutions and certain segments of the financial markets. Federal, state and foreign governments, regulatory agencies and self-regulatory organizations have taken, and could take in the future, actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Such legislation or regulation could limit the Fund’s ability to achieve its investment objective.

Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets vary, and such ownership or disposition may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings.

Volatility in the banking sector and resulting government actions to correct and/or address the impact of this volatility can negatively impact the Fund, for example, through less credit being available to issuers or uncertainty regarding safety of deposits at other institutions. These risks also may adversely affect financial intermediaries, such as clearing agencies, clearing houses, banks, securities firms and exchanges, with which the Fund interacts.

Changing interest rate environments (whether downward or upward) impact the various sectors of the economy in different ways. For example, low interest rate environments tend to be a positive factor for the equity markets, whereas high interest rate environments tend to apply downward pressure on earnings and stock prices. Likewise, during periods when interest rates are increasing (rather than stagnant in a high or low interest rate environment), the price of fixed income investments tend to fall as investors begin to seek higher yielding investments. Accordingly, the Fund is subject to heightened interest rate risk during periods of low interest rates. Accordingly, because of the current interest rate environment, the Fund may be adversely affected.

The risks attendant to changing interest rate environments have been, and continue to be, magnified in the current economic environment. In July 2019, the Board of Governors of the Federal Reserve System (“Federal Reserve Board”) lowered the federal funds rate for the first time since 2008, and further decreased the federal funds rate in September and October of 2019 and March 2020. However, to combat rising inflation, the Federal Reserve Board reversed course and most recently increased the federal funds rate several times in 2022 and 2023. In September 2024, the Federal Reserve Board lowered interest rates for the first time since March 2020.

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The impact of epidemics and/or pandemics that may arise in the future are uncertain and could adversely affect the global economy, national economies, individual issuers and capital markets in unforeseeable ways and result in a substantial and extended economic downturn. In addition, public health crises caused by the epidemics and/or pandemics may exacerbate other pre-existing political, social and economic risks in certain countries.

In late February 2022, the Russian military invaded Ukraine, which amplified existing geopolitical tensions among Russia, Ukraine, Europe and many other countries including the U.S. and other members of the North Atlantic Treaty Organization (“NATO”). In response, various countries, including the U.S., the United Kingdom and members of the European Union (the “EU”) issued broad-ranging economic sanctions against Russia, Russian companies and financial institutions, Russian individuals and others. In particular, U.S. sanctions prohibit any “new investment” in Russia which is defined to include any new purchases of Russian securities. U.S. persons also are required to freeze securities issued by certain Russian entities identified on the List of Specially Designated Nationals, which includes several large publicly traded Russian banks and other companies. Russia has issued various countermeasures that affect the ability of non-Russian persons to trade in Russian securities. Additional sanctions may be imposed in the future. Any actions by Russia made in response to such sanctions or retaliatory measures could further impair the value and liquidity of the Fund’s investments. Such sanctions (and any future sanctions) and other actions against Russia and Russia’s military action against Ukraine will adversely impact the economies of Russia and Ukraine. Certain sectors of each country’s economy were particularly affected, including but not limited to, financials, energy, metals and mining, engineering and defense and defense-related materials sectors.

Further, a number of large corporations and U.S. and foreign governmental entities announced plans to divest interests or otherwise curtail business dealings in Russia or with certain Russian businesses. These events resulted in (and will continue to result in) a loss of liquidity and value of Russian and Ukrainian securities and, in some cases, a complete inability to trade in or settle trades in transactions in certain Russian securities. Further actions are likely to be taken by the international community, including governments and private corporations, that will adversely impact the Russian economy in particular. Such actions may include boycotts, tariffs and purchasing and financing restrictions on Russia’s government, companies and certain individuals, or other unforeseeable actions.

The Russian and Ukrainian governments, economies, companies and the region will likely be further adversely impacted in unforeseeable ways. The ramifications of the hostilities and sanctions may also negatively impact other regional and global economic markets (including Europe and the U.S.), companies in other countries (particularly those that have done business with Russia) and various sectors, industries and markets for securities and commodities globally, such as oil and natural gas and precious metals. The imposition of sanctions and other similar measures could, among other things, cause downgrades in Russian securities or those of companies located in or economically tied to Russia, devaluation of Russia’s currency and increased market volatility and disruption in Russia and throughout the world. Sanctions and other measures, including banning Russia from global payments systems that facilitate cross-border payments, could also limit or prevent the Fund from buying and selling securities and significantly delay or prevent the settlement of securities transactions. The extent and duration of the military action or future escalation of such hostilities, the extent and impact of existing and future sanctions, market disruptions and volatility, and the result of any diplomatic negotiations cannot be predicted. Sanctions could also result in Russia taking counter measures or retaliatory actions which may further impair the value and liquidity of Russian securities. Moreover, disruptions caused by Russian military action or other actions (including cyberattacks and espionage) or resulting actual and threatened responses to such activity, including cyberattacks on the Russian government, Russian companies or Russian individuals, including politicians, may impact Russia’s economy and Russian issuers of securities in which the Fund invests. These and any related events could have a significant impact on the Fund’s performance and the value of an investment in the Fund.

On October 7, 2024, Hamas launched an attack on Israel from the Gaza Strip. On January 15, 2025, a hostages/prisoner exchange and an armistice agreement between Israel and Hamas was announced. The extent and duration of the Israel-Hamas war and any related economic and market impacts are impossible to predict but may be significant, and may negatively impact Israel’s economy and issuers of securities in which the Fund invests.

Cyber Security and Disruptions in Operations

With the increasing use of the Internet and technology, including cloud-based technology, in connection with the Fund’s operations, the Fund may be more susceptible to greater operational and information security risks resulting from breaches in cyber security. Cyber incidents can result from unintentional events (such as an inadvertent release of confidential information) or deliberate attacks (such as cyber extortion) by insiders or third parties, including cyber criminals, competitors, nation-states and “hacktivists,” and can be perpetrated by a variety of complex means, including the use of stolen access

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credentials, malware or other computer viruses, ransomware, phishing, structured query language injection attacks and distributed denial of service attacks, among other means. Recent geopolitical tensions may have increased the scale and sophistication of deliberate cyber attacks and other disruptions, particularly from nation-states or entities with nation-state backing. Cyber incidents may result in actual or potential adverse consequences for critical information and communications technology, or systems and networks that are vital to the Fund’s or its service providers’ operations, or otherwise impair Fund or service provider operations. For example, a cyber incident may cause operational disruptions and failures impacting information systems or information that a system processes, stores or transmits, such as by theft, damage or destruction or corruption or modification of or denial of access to data maintained online or digitally, denial of service on websites rendering the websites unavailable to intended users or not accessible for such users in a timely manner and the unauthorized release or other exploitation of confidential information (i.e., identity theft or other privacy breaches). In addition, a cyber security breach may cause disruptions and impact the Fund’s business operations, which could potentially result in financial losses, inability to determine the Fund’s NAV including over an extended period, impediments to trading, the inability of shareholders to transact business, violation of privacy and other applicable law, regulatory penalties and/or fines, compliance and other costs. The Fund and its shareholders could be negatively impacted as a result. Further, substantial costs may be incurred in order to prevent future cyber incidents.

In addition, because the Fund works closely with third-party service providers (e.g., custodians), cyber security breaches at such third-party service providers or trading counterparties may subject the Fund’s shareholders to the same risks associated with direct cyber security breaches. Further, cyber security breaches at an issuer of securities in which the Fund invests may similarly negatively impact the Fund’s shareholders because of a decrease in the value of these securities. These incidents could result in adverse consequences for such issuers, and may cause the Fund’s investment in such securities to lose value. For example, a cyber incident involving an issuer may include the theft, destruction or misappropriation of financial assets, intellectual property or other sensitive information belonging to the issuer or their customers (i.e., identity theft or other privacy breaches). As a result, the issuer may experience the types of adverse consequences summarized above, among others (such as loss of revenue), despite having implemented preventative and other measures reasonably designed to protect from and/or defend against the risks or adverse effects associated with cyber incidents.

The use of cloud-based service providers and the integration of artificial intelligence in systems and operations could heighten or change these risks. In addition, work-from-home arrangements by the Fund, the Manager or their service providers could increase all of the above risks, create additional data and information accessibility concerns, and make the Fund, the Manager or their service providers susceptible to operational disruptions, any of which could adversely impact their operations.

While the Fund has established risk management systems and business continuity policies designed to reduce the risks associated with cyber security breaches and other operational disruptions, there can be no assurances that such measures will be successful particularly since the Fund does not control the cyber security and operational systems of issuers or third-party service providers, and certain security breaches may not be detected. The Fund and its service providers, as well as exchanges and market participants through or with which the Fund trades and other infrastructures on which the Fund or its service providers rely, are also subject to the risks associated with technological and operational disruptions or failures arising from, for example, processing errors and human errors, inadequate or failed internal or external processes, failures in systems and technology, errors in algorithms used with respect to the Fund, changes in personnel and errors caused by third parties or trading counterparties. In addition, there are inherent limitations to these plans and systems, and certain risks may not yet be identified and new risks may emerge in the future. The Fund and its shareholders could be negatively impacted as a result of any security breaches or operational disruptions and may bear certain costs tied to such events.

MANAGEMENT OF THE FUND

TRUSTEES AND OFFICERS

The Trustees and officers of the Fund are listed below. The Board oversees the Fund, the Manager, and the Subadvisor and elects the officers of the Fund who are responsible for the day-to-day operations of the Fund. Information pertaining to the Trustees and officers is set forth below. Each Trustee serves until his or her successor is elected and qualified or until his or her resignation, death or removal. Under the Retirement Policy, unless an exception is made, a Trustee must tender his or her resignation by the end of the calendar year during which he or she reaches the age of 75. Officers are elected annually by the Board. The business address of each Trustee and officer listed below is 51 Madison Avenue, New York, New York 10010. A majority of the Trustees are not “interested persons” (as defined by the 1940 Act and rules adopted by the SEC thereunder) of the Fund (“Independent Trustees”).

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Name and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex[1] Overseen By Trustee (s)	Other Directorships Held by Trustee During Past Five Years
Interested Trustee
Naïm Abou-Jaoudé[2] 1966	Trustee	Since Inception	Chief Executive Officer of New York Life Investment Management LLC (since 2023). Chief Executive Officer of Candriam (an affiliate of New York Life Investment Management LLC) (2007 to 2023).	86

New York Life Investments Funds: Trustee since 2023 (11 Funds);

New York Life Investments Funds Trust: Trustee since 2023 (39 Funds)

New York Life Investments VP Funds Trust: Trustee since 2023 (33 Portfolios);

NYLI MacKay DefinedTerm Muni Opportunities Fund: Trustee since 2023;

NYLI CBRE Global Infrastructure Megatrends Term Fund: Trustee since 2023; and

New York Life Investment Management International (Chair) since 2015

Independent Trustees
David H. Chow 1957	Trustee	Since Inception	Founder and CEO, DanCourt Management, LLC (since 1999).	86

New York Life Investments Funds: Trustee since 2016, (11 Funds);

New York Life Investments Funds Trust: Trustee since 2016, (39 Funds);

New York Life Investments VP Funds Trust: Trustee since 2016; (33 Portfolios);

NYLI MacKay DefinedTerm Muni Opportunities Fund: Trustee since 2016;

NYLI CBRE Global Infrastructure Megatrends Term Fund: Trustee since 2021;

VanEck Vectors Group of Exchange-Traded Funds: Trustee since 2006 and Independent Chairman of the Board of Trustees (2008 to 2022) (57 portfolios); and

Berea College of Kentucky: Trustee (2009 to 2014); Chair of the Investment Committee (2018 to 2024)

1 The “Fund Complex” consists of the Fund, NYLI CBRE Global Infrastructure Megatrends Term Fund, NYLI DefinedTerm Muni Opportunities Fund and series of New York Life Investments Funds, New York Life Investments Funds Trust and New York Life Investments VP Funds Trust (“New York Life Investments Group of Funds”).

2 Mr. Abou-Jaoudé is considered to be an “interested person” of the Fund within the meaning of the 1940 Act because of his affiliation with New York Life Investment Management LLC and Candriam, as described in detail above in the column entitled “Principal Occupation(s) During Past Five Years.”

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Name and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex[1] Overseen By Trustee (s)	Other Directorships Held by Trustee During Past Five Years
Karen Hammond 1956	Trustee	Since Inception	Retired, Managing Director, Devonshire Investors (2007 to 2013); Senior Vice President, Fidelity Management & Research Co. (2005 to 2007); Senior Vice President and Corporate Treasurer, FMR Corp. (2003 to 2005); Chief Operating Officer, Fidelity Investments Japan (2001 to 2003).	86

New York Life Investments Funds: Trustee since December 2021, Advisory Board Member (June 2021 to December 2021) (11 Funds);

New York Life Investments Funds Trust: Trustee since December 2021, Advisory Board Member (June 2021 to December 2021) (39 Funds); New York Life Investments VP Funds Trust: Trustee since December 2021, Advisory Board Member (June 2021 to December 2021); (33 Portfolios);

NYLI MacKay DefinedTerm Muni Opportunities Fund: Trustee since December 2021, Advisory Board Member (June 2021 to December 2021);

NYLI CBRE Global Infrastructure Megatrends Term Fund: Trustee since December 2021, Advisory Board Member (June 2021 to December 2021);

Two Harbors Investment Corp: Director since 2018; Rhode Island State Investment Commission: Member since 2017; and

Blue Cross Blue Shield of Rhode Island: Director since 2019

Susan B. Kerley 1951	Trustee	Since Inception	President, Strategic Management Advisors LLC (since 1990).	86

New York Life Investments Funds: Chair (2017 to 2024) and Trustee since 2007 (11 Funds);

New York Life Investments Funds Trust: Chair (2017 to 2024) and Trustee since 1990[3] (39 Funds);

New York Life Investments VP Funds Trust: Chair (2017 to 2024) and Trustee since 2007 (33 Portfolios)[4];

NYLI MacKay DefinedTerm Muni Opportunities Fund: Chair (2017 to 2024); and Trustee since 2011;

NYLI CBRE Global Infrastructure Megatrends Term Fund: Chair (2021 to 2024) and Trustee since 2021; and

Legg Mason Partners Funds: Trustee since 1991 (45 portfolios)

3 Includes prior service as a Director/Trustee of certain predecessor entities to New York Life Investments Funds Trust.

4 Includes prior service as a Director of MainStay VP Series Fund, Inc., the predecessor to MainStay VP Funds Trust.

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Name and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex[1] Overseen By Trustee (s)	Other Directorships Held by Trustee During Past Five Years

Alan R. Latshaw 1951	Trustee	Since Inception	Retired; Partner, Ernst & Young LLP (2002 to 2003); Partner, Arthur Andersen LLP (1989 to 2002); Consultant to the New York Life Investments Group of Funds Audit and Compliance Committee (2004 to 2006).	86

New York Life Investments Funds: Trustee since 2006 (11 Funds);

New York Life Investments Funds Trust: Trustee since 2007 (39 Funds)[3] New York Life Investments VP Funds Trust: Trustee since 2007 (33 Portfolios)[4];

NYLI MacKay DefinedTerm Muni Opportunities Fund: Trustee since 2011; and

NYLI CBRE Global Infrastructure Megatrends Term Fund: Trustee since 2021

Jacques P. Perold 1958	Trustee	Since Inception	Founder and Chief Executive Officer, CapShift Advisors LLC (2018 to 2022); President, Fidelity Management & Research Company (2009 to 2014); President and Chief Investment Officer, Geode Capital Management, LLC (2001 to 2009)	86

New York Life Investments Funds: Chairman since January 2025 and Trustee since 2016, (11 Funds);

New York Life Investments Funds Trust: Chairman since January 2025 and Trustee since 2016, (39 Funds) New York Life Investments VP Funds Trust: Chairman since January 2025 and Trustee since 2016, (33 Portfolios);

NYLI MacKay DefinedTerm Muni Opportunities Fund: Chairman since January 2025 and Trustee since 2016; NYLI CBRE Global Infrastructure Megatrends Term Fund: Chairman since January 2025 and Trustee since 2021;

Allstate Corporation: Director since 2015;

MSCI Inc.: Director since 2017; and CapShift Advisors LLC: Chairman since 2022

4 Includes prior service as a Director of MainStay VP Series Fund, Inc., the predecessor to New York Life Investments VP Funds Trust.

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Name and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years	Number of Portfolios in Fund Complex[1] Overseen By Trustee (s)	Other Directorships Held by Trustee During Past Five Years
Richard S. Trutanic 1952	Trustee	Since Inception	Chairman and Chief Executive Officer, Somerset & Company (financial advisory firm) (since 2004); Managing Director, The Carlyle Group (private investment firm) (2002 to 2004); Senior Managing Director, Partner and Board Member, Groupe Arnault S.A. (private investment firm) (1999 to 2002).	86

New York Life Investments Funds: Trustee since 1994 (11 Funds);

New York Life Investments Funds Trust: Trustee since 2007[3] (39 Funds);

New York Life Investments VP Funds Trust: Trustee since 2007 (33 Portfolios)[4]; and

NYLI MacKay DefinedTerm Muni Opportunities Fund: Trustee since 2011; and

NYLI CBRE Global Infrastructure Megatrends Term Fund: Trustee since 2021

In addition to the information provided in the table above, the following is a brief discussion of the specific experience, qualifications, attributes, or skills that support the conclusion, as of the date of this SAI, that each person listed below is qualified to serve as a Trustee of the Fund in light of the Fund’s business and structure. The disclosure below regarding the Trustees is not intended to state or imply that any Trustee has any title, expertise or experience that would impose a higher degree of individual responsibility or obligation on such Trustee, either as compared to the other Trustees of the Fund or to board members of other mutual funds generally.

Mr. Abou-Jaoudé. Mr. Abou-Jaoudé has served as a Trustee of one or more of the registrants of the New York Life Investments Group of Funds since 2023. Previously, Mr. Abou-Jaoudé was the Chief Executive Officer of Candriam (an affiliate of New York Life Investment Management LLC) from 2007 to 2023. Mr. Abou-Jaoudé has also served as Chair of New York Life Investment Management International since 2015. Mr. Abou-Jaoudé has over 30 years of experience in the investment management business.

Mr. Chow. Mr. Chow has served as a Trustee of one or more of the registrants of the New York Life Investments Group of Funds since 2016 and as an Advisory Board Member of one or more of the registrants of the New York Life Investments Group of Funds from June 2015 to December 2015. Mr. Chow has served as the Chairman of the Investment Committee of one or more of the registrants of the New York Life Investments Group of Funds since January 2022. Mr. Chow served as the Chairman of the Risk and Compliance Oversight Committee of one or more of the registrants of the New York Life Investments Group of Funds from 2017-2021. He is founder and CEO of DanCourt Management, LLC, a Registered Investment Advisor since 2012 and a strategy consultancy since 1999. Mr. Chow has over 35 years of experience in capital markets and investments including 15 years as general partner of institutional private equity funds. He has served as a trustee of the VanEck Vectors ETF Trust since 2006 and as Independent Chairman from 2008 to 2022. From 2009 to 2024, he was a trustee of Berea College, serving on the Executive Committee and as the Chairman of the Investment Committee. From 2008 to 2015, he served as a board member and Chairman of the Audit Committee of Forward Management, LLC, an investment management firm specializing in alternative strategies. Mr. Chow served on the Governing Council of the IDC from 2012 to 2020. He has been a CFA® Charterholder since 1989, is a former President, and served on the board, of the CFA Society of Stamford from 2009 to 2017.

Ms. Hammond. Ms. Hammond has served as a Trustee of one or more of the registrants of the New York Life Investments Group of Funds since December 2021 and as an Advisory Board Member of one or more of the registrants of the New York Life Investments Group of Funds from June 2021 to December 2021. Ms. Hammond has served as the Chair of the Contracts Committee of one or more of the registrants of the New York Life Investments Group of Funds since January 2025 and served as the Chair of the Risk and

3 Includes prior service as a Director/Trustee of certain predecessor entities to New York Life Investments Funds Trust.

4 Includes prior service as a Director of MainStay VP Series Fund, Inc., the predecessor to MainStay VP Funds Trust.

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Compliance Oversight Committee of one or more of the registrants of the New York Life Investments Group of Funds from 2021 to 2024. Ms. Hammond serves as an Audit Committee Financial Expert for the New York Life Investments Group of Funds. Ms. Hammond has over 30 years of experience in the investment management industry, spending the majority of her career with Fidelity Investments from 1993 to 2013. Ms. Hammond served as Senior Vice President of Investment Services for Fidelity Management & Research Company from 2005 to 2007 and, most recently, was Managing Director of a private equity group within Fidelity from 2007 until 2013. Ms. Hammond also served as a director of real estate investment trusts beginning in 2014. Since 2017, Ms. Hammond has also been a member of the Rhode Island State Investment Committee. Ms. Hammond has been a CFA® Charterholder since 1987 and also serves as a director for Two Harbors Investment Corp and Blue Cross Blue Shield of Rhode Island.

Ms. Kerley. Ms. Kerley has served as a Trustee or Director of one or more of the registrants of New York Life Investments Group of Funds or a predecessor since 1990, including serving as the Chair of the Risk and Compliance Oversight Committee since January 2025, Chair of the Board from 2017 until 2024 and Chair of the Contracts Committee of one or more of the registrants of the New York Life Investments Group of Funds from 2013 until 2016. Ms. Kerley serves as an Audit Committee Financial Expert for the New York Life Investments Group of Funds. She had previously served as Chair of the Board of one or more of the registrants of the New York Life Investments Group of Funds through 2012. Ms. Kerley also has served as a trustee of another large mutual fund complex since 1991. She has been President of Strategic Management Advisors LLC, an investment consulting firm, since 1990. Ms. Kerley has over 25 years of experience in the investment management industry. She was, until September 2014, a member of the Board of Governors and the Executive Committee of the Investment Company Institute, the national association of U.S. investment companies (“ICI”), and the Chair of the Governing Council of the Independent Directors Council (“IDC”). She served as the Chair of the IDC Task Force on Derivatives in 2008.

Mr. Latshaw. Mr. Latshaw has served as a Trustee or Director of one or more registrants in the New York Life Investments Group of Funds or a predecessor since 2007. Mr. Latshaw serves as an Audit Committee Financial Expert for the New York Life Investments Group of Funds. Prior to becoming a Trustee of the New York Life Investments Group of Funds, Mr. Latshaw served as a consultant to the Audit and Compliance Committee of its Board of Trustees from 2004 through 2006. Mr. Latshaw also served as a trustee of another mutual fund complex from 2005 to 2021. Mr. Latshaw has over 20 years of accounting experience, and has spent the majority of his career focusing on accounting and audit issues related to mutual funds. Mr. Latshaw was a member of the Investment Companies Committee (“ICC”) of the American Institute of Certified Public Accountants, and served as its chairman from 1997-2001. As part of his chairmanship of the ICC, Mr. Latshaw assisted with the development of accounting standards and practices applicable to mutual funds, many of which were the predecessors to generally accepted accounting principles codified by the Financial Accounting Standards Board (“FASB”) in 2009.

Mr. Perold. Mr. Perold has served as a Trustee of one or more of the registrants of the New York Life Investments Group of Funds since 2016 and as an Advisory Board Member of one or more of the registrants of the New York Life Investments Group of Funds from June 2015 to December 2015. Mr. Perold has served as the Chairman of the Board since January 2025 and served as the Chairman of the Contracts Committee of one or more of the registrants of the New York Life Investments Group of Funds from 2018 to 2024. Mr. Perold spent the majority of his career at Fidelity Investments and Geode Capital Management, from 1986 until 2014. Mr. Perold was president of Fidelity Management and Research Co., the investment advisor for Fidelity’s family of mutual funds, a position he held from 2009 until his retirement from Fidelity in 2014. He was, until May of 2014, a member of the Board of Governors and the Executive Committee of the ICI. Mr. Perold has more than 25 years of experience as a senior executive and investment manager of equity and alternative investments for institutional and mutual fund portfolios, with roles in trading, research and portfolio management. Mr. Perold served as a member of the Board of Directors of MSCI Inc. since 2017 and of the Allstate Corporation since December 2015. He also served as a member of Boston University’s Investment Committee from 2008 to 2019 and was a Trustee of the University until 2019. Since 2019, Mr. Perold previously served as a Trustee at Partners in Health. In addition, Mr. Perold has served as the Chief Executive Officer of CapShift Advisors LLC, a SEC-registered investment adviser, and has served as Chairman of the Board since 2022.

Mr. Trutanic. Mr. Trutanic has served as a Trustee or Director of one or more of the registrants of the New York Life Investments Group of Funds or a predecessor since 1994, including serving as the Chairman of the Nominating and Governance Committee of one or more of the registrants of the New York Life Investments Group of Funds since 2017, and previously serving as the Chairman of the Alternative and Closed-End Funds Oversight Committee and as the Chairman of the Brokerage and Expense Committee of New York Life Investments Group of Funds. Currently, Mr. Trutanic is the Chairman and Chief Executive Officer of Somerset & Company, a private investment and advisory firm focused primarily on private equity and alternative investments for institutional clients and high net worth families. He has extensive investment

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management experience with several institutional investment firms, including the management of public and private equity investments, with a particular focus on international and alternative investments.

Board Structure and Leadership

The Board oversees the business and affairs of the Fund as well as key service providers to the Fund, including the services provided to the Fund by the Manager and Subadvisor. The Board holds regularly scheduled meetings on a quarterly basis and other special in person and telephonic meetings on a quarterly and/or an as needed basis. There are seven Trustees, six of whom are considered not to be “interested persons” (as that term is defined in the 1940 Act) of the Fund, the Manager or the Subadvisor (“Independent Trustees”) in accordance with rules adopted by the SEC.

The Board has elected an Independent Trustee to serve as its Chairman. The Chairman is responsible for setting the agendas of all regular and special Board meetings, assists in identifying the information to be presented to the Board with respect to matters to be acted upon by the Board and presides over all Board meetings. In between meetings, the Chairman is responsible for communicating with other Trustees, Fund officers and personnel of the Manager and other service providers as necessary to enable the Board to carry out its primary responsibility of overseeing the Fund and its operations.

As discussed further below, the Board has established various Committees through which the Trustees focus on matters relating to particular aspects of the Fund’s operations, such as valuation of portfolio holdings, investments, risk oversight and compliance, Fund fees and expenses and financial reporting. The Trustees periodically review the effectiveness of the Committee structure and each Committee’s responsibilities and membership.

The Trustees believe that the Board’s leadership and committee structure is appropriate in light of the nature and size of the Fund because, among other things, it fosters strong communication between the Board, its individual members, the Manager and other service providers, allocates responsibilities among the Committees and permits Committee members to focus on particular areas involving the Fund. In addition, the Committees support and promote the Independent Trustees in their oversight of the Fund’s operations and their independent review of proposals made by the Manager.

Risk Oversight

While responsibility for day-to-day risk management relating to the Fund and its operations resides with the Manager, Subadvisor or other service providers (subject to the supervision of the Manager), the Board actively performs a risk oversight function, both directly and through its Committees, as described below. The Board and its Committees exercise this function through regular and special Board and Committee meetings during which the Board and its Committees meet with representatives of the Manager, the Subadvisor and other key service providers. In addition, the Board has established a Risk and Compliance Oversight Committee that has the responsibility of coordinating the Board’s oversight of the implementation of the risk management and compliance programs of, and related to, the Fund. The Audit Committee also meets regularly with the Fund’s independent registered public accounting firm and Principal Financial and Accounting Officer to discuss internal controls and financial reporting matters, among other things. Senior management of the Manager and senior officers of the Fund regularly report to the Board and the Committees on a variety of risk areas relating to the Fund, including, but not limited to, investment/portfolio risks (e.g., performance, compliance, counterparty, credit, liquidity and valuation risks) and operational/enterprise risks (e.g., financial, reputational, compliance, litigation, personnel and business continuity risks), as well as more general business risks. The Board reviews and considers, on an ongoing basis, these reports as well as reports on the Fund’s performance, operations and investment practices. The Board also conducts reviews of the Manager in its role in managing the Fund’s operations. In addition, the Board has engaged independent counsel to the Independent Trustees and consults with such counsel both during and between meetings of the Board and the Committees.

The Board and the Risk and Compliance Oversight Committee also meet regularly with the Fund’s Chief Compliance Officer (“CCO”), who reports directly to the Board. The CCO has responsibility for, among other things, testing the compliance procedures of the Fund and its service providers. The CCO regularly discusses issues

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related to compliance and provides a quarterly report to the Board regarding the Fund’s compliance program. In order to maintain a robust risk management and compliance program for the Fund, the Board and the Risk and Compliance Oversight Committee also regularly review and consider for approval, as necessary, the Fund’s compliance policies and procedures and updates to these procedures, as well as review and consider for approval the compliance policies and procedures of certain of the Fund’s service providers to the extent that those policies and procedures relate to the operations of the Fund. In addition to the meetings with various parties to oversee the risk management of the Fund, the Board and its Committees also receive regular written reports from these and other parties which assist the Board and the Committees in exercising their risk oversight function.

The Board also benefits from other risk management resources and functions within the Manager’s organization, such as the Manager’s risk management personnel and the internal auditor of the Manager’s parent company. For example, the Board and the Risk and Compliance Oversight Committee meet periodically with the Manager’s risk management personnel, including the Manager’s Chief Risk Officer (“CRO”). The CRO is responsible for overseeing the measurement and monitoring of operational risks across the Manager’s enterprise. In addition, the Board benefits from the work of the Manager’s Risk Management Committee, which is comprised of senior personnel of the Manager and seeks to identify and address material risks within the Manager’s businesses across its multi-boutique structure. The Board recognizes that it is not possible to identify all of the risks that may affect the Fund or to develop processes and controls to mitigate or eliminate all risks and their possible effects, and that it may be necessary to bear certain risks (such as investment risks) to achieve the Fund’s investment objective. The Board may, at any time and in its discretion, change the manner in which it conducts risk oversight.

Name and Year of Birth	Position(s) Held with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past Five Years
Officers of the Fund (Who are Not Trustees[1]

Kirk C. Lehneis 1974	President	Since Inception	Chief Operating Officer and Senior Managing Director (since 2016), New York Life Investment Management LLC and New York Life Investment Management Holdings LLC; Member of the Board of Managers (since 2017) and Senior Managing Director (since 2018), NYLIFE Distributors LLC; Chairman of the Board and Senior Managing Director, NYLIM Service Company LLC (since 2017); Trustee, President and Principal Executive Officer of New York Life Investments ETF Trust and New York Life Investments Active ETF Trust (since 2018); President, NYLI CBRE Global Infrastructure Megatrends Term Fund (since 2021), NYLI MacKay DefinedTerm Muni Opportunities Fund, New York Life Investments Funds, New York Life Investments Fund Trust, New York Life Investments VP Funds Trust (since 2017); Senior Managing Director, Global Product Development (2015 to 2016); Managing Director, Product Development (2010 to 2015), New York Life Investment Management LLC.

1 The Officers listed above are considered to be “interested persons” of the New York Life Investments Group of Funds within the meaning of the 1940 Act because of their affiliation with the New York Life Investments Group of Funds, New York Life Insurance Company and/or its affiliates, including New York Life Investment Management LLC and/or NYLIFE Distributors LLC, as described in detail in the column captioned “Principal Occupation(s) During Past Five Years.” Officers are elected annually by the Board.

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Jack R. Benintende 1964	Treasurer and Principal Financial and Accounting Officer	Since Inception	Managing Director, New York Life Investment Management LLC (since 2007); Treasurer and Principal Financial and Accounting Officer, NYLI CBRE Global Infrastructure Megatrends Term Fund (since 2021), NYLI MacKay DefinedTerm Muni Opportunities Fund (since 2011), New York Life Investments Funds Trust (since 2009), New York Life Investments Funds and New York Life Investments VP Funds Trust (since 2007)[2]; and Assistant Treasurer, New York Life Investment Management Holdings LLC (2008 to 2012).

J. Kevin Gao 1967	Secretary and Chief Legal Officer	Since Inception	Managing Director and Associate General Counsel, New York Life Investment Management LLC (since 2010); Secretary and Chief Legal Officer, NYLI CBRE Global Infrastructure Megatrends Term Fund (since 2021), NYLI MacKay DefinedTerm Muni Opportunities Fund (since 2011), New York Life Investments Funds, New York Life Investments Funds Trust and New York Life Investments VP Funds Trust (since 2010).[2]

Kevin M. Gleason 1967	Vice President and Chief Compliance Officer	Since Inception

Vice President and Chief Compliance Officer, New York Life Investments ETF Trust and New York Life Investments Active ETF Trust (since 2022); Vice President and Chief Compliance Officer, NYLI CBRE Global Infrastructure Megatrends Term Fund, NYLI MacKay DefinedTerm Muni Opportunities Fund, New York Life Investments Funds, New York Life Investments Fund Trust and New York Life Investments VP Funds Trust (since 2022); and Senior Vice President, Voya Investment Management and Chief Compliance Officer, Voya Family of Funds (2012 to 2022)

Scott T. Harrington 1959	Vice President — Administration	Since Inception	Managing Director, New York Life Investment Management LLC (including predecessor advisory organizations) (since 2000); Member of the Board of Directors, New York Life Trust Company (since 2009); Vice President—Administration, NYLI CBRE Global Infrastructure Megatrends Term Fund (since 2021), NYLI MacKay DefinedTerm Muni

2 Includes prior service as an Officer of MainStay VP Series Fund, Inc., the predecessor to New York Life Investments VP Funds Trust.

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Opportunities Fund (since 2011), New York Life Investment Fund Trust (since 2009) New York Life Investments Funds and New York Life Investments VP Funds Trust (since 2005).[2]

Committees of the Board

The Board oversees the Fund, the Manager and the Subadvisor. The committees of the Board include the Audit Committee, the Contracts Committee, the Investment Committee, the Nominating and Governance Committee and the Risk and Compliance Oversight Committee.

Audit Committee. The primary purposes of the Audit Committee are to oversee the Fund’s processes for accounting, auditing, financial reporting and related internal controls and compliance with applicable laws and regulations. The members of the Audit Committee include Alan R. Latshaw (Chairman), Karen Hammond and Susan B. Kerley. The Audit Committee held 10 meetings during the fiscal year ended October 31, 2024.

Contracts Committee. The primary purposes of the Contracts Committee are to assist the Board in overseeing contracts to which the Fund is, or is proposed to be, party to and to ensure that the interests of the Fund and its shareholders are served by the terms of these contracts. The Committee will oversee the process of evaluating new contracts, reviewing existing contracts on a periodic basis and may, at its discretion or at the request of the Board, make recommendations to the Board with respect to any contracts affecting the Fund. The members of the Contracts Committee include Karen Hammond (Chair), David H. Chow, Susan B. Kerley, Alan R. Latshaw, Jacques P. Perold and Richard S. Trutanic. The Contracts Committee held 5 meetings during the fiscal year ended October 31, 2024.

Investment Committee. The primary purposes of the Investment Committee are to assist the Board in overseeing the portfolio management, performance and brokerage practices relating to the Fund and to consider any investment-related proposals that the Manager may make from time to time. The members of the Investment Committee include David H. Chow (Chairman), Karen Hammond, Susan B. Kerley, Alan R. Latshaw, Jacques P. Perold and Richard S. Trutanic. The Investment Committee held 9 meetings during the fiscal year ended October 31, 2024.

Nominating and Governance Committee. The primary purposes of the Nominating and Governance Committee are to: (1) make recommendations to the Board with respect to the effectiveness of the Board in carrying out its responsibilities in governing the Fund and overseeing the management of the Fund; (2) make recommendations to the Board regarding (a) its size, structure and composition; (b) qualifications for Board membership; and (c) compensation for Trustees; (3) identify and recommend qualified individuals for Board membership and for the chairmanship of the Board; (4) make recommendations to the Board with respect to the Board’s committee structure, committee membership and chairmanship; and (5) oversee the self-assessment of the Board, its committees and its members. The members of the Nominating and Governance Committee include Richard S. Trutanic (Chairman), David H. Chow, Karen Hammond, Susan B. Kerley, Alan R. Latshaw and Jacques P. Perold. The Nominating and Governance Committee held 5 meetings during the fiscal year ended October 31, 2024.

The Nominating and Governance Committee has adopted Policies for Consideration of Trustee candidates (the “Candidate Policy”), which are formal policies on the consideration of Trustee candidates, including nominees recommended by shareholders. The Nominating and Governance Committee may solicit suggestions for nominations from any source that it deems appropriate, including independent consultants engaged specifically for such a purpose.

Shareholders or shareholder groups submitting candidates to the Nominating and Governance Committee must show that the candidate satisfies the Nominating and Governance Committee qualifications for submission, at the time of submitting the candidate to the attention of the Fund’s Secretary, who will provide all qualified submissions to the Nominating and Governance Committee. This submission to the Secretary of the Fund must include: (a) contact information for the nominating shareholder or shareholder group; (b) a certification from the nominating shareholder or shareholder group which provides the number of shares for which the person or group has: (i) sole power to vote or direct the vote; (ii) shared power to vote or direct the vote; (iii) sole power to dispose

2 Includes prior service as an Officer of MainStay VP Series Fund, Inc., the predecessor to New York Life Investments VP Funds Trust.

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or direct the disposition of such shares; and (iv) shared power to dispose or direct the disposition of such shares and (v) stating that the shares have been held continuously for at least two years as of the date of the nomination; (c) the candidate’s contact information and the number of applicable Fund shares owned by the candidate; (d) all information regarding the candidate that would be required to be disclosed in solicitations of proxies for elections of directors required by Regulation 14A under the Securities Exchange Act of 1934, as amended (the “1934 Act”); and (e) a notarized letter executed by the candidate, stating his or her intention to serve as a candidate and be named in the Fund’s proxy statement, if so designated by the Nominating and Governance Committee and the Board. It shall be in the Nominating and Governance Committee’s sole discretion whether to seek corrections of a deficient submission or to exclude a candidate from consideration.

Risk and Compliance Oversight Committee. The primary purpose of the Risk and Compliance Oversight Committee is to assist the Board in overseeing the policies, procedures, practices and systems relating to identifying and managing the various risks and compliance matters that are or may be applicable to the Fund. The Risk and Compliance Oversight Committee serves as the primary link between significant areas of risk management and compliance that may affect the Fund, the Manager and Subadvisor and other service providers to the Fund. The Risk and Compliance Oversight Committee also oversees the implementation of the Fund’s proxy voting policies and procedures, the implementation of the Fund’s and New York Life Investments’ valuation procedures and New York Life Investments as valuation designee in the performance of fair value determinations. The Risk and Compliance Oversight Committee shall recognize the risk and compliance oversight roles of other committees of the Board and shall defer to such other committees with respect to compliance or risk oversight matters that relate specifically to the purposes or responsibilities of such other committees.

The Risk and Compliance Oversight Committee shall not assume any day-to-day compliance or risk management functions or activities. The Fund’s Manager, Subadvisor and other service providers (“Fund management”) are responsible for the day-to-day implementation, maintenance, and administration of the compliance policies and procedures of the Fund that are required to be reasonably designed to ensure compliance by the Fund and its primary service providers with applicable federal securities laws. The Fund’s CCO shall oversee Fund management’s execution of its aforementioned compliance responsibilities. Fund management is responsible for the day-to-day implementation, maintenance and administration of policies, procedures, systems and practices designed to identify, monitor and control risks to which the Fund is or may be exposed. The CRO shall oversee Fund management’s execution of its aforementioned risk management responsibilities. The members of the Risk and Compliance Oversight Committee include: Susan B. Kerley (Chair), Karen Hammond, David H. Chow, Alan R. Latshaw, Jacques P. Perold and Richard S. Trutanic. The Risk and Compliance Committee held 7 meetings during the fiscal year ended October 31, 2024.

Ownership of Securities

As of December 31, 2024, the dollar range of equity securities owned by each Trustee in the Fund (including beneficially) and in any registered investment company overseen by the Trustees within the same family of investment companies as the New York Life Investments Group of Funds was as follows:

Interested Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Naïm Abou-Jaoudé	None	None

Independent Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
David H. Chow	None	Over $100,000
Karen Hammond	None	Over $100,000

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Independent Trustee	Dollar Range of Equity Securities in the Fund	Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in Family of Investment Companies
Susan B. Kerley	None	Over $100,000
Alan R. Latshaw	None	Over $100,000
Jacques P. Perold	None	Over $100,000
Richard S. Trutanic	None	Over $100,000

As of December 31, 2024, each Independent Trustee and his or her immediate family members did not beneficially or of record own securities in (1) an investment adviser or principal underwriter of the New York Life Investments Group of Funds or (2) a person (other than a registered investment company) directly or indirectly controlling, controlled by, or under common control with, an investment adviser or principal underwriter of the New York Life Investments Group of Funds.

Compensation

The Independent Trustees receive from the Fund Complex, either directly or indirectly, an annual retainer and a fee for each regularly scheduled Board meeting and associated Committee meetings attended and may receive fees for attending other Board meetings and associated Committee meetings on a case-by-case basis. The Chairman of the Board is paid an additional annual fee. Trustees also are reimbursed for all out-of-pocket expenses related to attendance at Board and Committee meetings. Each fund in the Fund Complex pays a pro-rata share of these fees based on its net assets relative to the other funds in the Fund Complex as of the end of the relevant fiscal year.

The following table shows the compensation paid to each Independent Trustee by the Fund for its fiscal year after commencement of operations and the total compensation paid to each Trustee by the Fund and the Fund Complex during the relevant fiscal year. Each officer and each Trustee who is a director, officer, partner, member or employee of the Manager, or of any entity controlling, controlled by or under common control with the Manager, including any Interested Trustee, serves without any compensation from the Fund.

	Compensation from Fund	Pension or Retirement Benefits Accrued as a Part of Fund Expenses	Annual Benefits Upon Retirement	Total Compensation from Fund and Fund Complex[1]
David H. Chow	$102	None	None	$380,000
Karen Hammond	102	None	None	380,000
Susan B. Kerley	118	None	None	440,000
Alan R. Latshaw	102	None	None	380,000
Jacques P. Perold	103	None	None	380,000
Richard S. Trutanic	102	None	None	380,000

Codes of Ethics

The Fund, New York Life Investments, the Distributor and the Subadvisor have adopted Codes of Ethics pursuant to Rule 17j-1 under the 1940 Act. Each of these Codes of Ethics permits the personnel of their respective organizations to invest in securities for their own accounts, including securities that may be purchased or held by the Fund. A copy of each of the Codes of Ethics is on public file with, and is available from, the SEC.

[1]

Based on the compensation paid for the calendar year ended December 31, 2024 for services to the Fund Complex. Because the funds in the Fund Complex have different fiscal year ends, the amounts shown in this column are presented on a calendar year basis.

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THE MANAGER AND THE SUBADVISOR

Management Agreement

Pursuant to the Management Agreement with the Fund, dated March 11, 2024 (“Management Agreement”), New York Life Investments, subject to the oversight of the Board, and in conformity with the stated policies of the Fund, administers the Fund’s business affairs and has investment advisory responsibilities with respect to the Fund’s portfolio securities. New York Life Investments is an indirect wholly-owned subsidiary of New York Life Insurance Company. New York Life Investments is registered as an investment adviser with the SEC and has provided investment management services since 2000.

The Fund’s Management Agreement remains in effect for two years following its initial effective date and continues in effect thereafter for one-year periods only if such continuance is specifically approved at least annually by the Trustees or by a vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act and the rules thereunder) and, in either case, by a majority of the Independent Trustees.

The Manager has authorized any of its members, managers, officers and employees who have been elected or appointed as Trustees or officers of the Fund to serve in the capacities in which they have been elected or appointed.

The Management Agreement provides that the Manager shall not be liable to the Fund for any error of judgment by the Manager or for any loss sustained by the Fund except in the case of the Manager’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Management Agreement also provides that it shall terminate automatically if assigned and that it may be terminated without penalty by either party upon no more than 60 days’ or less than 30 days’ written notice.

In connection with its administration of the business affairs of the Fund, and except as indicated in the Prospectus or elsewhere in this SAI, the Manager bears the following expenses:

●	the salaries and expenses of all personnel of the Fund and the Manager, except the fees and expenses of Trustees not affiliated with the Manager or the Subadvisor;
●	the CCO’s compensation (a portion of which is reimbursed by the Fund);
●	the fees to be paid to the Subadvisor pursuant to the Subadvisory Agreement or otherwise; and
●	all expenses incurred by the Manager in connection with administering the ordinary course of the Fund’s business, other than those assumed by the Fund, as the case may be.

Expenses Borne by the Fund

Except for the expenses to be paid by the Manager as described in the Prospectus and elsewhere in this SAI, the Fund is responsible under the Management Agreement for the payment of expenses related to the Fund’s operations, including: (1) the fees payable to the Manager or the expenses otherwise incurred by the Fund in connection with the management of the investment of the assets of the Fund; (2) the fees and expenses of the Trustees who are not affiliated with the Manager or Subadvisor; (3) certain fees and expenses of the Fund’s custodian and transfer agent; (4) the charges and expenses of the Fund’s legal counsel and independent accountants; (5) brokers’ commissions and any issue or transfer taxes chargeable to the Fund, in connection with its securities transactions; (6) the fees of any trade association of which the Fund is a member; (7) the cost of share certificates representing shares of the Fund; (8) reimbursement of a portion of the organization expenses of the Fund and the fees and expenses involved in registering and maintaining the registration of the Fund and of its shares with the SEC and registering the Fund as a broker or dealer and qualifying its shares under state securities laws, including the preparation and printing of the Fund’s registration statements and prospectus for such purposes; (9) allocable communications expenses with respect to investor services and all expenses of shareholders’ and Trustees’ meetings and preparing, printing and mailing Prospectuses and reports to shareholders; (10) litigation and indemnification expenses and other extraordinary expenses not incurred in the ordinary course of the Fund’s business; (11) any expenses assumed by the Fund pursuant to its plan of distribution; (12) all taxes and business fees payable by the

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Fund to federal, state or other governmental agencies; (13) costs associated with the pricing of the Fund’s shares; and (14) the cost of fidelity bond and D&O insurance.

In addition, the Fund reimburses the Manager for a portion of the CCO’s compensation.

Subadvisory Agreement

As noted above, the Manager has delegated day-to-day advisory responsibilities for the Fund to the Subadvisor. Pursuant to the Subadvisory Agreement between the Manager and the Subadvisor, and subject to the oversight of the Board and supervision by the Manager in conformity with the stated investment objective, policies and restrictions of the Fund, the Subadvisor provides continuous supervision of the investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention or sale of the securities, cash and other investments contained in the Fund. The Subadvisor performs other portfolio management duties pursuant to the Subadvisory Agreement.

As compensation for services, the Manager, not the Fund, pays the Fund’s Subadvisor an annual fee, computed daily and paid monthly, calculated on the basis of the Fund’s average daily value of the Fund’s Managed Assets during the preceding month at the annual rate of 0.375%.

The Subadvisory Agreement provides that the Subadvisor shall not be liable to the Fund for any error of judgment by the Subadvisor or for any loss sustained by the Fund except in the case of the Subadvisor’s willful misfeasance, bad faith, gross negligence or reckless disregard of duty. The Subadvisory Agreement also provides that it shall terminate automatically if assigned and that it may be terminated without penalty by either party upon 60 days or less written notice.

Management Fee

For the fiscal period March 25, 2024, through October 31, 2024, the amount of management fee paid by the Fund to the Manager was $248,983.

New York Life Investments has contractually agreed to waive fees and/or reimburse expenses so that the Total Annual Operating Expenses (excluding taxes, interest, litigation, extraordinary expenses, brokerage and other transaction expenses relating to the purchase or sale of portfolio investments and acquired (underlying) fund fees and expenses) do not exceed the following percentages of average daily net assets: Class I, 1.05%; Class A1, 1.55% Class A2, 1.55% and Class A3, 1.80%. This agreement will remain in effect until February 28, 2026, and shall renew automatically for one-year terms unless New York Life Investments provides written notice of termination prior to the next term or upon approval of the Board.

For the fiscal period March 25, 2024, through October 31, 2024, the amount of fees waived or reimbursed by New York Life Investments was $421,022.

Subadvisory Fee

For the fiscal period March 25, 2024, through October 31, 2024, the amount of subadvisory fee paid by the Fund to the Subadvisor was $0.

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PORTFOLIO MANAGERS

The Fund’s portfolio managers also have responsibility for the day-to-day management of accounts other than the Fund. Information regarding these other accounts, as of December 31, 2024, is set forth below.

Number of Other Accounts Managed and Assets by Account Type				Number of Accounts and Assets For Which the Advisory Fee is Based on Performance
Portfolio Manager	Registered Investment Company	Other Pooled Investment Vehicles	Other Accounts	Registered Investment Companies	Other Pooled Investment Vehicles	Other Accounts
John Loffredo	13 RICs $28,627,918,212	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019
Robert DiMella	20 RICs $39,400,208,291	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019
Mike Petty	16 RICs $31,973,004,803	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019
Michael Denlinger	21 RICs $30,146,682,239	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019
Mike Perilli	9 RICs $17,616,255,098	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019
John Lawlor	16 RICs $21,159,815,277	7 Accounts $10,404,236,565	91 Accounts $26,849,831,009	0 RICs $0	2 Accounts $839,151,894	1 Account $571,550,019

Portfolio Manager Compensation Structure

Salaries are set by reference to a range of factors, taking into account each individual’s seniority and responsibilities and the market rate of pay for the relevant position. Annual salaries are set at competitive levels to attract and maintain the best professional talent. Variable or incentive compensation, both cash bonus and deferred awards, are a significant component of total compensation for portfolio managers at MacKay Shields. Incentive compensation received by portfolio managers is generally based on both quantitative and qualitative factors. The quantitative factors include, but are not limited to: (i) investment performance; (ii) assets under management; (iii) revenues and profitability; and (iv) industry benchmarks. The qualitative factors may include, among others: leadership, adherence to the firm’s policies and procedures, and contribution to the firm’s goals and objectives.

MacKay Shields maintains a phantom equity plan for those employees who qualify whereby awards vest and pay out after several years, to attract, retain, motivate and reward key personnel. Portfolio managers that participate in the phantom equity plan share in the results and success of the firm as the value of award tracks the operating revenue and operating profit of MacKay Shields. This approach helps to instill a strong sense of commitment towards the overall success of the firm.

MacKay Shields maintains an employee benefit program, including health and non-health insurance and a 401(k) defined contribution plan for all of its employees regardless of their job title, responsibilities or seniority.

Securities Ownership by Portfolio Managers

The following table discloses the dollar range of equity securities beneficially owned by the portfolio managers of the Fund. The information is as of October 31, 2024.

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund

John Loffredo	None

Robert DiMella	None

Mike Petty	None

Michael Denlinger	None

Mike Perilli	None

John Lawlor	None

Potential Portfolio Manager Conflicts

MacKay Shields does not favor the interest of one client over another and it has adopted a Trade Allocation Policy designed so that all client accounts will be treated fairly and no one client account will receive, over time, preferential treatment over another.

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We maintain investment teams with their own distinct investment process that operate independent of each other when making portfolio management decisions. Certain investment teams consist of Portfolio Managers, Research Analysts, and Traders, while certain other investment teams share Research Analysts and/or Traders. MacKay Shields’ investment teams may compete with each other for the same investment opportunities and/or take contrary positions. At times, two or more of MacKay Shields’ investment teams may jointly manage the assets of a single client portfolio (“Crossover Mandate”). In such instances, the asset allocation decisions will be discussed amongst the various investment teams, but the day-to-day investment decision-making process will typically be made independently by each team for the portion of the Crossover Mandate that team is responsible for managing. Orders within an investment team will typically be aggregated or bunched to reduce the costs of the transactions. Orders are typically not aggregated across investment teams even though there may be orders by separate investment teams to execute the same instrument on the same trading day; provided, however, that orders for the same instrument are typically aggregated across investment teams that are supported by a shared trading desk.

MacKay Shields’ clients have held, and it is expected that in the future they will at times hold, different segments of the capital structure of the same issuer that have different priorities. These investments create conflicts of interest, particularly because MacKay Shields can take certain actions for clients that can have an adverse effect on other clients. For example, certain MacKay Shields clients may hold instruments that are senior or subordinated relative to instruments of the same issuer held by other clients, and any action that the portfolio managers were to take on behalf of the issuer’s senior instrument, for instance, could have an adverse effect on the issuer’s junior instrument held by other clients, and vice versa, particularly in distressed or default situations. To the extent MacKay Shields or any of its employees were to serve on a formal or informal creditor or similar committee on behalf of a client, such conflicts of interest may be exacerbated.

MacKay Shields engages in transactions and investment strategies for certain clients that differ from the transactions and strategies executed on behalf of other clients, including clients that have retained the services of the same investment team. MacKay Shields may make investments for certain clients that they conclude are inappropriate for other clients. For instance, clients within one investment strategy may take short positions in the debt or equity instruments of certain issuers, while at the same time those instruments or other instruments of that issuer are acquired or held long by clients in another investment strategy, or within the same strategy, and vice versa.

Additionally, MacKay Shields’ investment strategies are available through a variety of investment products, including, without limitation, separately managed accounts, private funds, mutual funds and ETFs. Given the different structures of these products, certain clients are subject to terms and conditions that are materially different or more advantageous than available under different products. For example, mutual funds offer investors the ability to redeem from the fund daily, while private funds offer less frequent liquidity. Similarly a client with a separately managed account may have more transparency regarding the positions held in its account than would be available to an investor in a collective investment vehicle. Further, separately managed account clients have the ability to terminate their investment management agreement with little or no notice (subject to the terms of the investment advisory agreement or similar agreement).

As a result of these differing liquidity and other terms, MacKay Shields may acquire and/or dispose of investments for a client either prior to or subsequent to the acquisition and/or disposition of the same or similar securities held by another client. In certain circumstances, purchases or sales of securities by one client could adversely affect the value of the same securities held in another client’s portfolio. In addition, MacKay Shields has caused, and expects in the future to cause, certain clients to invest in opportunities with different levels of concentration or on different terms than that to which other clients invest in the same securities. These differences in terms and concentration could lead to different investment outcomes among clients investing in the same securities. MacKay Shields seeks to tailor its investment advisory services to meet each client’s investment objective, constraints and investment guidelines and MacKay Shields’ judgments with respect to a particular client will at times differ from its judgments for other clients, even when such clients pursue similar investment strategies.

MacKay Shields permits its personnel, including portfolio managers and other investment personnel, to engage in personal securities transactions, including buying or selling securities that it has recommended to, or purchased or sold on behalf of, clients. These transactions raise potential conflicts of interest, including when they involve securities owned or considered for purchase or sale by or on behalf of a client account. MacKay Shields has

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adopted a Code of Ethics to assist and guide the portfolio managers and other investment personnel when faced with a conflict. MacKay Shields’ services to each client are not exclusive. The nature of managing accounts for multiple clients creates a conflict of interest with regard to time available to serve clients. MacKay Shields and its portfolio managers will devote as much of their time to the activities of each client as they deem necessary and appropriate. Although MacKay Shields strives to identify and mitigate all conflicts of interest, and seeks to treat its clients in a fair and reasonable manner consistent with its fiduciary duties, there may be times when conflicts of interest are not resolved in a manner favorable to a specific client.

Additional material conflicts of interest are presented within Part 2A of MacKay Shields’ Form ADV.

PORTFOLIO TRANSACTIONS AND BROKERAGE

Purchases and sales of securities on a securities exchange are effected by brokers, and the Fund pays a brokerage commission for this service. In transactions on stock exchanges in the United States, these commissions are negotiated, whereas on many foreign stock exchanges these commissions are fixed. In the OTC markets, securities (i.e., municipal bonds, other debt securities and some equity securities) are generally traded on a “net” basis with dealers acting as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. Transactions in certain OTC securities also may be effected on an agency basis, when the total price paid (including commission) is equal to or better than the best total prices available from other sources. In underwritten offerings, securities are usually purchased at a fixed price that includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid.

In effecting purchases and sales of portfolio securities for the account of the Fund, the Manager or Subadvisor will seek the best execution of the Fund’s orders. The Board has adopted policies and procedures that govern the selection of broker/dealers to effect securities transactions on behalf of the Fund. Under these policies and procedures, the Manager or Subadvisor must consider not only the commission rate, spread or other compensation paid, but the price at which the transaction is executed, bearing in mind that it may be in the Fund’s best interests to pay a higher commission, spread or other compensation in order to receive better execution. The Manager or Subadvisor may consider other factors, including the broker’s integrity, specialized expertise, speed, ability or efficiency, research or other services. The Manager or Subadvisor may not consider a broker’s promotional or sales efforts on behalf of the Fund as part of the broker selection process for executing the Fund transactions. Furthermore, neither the Fund nor the Manager may enter into agreements under which the Fund directs brokerage transactions (or revenue generated from those transactions) to a broker to pay for distribution of Fund shares.

Currently, New York Life Investments is affiliated with two broker/dealers, NYLIFE Securities LLC and NYLIFE Distributors LLC (each an “Affiliated Broker” and collectively, the “Affiliated Brokers”), neither of which have institutional capacity to underwrite securities that would be purchased by, or effect portfolio transactions for, the New York Life Investments Group of Funds.

As permitted by Section 28(e) of the 1934 Act, the Manager or the Subadvisor may, subject to the restrictions of Markets in Financial Instruments Directive (“MiFID II”) as described below, cause the Fund to pay a broker/dealer, except the Affiliated Brokers, that provides brokerage and research services to the Manager or Subadvisor an amount of commission for effecting a securities transaction for the Fund in excess of the amount other broker/dealers would have charged for the transaction if the Manager or the Subadvisor determines in good faith that the greater commission is reasonable in relation to the value of the brokerage and research services provided by the executing broker/dealer viewed in terms of either a particular transaction or the Manager’s or the Subadvisor’s overall responsibilities to the Fund or to its other clients. The term “brokerage and research services” includes advice as to the value of securities, the advisability of investing in, purchasing, or selling securities and the availability of securities or of purchasers or sellers of securities; furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts; and effecting securities transactions and performing functions incidental thereto such as clearance and settlement.

Under MiFID II, investment managers in the EU providing portfolio management services or investment advice on an independent basis will no longer be able to use soft dollars to pay for research as they must now

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unbundle payments for research from payments for trade execution to pay for research from brokers. As part of their portfolio management or independent investment advice activities, investment managers in the EU will be required to either pay for research out of their own profit or agree with clients to have research costs paid by clients through research payment accounts that are funded out of execution commissions or by a specific client research charge.

Although commissions paid on every transaction will, in the judgment of the Manager or the Subadvisor, be reasonable in relation to the value of the brokerage services provided, commissions exceeding those that another broker might charge may be paid to broker/dealers, except the Affiliated Brokers, who were selected to execute transactions on behalf of the Fund and the Manager’s or the Subadvisor’s other clients in part for providing advice as to the availability of securities or of purchasers or sellers of securities and services in effecting securities transactions and performing functions incidental thereto such as clearance and settlement.

Broker/dealers may be willing to furnish statistical, research and other factual information or services (“Research”) to the Manager or the Subadvisor for no consideration other than brokerage or underwriting commissions. Research provided by brokers is used for the benefit of all of the Manager’s or the Subadvisor’s clients and not solely or necessarily for the benefit of the Fund. The Manager’s or the Subadvisor’s investment management personnel attempt to evaluate the quality of Research provided by brokers. Results of this effort are sometimes used by the Manager or the Subadvisor as a consideration in the selection of brokers to execute portfolio transactions. The Fund may participate in commission recapture programs with certain brokers selected by the Manager. Under these programs, the Fund may select a broker or dealer to effect transactions for the Fund whereby the broker or dealer uses a negotiated portion of the commissions earned on such brokerage transactions to pay bona fide operating expenses of the Fund. Such expenses may include fees paid directly to the broker or dealer, to an affiliate of the broker or dealer, or to other service providers, for transfer agency, sub-transfer agency, recordkeeping, or shareholder services or other bona fide services of the Fund.

In certain instances, there may be securities that are suitable for the Fund’s portfolio as well as for that of another New York Life Investments Fund or one or more of the other clients of the Manager or the Subadvisor. Investment decisions for the Fund and for the Manager’s or the Subadvisor’s other clients are made independently from those of the other accounts and investment companies that may be managed by the Manager or the Subadvisor with a view to achieving their respective investment objectives. It may develop that a particular security is bought or sold for only one client even though it might be held by, or bought or sold for, other clients. Likewise, a particular security may be bought for one or more clients when one or more other clients are selling that same security. Some simultaneous transactions are inevitable when several clients receive investment advice from the same investment adviser, particularly when the same security is suitable for the investment objectives of more than one client. When two or more clients are simultaneously engaged in the purchase or sale of the same security, the securities are allocated among clients in a manner believed to be equitable to each. It is recognized that in some cases this system could have a detrimental effect on the price or volume of the security in a particular transaction as far as the Fund is concerned. The Manager and Subadvisor believe that over time the Fund’s ability to participate in volume transactions will produce better executions for the Fund.

The Management fees paid by the Fund to the Manager and the Subadvisory fees that the Manager pays on behalf of the Fund to the Subadvisor will not be reduced as a consequence of the Manager’s or the Subadvisor’s receipt of brokerage and research services. To the extent the Fund’s transactions are used to obtain such services, the brokerage commissions paid by the Fund will exceed those that might otherwise be paid, by an amount that cannot be clearly determined. Such services would be useful and of value to the Manager and the Subadvisor in serving both the Fund and other clients and, conversely, such services obtained by the placement of brokerage business of other clients would be useful to the Manager and the Subadvisor in carrying out their obligations to the Fund.

Brokerage Commissions

For the fiscal period March 25, 2024, through October 31, 2024, there were no brokerage commissions paid by the Fund.

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PROXY VOTING POLICIES AND PROCEDURES

It is the policy of the Fund that proxies received by the Fund are voted in the best interests of the Fund’s shareholders. The Board has adopted Proxy Voting Policies and Procedures for the Fund that delegate responsibility for voting proxies received relating to the Fund’s portfolio securities to New York Life Investments, subject to the oversight of the Board. The Manager has adopted its own Proxy Voting Policies and Procedures in order to assure that proxies voted on behalf of the Fund are voted in the best interests of the Fund and its shareholders. The Manager may delegate proxy voting authority to the Subadvisor; provided that, as specified in the Manager’s Proxy Voting Policies and Procedures, the Subadvisor either (1) follows the Manager’s Proxy Voting Policy and the Fund’s Procedures; or (2) has demonstrated that its proxy voting policies and procedures are consistent with the Manager’s Proxy Voting Policies and Procedures or are otherwise implemented in the best interests of the Manager’s clients and appear to comply with governing regulations. The Fund may revoke all or part of this delegation (to the Manager and/or Subadvisor as applicable) at any time by a vote of the Board. In voting proxies, the Manager and Subadvisor may take into account long-term economic value in evaluating issues relating to items such as corporate governance, including structures and practices, accountability and transparency, the nature of long-term business plans, including sustainability polices and practices to address environmental and social factors that are likely to have an impact on shareholder value, and other non-financial measures of corporate performance.

Conflicts of Interest. When a proxy presents a conflict of interest, such as when the Manager has actual knowledge of a material business arrangement between a particular proxy issuer or closely affiliated entity and the Manager or an affiliated entity of the Manager, both the Fund’s and the Manager’s proxy voting policies and procedures mandate that the Manager follow an alternative voting procedure rather than voting proxies in its sole discretion. In these cases, the Manager may: (1) cause the proxies to be voted in accordance with the recommendations of an independent service provider; (2) notify the Fund’s Board or a designated committee of the Manager, or a representative of either of the conflict of interest and seek a waiver of the conflict to permit the Manager to vote the proxies as it deems appropriate and in the best interest of Fund shareholders, under its usual policy; or (3) forward the proxies to the Fund’s Board, or a designated committee of the Manager, so that the Board or the committee may vote the proxies itself. In the case of proxies received in connection with a fund of funds structure, whereby the Manager, on behalf of the Fund, receives proxies in its capacity as a shareholder in an Affiliated Underlying Fund, the Manager may vote in accordance with its predetermined or custom voting guidelines, if applicable. If there is no relevant predetermined guideline, the Manager will vote in accordance with the recommendation of its independent service provider, Institutional Shareholder Services Inc. (“ISS”). If ISS does not provide a recommendation, the Manager then may address the conflict by “echoing” or “mirroring” the vote of the other shareholders in the Affiliated Underlying Fund.

As part of their delegation of proxy voting responsibility to the Manager, the Fund also delegated to the Manager responsibility for resolving conflicts of interest based on the use of acceptable alternative voting procedures, as described above. If the Manager chooses to override a voting recommendation made by ISS, the Manager’s compliance department will review the override prior to voting to determine the existence of any potential conflicts of interest. If the compliance department determines a material conflict may exist, the issue is referred to the Manager’s Proxy Voting Committee who will consider the facts and circumstances and determine whether to allow the override or take other action, such as the alternative voting procedures just mentioned.

Manager’s Proxy Voting Guidelines. The Manager has selected ISS to assist it in researching and voting proxies. ISS provides research and analytical services, operational implementation and recordkeeping and reporting services to research each proxy and provide a recommendation to the Manager as to how to vote on each issue.

The Manager has adopted ISS’s Sustainability proxy voting guidelines with respect to recurring issues (“Guidelines”). These Guidelines are reviewed at least annually by the Manager’s Proxy Voting Committee and revised when the Proxy Voting Committee determines that a change is appropriate. These Guidelines are meant to convey the Manager’s general approach to voting decisions on certain issues. Nevertheless, the Manager’s portfolio managers maintain responsibility for reviewing all proxies individually and making final decisions based on the merits of each case.

The Fund’s portfolio managers (or other designated personnel) have the responsibility to accept or reject any ISS proxy voting recommendation (“Recommendation”). The Manager will memorialize the basis for any decision to override a Recommendation, to abstain from voting, and to resolve any conflicts. In addition, the

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Manager may choose not to vote a proxy if for example, the cost of voting outweighs the possible benefit; if the vote would have an indeterminable or insignificant effect on the client’s economic interests or the value of the portfolio holding; or if a jurisdiction imposes share blocking restrictions which prevent the Manager from exercising its voting authority.

The Guidelines have been developed by ISS and are consistent with the objectives of sustainability minded investors and fiduciaries. On matters of ESG import, ISS’s Sustainability Policy seeks to promote support for recognized global governing bodies promoting sustainable business practices advocating for stewardship of environment, fair labor practices, non-discrimination and the protection of human rights. Generally, ISS’s Sustainability Policy will take as its frame of reference internationally recognized sustainability-related initiatives such as the United Nations Environment Programme Finance Initiative (UNEP FI), United Nations Principles for Responsible Investment (UNPRI), United Nations Global Compact, Global Reporting Initiative (GRI), Carbon Principles, International Labour Organization Conventions (ILO), CERES Roadmap for Sustainability, Global Sullivan Principles, MacBride Principles and environmental and social European Union Directives. Each of these efforts promote a fair, unified and productive reporting and compliance environment which advances positive corporate ESG actions that promote practices that present new opportunities or that mitigate related financial and reputational risks.

On matters of corporate governance, executive compensation and corporate structure, the Guidelines are based on a commitment to create and preserve economic value and to advance principles of good corporate governance.

Guidelines Examples

The following examples illustrate the Guidelines with respect to certain typical proxy votes. This summary is not an exhaustive list of all the issues that may arise or of all matters addressed in the Guidelines, and whether the Manager supports or opposes a proposal will depend upon the specific facts and circumstances described in the proxy statement and other available information. To the extent a Subadvisor, to which the Manager has delegated proxy-voting authority, utilizes ISS, these Guidelines apply to the Subadvisor unless specified otherwise for a particular Subadvisor.

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Board of Directors. The Manager/Subadvisor will vote on director nominees in an uncontested election on a case-by-case basis, examining such factors as the composition of the board and key board committees, attendance at board meetings, generally voting against or withholding votes for individual directors who attend less than 75% of board and committee meetings without an acceptable reason, corporate governance provisions and takeover activity. Also, the Manager/Subadvisor will withhold votes from overboarded CEO directors, defined as serving on more than three boards (including their own). Also, the Manager will withhold votes from directors who sit on more than six public company boards. In a contested election of directors, the Manager/Subadvisor will evaluate the nominees based on such factors as the long-term financial performance of the target company relative to its industry; management’s track record; background to the proxy contest; qualifications of director nominees (both slates) the likelihood that the proposed objectives and goals can be met; and stock ownership positions. The Manager/Subadvisor generally supports proposals to fix the board size or designate a range for the board size. However, the Manager/Subadvisor will vote against management ability to alter the size of a specified range without shareholder approval. In addition, the Manager/Subadvisor supports proposals to repeal classified boards or elect all directors annually. The Manager/Subadvisor also supports proposals seeking that a majority or more of the board be independent. The Manager/Subadvisor generally votes against shareholder proposals to impose a mandatory retirement age for outside directors. The Manager/Subadvisor will vote against or withhold votes from Compensation Committee members if the company has poor compensation practices.

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Anti-takeover Defenses and Voting Related Issues. The Manager/Subadvisor generally evaluates advance notice proposals on a case-by-case basis, supporting proposals that allow shareholders to submit proposals as close to the meeting date as reasonably possible and within the broadest window possible. The Manager/Subadvisor generally supports shareholder proposals that ask a company to submit its poison pill for shareholder ratification; proposals to allow or make easier shareholder action by written consent; and proposals to lower supermajority vote requirements. The Manager/Subadvisor generally votes against proposals to restrict or prohibit shareholder ability to call special shareholder meetings and proposals giving the board exclusive authority to amend the bylaws.

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Capital Structure. Generally, votes on proposals to increase the number of shares of common stock authorized for issuance are determined on a case-by-case basis using a model developed by ISS. The Manager/Subadvisor will generally vote for proposals to create a new class of nonvoting or subvoting common stock if it is intended for financing purposes with minimal or no dilution to current shareholders and if it is not designed to preserve the voting power of an insider or significant shareholder. The Manager/Subadvisor will generally vote for proposals to approve increases beyond the allowable increase when a company’s shares are in danger of being delisted or if a company’s ability to continue to operate as a going certain is uncertain. The Manager/Subadvisor will generally vote against proposals authorizing the creation of new classes of preferred stock with unspecified voting, conversion, dividend distribution, and other rights, when no shares have been issued or reserved for a specific purpose.

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Executive and Director Compensation. Proposals regarding compensation plans are reviewed on a case-by-case basis using a methodology focusing on the transfer of shareholder wealth. Generally, the Manager/Subadvisor will support proposals seeking additional information regarding compensation, but will vote against proposals which set absolute levels on compensation or dictate amount or form of compensation. Generally, the Manager/Subadvisor will also support shareholder “say on pay” proposals.

Subadvisor Proxy Voting Guidelines. The Manager has delegated proxy-voting authority to the Fund’s subadvisor, MacKay Shields. A summary of its proxy voting policies and procedures is provided below.

MacKay Shields has adopted Proxy-Voting Policies and Procedures designed to make sure that where clients have delegated proxy-voting authority to MacKay Shields, proxies are voted in the best interest of such clients without regard to the interests of MacKay Shields or related parties. MacKay Shields currently uses Institutional Shareholder Services, Inc. (“ISS”) to assist in voting client securities. For purposes of the Policy, the “best interests of clients” means, unless otherwise specified by the client, the clients’ best economic interests over the long term – that is, the common interest that all clients share in seeing the value of a common investment increase over time. MacKay Shields has adopted standard proxy voting guidelines, which follow ISS voting recommendations and standard guidelines will vary based on client type and/or investment strategy (e.g., union or non-union voting guidelines, or sustainability voting guidelines).

For those clients who have given us voting authority, we instruct the client’s custodian to send all ballots to ISS and we instruct ISS which guidelines to follow. MacKay Shields votes proxies in accordance with the applicable standard voting guidelines unless MacKay Shields agrees with the client to apply custom guidelines. ISS researches each proxy issue and provides a recommendation to MacKay Shields on how to vote based on such research and its application of the research to the applicable voting guidelines. ISS casts votes in accordance with its recommendation unless a portfolio manager believes that it is in the best interests of the client(s) to vote otherwise. To override a proxy recommendation, a portfolio manager must submit a written override request to the Legal and/or Compliance Department. MacKay Shields has procedures in place to review each such override request for potential material conflicts of interest between clients and MacKay Shields. MacKay Shields will memorialize the basis for any decision to override a recommendation or to abstain from voting, including the resolution of any conflicts of interest.

Fund’s Proxy Voting Record. The Fund is required to file with the SEC its proxy voting record for the 12-month period ending June 30 on Form N-PX. The Fund will provide without charge any shareholder a copy of its proxy voting record for the previous year ended June 30 within three business days of receipt of request, as well as make the proxy voting results available on their website. The most recent Form N-PX is available on the Fund’s website at newyorklifeinvestments.com or on the SEC’s website at www.sec.gov.

REPURCHASE OF FUND SHARES

In order to provide some liquidity to shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Common Shares at net asset value. Although the policy permits repurchases of between 5% and 25% of the Fund’s outstanding Common Shares, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase 10% of the Fund’s outstanding Common Shares at NAV, subject to approval of the Board. Notices of each quarterly repurchase offer are sent to shareholders at least 21 days before the

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“Repurchase Request Deadline” (i.e., the date by which shareholders can tender their Common Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to shareholders between one and three business days after the Repurchase Pricing Date and will distribute such payment no later than 7 calendar days after such date. The Fund’s Common Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Common Shares. Investors should consider Common Shares of the Fund to be an illiquid investment. Accordingly, you may not be able to sell Common Shares when and/or in the amount that you desire. Thus, Common Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and shareholders to special risks.

The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Common Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Restrictions” in this Statement of Additional Information.

In addition, a purchase by the Fund of its Common Shares would decrease the Fund’s total assets which would likely have the effect of increasing the Fund’s expense ratio. Any purchase by the Fund of its Common Shares at a time when Preferred Shares are outstanding will increase the leverage applicable to the outstanding Common Shares then remaining.

See “Principal Risks of the Fund—Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Common Shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see “Tax Matters” below.

In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of its Common Shares on the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company (described below). The Fund cannot assure you that its Board will decide to take or propose any of these actions.

Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.

The Fund does not currently charge a repurchase fee. However, the Fund may charge a repurchase fee of up to 2.00% of the repurchase proceeds, which the Fund would retain to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Common Shares, thus allocating estimated transaction costs to the shareholder whose Common Shares are being repurchased. The Fund may introduce, or modify the amount of, a repurchase fee at any time. The Fund may also waive or reduce the repurchase fee if New York Life Investments determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.

TAX MATTERS

The following discussion is a general summary of material U.S. federal income tax considerations affecting the Fund and its shareholders. The discussion reflects applicable U.S. federal income tax laws as of the date of this statement of additional information, which tax laws may be changed or subject to new interpretations by the courts or the Internal Revenue Service (the “IRS”), possibly with retroactive effect. No attempt is made to present a detailed explanation of all U.S. federal income, estate, gift, state, local or foreign tax considerations affecting the Fund and its shareholders (including shareholders owning large positions in the Fund). The discussion set forth herein does not constitute tax advice. Investors are urged to consult their own tax advisers to determine the specific tax consequences to them of investing in the Fund, including applicable federal, state, local and foreign tax consequences to them or the effect of possible changes in tax laws.

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In addition, no attempt is made to address tax considerations applicable to an investor with a special tax status, such as a financial institution, REIT, insurance company, RIC, individual retirement account, other tax-exempt organization, dealer in securities or currencies, person holding shares of the Fund as part of a hedging, integrated, conversion or straddle transaction or constructive sale, trader in securities that has elected the mark-to-market method of accounting for its securities, U.S. holder (as defined below) whose functional currency is not the U.S. dollar, or investor with “applicable financial statements” within the meaning of section 451 (b) of the Code. Furthermore, this discussion does not reflect possible application of the alternative minimum tax. Unless otherwise noted, this discussion assumes the Fund’s shares are held by U.S. persons and that such shares are held as capital assets.

A “U.S. holder” is a beneficial owner that is for U.S. federal income tax purposes:

●	a citizen or individual resident of the United States (including certain former citizens and former long-term residents);

●

a corporation or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●

a trust with respect to which a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or the trust has made a valid election in effect under applicable U.S. Department of Treasury (“Treasury”) regulations to be treated as a U.S. person.

A “Non-U.S. holder” is a beneficial owner of shares of the Fund that is an individual, corporation, trust or estate and is not a U.S. holder. If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds shares of the Fund, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.

Taxation of the Fund as a RIC

The Fund has elected to be treated as, and to qualify each year for the special tax treatment afforded, a RIC under Subchapter M of the Code. As long as the Fund meets certain requirements that govern the Fund’s source of income, diversification of assets and distribution of earnings to shareholders, the Fund will not be subject to U.S. federal income tax on income distributed (or treated as distributed, as described below) to its shareholders. With respect to the source of income requirement, the Fund must derive in each taxable year at least 90% of its gross income from (1) dividends, interest, payments with respect to certain securities loans, gains from the sale or other disposition of stock, securities or foreign currencies or other income (including, but not limited to, gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies and (2) net income derived from interests in qualified publicly traded partnerships. A qualified publicly traded partnership is generally defined as a publicly traded partnership under section 7704 of the Code, but does not include a publicly traded partnership if 90% or more of its gross income is described in (1) above. For purposes of the income test, the Fund will be treated as receiving directly its share of the gross income of any partnership that is not a qualified publicly traded partnership.

With respect to the diversification of assets requirement, the Fund must diversify its holdings so that, at the end of each quarter of each taxable year, (1) at least 50% of the value of the Fund’s total assets is represented by cash and cash items, U.S. government securities, the securities of other RICs and other securities, with such other securities limited for purposes of such calculation, in respect of any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not more than 10% of the outstanding voting securities of such issuer and (2) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or the securities of other RICs) of any one issuer, the securities (other than the securities of other RICs) of two or more issuers that the Fund controls and that are determined to be engaged in the same, similar or related trades or businesses or the securities of one or more qualified publicly traded partnerships.

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In determining whether the Fund satisfies the gross income test, the character of the Fund’s distributive share of items of income, gain and loss derived through any entity properly treated as a partnership for U.S. federal income tax purposes (other than qualified publicly traded partnerships), including, in general, any unregistered fund, generally will be determined as if the Fund realized its distributive share of such tax items directly. Similarly, for the purpose of the asset diversification test, the Fund, in appropriate circumstances, will “look through” to the assets held by any such partnership.

If the Fund qualifies as a RIC and distributes to its shareholders at least 90% of the sum of (1) its “investment company taxable income,” as that term is defined in the Code (which includes, among other items, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses) without regard to the deduction for dividends paid and (2) the excess of its gross tax-exempt interest, if any, over certain deductions attributable to such interest that are otherwise disallowed, the Fund will be relieved of U.S. federal income tax on any income of the Fund, including long-term capital gains, distributed to shareholders. However, if the Fund retains any investment company taxable income or “net capital gain” (i.e., the excess of net long-term capital gain over net short-term capital loss), it will be subject to U.S. federal income tax at regular corporate federal income tax rates on the amount retained. The Fund intends to distribute at least annually substantially all of its investment company taxable income, net tax-exempt interest and net capital gain. Under the Code, the Fund generally will also be subject to a nondeductible 4% federal excise tax on the undistributed portion of its ordinary income and capital gains if it fails to meet certain distribution requirements with respect to each calendar year. In order to avoid the 4% federal excise tax, the required minimum distribution is generally equal to the sum of (1) 98% of the Fund’s ordinary income (computed on a calendar year basis), (2) 98.2% of the Fund’s capital gain net income (generally computed for the one-year period ending on October 31), and (3) certain amounts from previous years to the extent such amounts have not been treated as distributed or been subject to tax under Subchapter M of the Code. The Fund generally intends to make distributions in a timely manner in an amount at least equal to the required minimum distribution and therefore, under normal conditions, does not currently expect to be subject to this excise tax. In addition, a domestic subsidiary treated as a corporation for U.S. federal income tax purposes generally will be subject to U.S. federal income tax at regular corporate rates on its taxable income, which taxes (and any other taxes borne by subsidiaries) would adversely affect the returns from investments held through the subsidiaries.

Failure to Qualify as a RIC

If the Fund fails to qualify as a RIC in any taxable year, it will be taxed in the same manner as an ordinary corporation on all of its taxable income and gains, and distributions to the Fund’s shareholders will not be deductible by the Fund in computing its taxable income. In such event, the Fund’s distributions, to the extent derived from the Fund’s current or accumulated earnings and profits, would be taxed to shareholders as dividend income. Such distributions would generally be eligible for the dividends received deduction available to corporate shareholders, and non-corporate shareholders would generally be able to treat such distributions as “qualified dividend income” eligible for reduced rates of U.S. federal income taxation, provided in each case that certain holding period and other requirements are satisfied. Distributions in excess of the Fund’s current and accumulated earnings and profits would be treated first as a return of capital to the extent of the shareholders’ tax basis in their Fund shares, and any remaining distributions would be treated as a capital gain. Current earnings and profits are generally treated, for federal income tax purposes, as first being used to pay distributions on preferred shares and then to the extent remaining, if any, to pay distributions on Common Shares. To qualify as a RIC in a subsequent taxable year, the Fund would be required to satisfy the source-of-income, the asset diversification and the annual distribution requirements for that year and distribute any earnings and profits from any year in which the Fund failed to qualify as a RIC. Subject to a limited exception applicable to RICs that qualified as such under the Code for at least one year prior to disqualification and that requalify as a RIC no later than the second year following the nonqualifying year, the Fund would be subject to tax on any unrealized built-in gains in the assets held by it at the time the Fund requalified as a RIC that are recognized within the subsequent five years, unless the Fund made an election to pay corporate-level tax on such built-in gain at the time of its requalification as a RIC. The remainder of this discussion assumes the Fund will qualify for taxation as a RIC.

Taxation of Certain Fund Investments

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Certain bonds acquired by the Fund, such as zero coupon bonds, may be treated as bonds that were originally issued at a discount. Original issue discount represents interest for federal income tax purposes and is generally defined as the difference between the price at which a bond was issued (or the price at which it was deemed issued for federal income tax purposes) and its stated redemption price at maturity. Original issue discount is treated for federal income tax purposes as income earned by the Fund over the term of the bond, and therefore is subject to the distribution requirements of the Code. The annual amount of income earned on such a bond by the Fund generally is determined on the basis of a constant yield to maturity which takes into account the semiannual compounding of accrued interest (including original issue discount). Certain bonds acquired by the Fund may also provide for contingent interest and/or principal. In such a case, rules similar to those for original issue discount bonds would require the accrual of income based on an assumed yield that may exceed the actual interest payments on the bond.

Some of the bonds may be acquired by the Fund on the secondary market at a discount which exceeds the original issue discount, if any, on such bonds. This additional discount constitutes market discount for federal income tax purposes. Any gain recognized on the disposition of any bond having market discount generally will be treated as taxable ordinary income to the extent it does not exceed the accrued market discount on such bond (unless the Fund elects to include market discount in income in the taxable years to which it is attributable). Realized accrued market discount on obligations that pay tax-exempt interest is nonetheless taxable. Generally, market discount accrues on a daily basis for each day the bond is held by the Fund at a constant rate over the time remaining to the bond’s maturity. In the case of any debt instrument having a fixed maturity date of not more than one year from date of issue, the gain realized on disposition will be treated as short-term capital gain.

Some of the bonds acquired by the Fund with a fixed maturity date of one year or less from the date of their issuance may be treated as having original issue discount or, in certain cases, “acquisition discount” (very generally, the excess of a bond’s stated redemption price at maturity over its acquisition price). The Fund will be required to include any such original issue discount or acquisition discount in taxable ordinary income. The rate at which such acquisition discount and market discount accrues, and thus included in the Fund’s investment company taxable income, will depend upon which of the permitted accrual methods the Fund elects.

Where the Fund acquires a bond at a price that exceeds the bond’s stated redemption price at maturity, the bond is considered to have been acquired at a premium which is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds acquired by the Fund, the Fund would reduce the tax basis of the bonds as well as its investment company taxable income by the amount of amortized premium on such bonds. Upon the sale or other disposition of such bonds, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, the Fund is required to reduce its tax basis as well as the amount of tax-exempt interest available for distribution to shareholders as exempt-interest dividends by the amount of such amortized premium.

The application of certain requirements for qualification as a RIC and the application of certain other federal income tax rules may be unclear in some respects in connection with certain investments. As a result, the Fund may be required to limit the extent to which it invests in such investments and it is also possible that the IRS may not agree with the Fund’s treatment of such investments. In addition, the tax treatment of certain investments may be affected by future legislation, Treasury regulations and guidance issued by the IRS (which could apply retroactively) that could affect the timing, character and amount of the Fund’s income and gains and distributions to shareholders, affect whether the Fund has made sufficient distributions and otherwise satisfied the requirements to maintain its qualification as a RIC and avoid federal income and excise taxes or limit the extent to which the Fund may invest in certain investments in the future.

Certain of the Fund’s investment practices are subject to special and complex federal income tax provisions that may, among other things, (1) convert distributions that would otherwise constitute qualified dividend income into ordinary income taxed at the higher rate applicable to ordinary income; (2) treat distributions that would otherwise be eligible for the corporate dividends received deduction as ineligible for such treatment; (3) disallow, suspend or otherwise limit the allowance of certain losses or deductions; (4) convert long-term capital gain into short-term capital gain or ordinary income; (5) convert an ordinary loss or deduction into a capital loss (the deductibility of which is more limited); (6) cause the Fund to recognize income or gain without a corresponding receipt of cash; (7) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur;

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(8) adversely alter the characterization of certain complex financial transactions; and (9) produce income that will not be included in the sources of income from which a RIC must derive at least 90% of its gross income each year. While it may not always be successful in doing so, the Fund will seek to avoid or minimize any adverse tax consequences of its investment practices.

The Fund may be subject to withholding and other taxes imposed by foreign countries, including taxes on interest, dividends and capital gains with respect to its investments in those countries, which would, if imposed, reduce the yield on or return from those investments. Tax treaties between certain countries and the United States may reduce or eliminate such taxes in some cases.

A net capital loss incurred by the Fund may be carried forward for an unlimited period, and may be used to offset future capital gains. Capital losses that are carried forward retain their character as either short-term or long-term capital losses, rather than being considered all short-term capital losses. Accordingly, no capital gain distribution is expected to be paid to shareholders of the Fund to the extent it has capital loss carryforwards until net gains have been realized in excess of such amounts. The Fund cannot carry back or carry forward any net operating losses.

In determining its net capital gain, including also in connection with determining the amount available to support a capital gain dividend, its taxable income and its earnings and profits, the Fund generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion, if any, of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its (i) net ordinary loss, if any, from the sale, exchange or other taxable disposition of property, attributable to the portion, if any, of the taxable year after October 31, and its (ii) other net ordinary loss, if any, attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.

Taxation for U.S. Shareholders

Subject to the discussion below regarding ‘exempt-interest dividends,” distributions of investment company taxable income, including distributions of net short-term capital gains, are generally taxed as ordinary income. Distributions of the Fund’s net capital gains (the excess of net long-term capital gains over net short-term capital losses), if any, reported by the Fund as capital gain dividends, will generally be taxable to shareholders as long-term capital gains, regardless of how long a shareholder has held the Fund’s shares.

The Code permits the character of federally tax-exempt interest distributed by a regulated investment company to “flow through” as “exempt-interest dividends” to its shareholders, provided that 50% or more of the value of its assets at the end of each quarter of its taxable year is invested in state, municipal or other obligations the interest on which is exempt under Section 103(a) of the Code. The Fund intends to satisfy the 50% requirement to permit its distributions of tax-exempt interest to be treated as such for regular federal income tax purposes in the hands of its shareholders. Exempt-interest dividends must be taken into account by individual shareholders in determining whether their income is large enough to result in taxation of up to 85% of their social security benefits and certain railroad retirement benefits. The Fund does not expect that any part of its distributions to shareholders from its investments will qualify for the dividends-received deduction available to corporate shareholders or as “qualified dividend income” to noncorporate shareholders.

Although a significant portion of the distributions by the Fund generally is expected to constitute exempt-interest dividends, the Fund may under certain circumstances invest in obligations the interest from which is fully taxable, or, although exempt from the regular federal income tax, is subject to the alternative minimum tax. Similarly, gains from the sale or exchange of obligations the interest on which is exempt from regular federal income tax will constitute taxable income to the Fund. Taxable income or gain may also arise from securities lending transactions, repurchase agreements and options and futures transactions and from municipal obligations acquired at a market discount. Accordingly, it is possible that a significant portion of the distributions of the Fund will constitute taxable rather than tax-exempt income in the hands of a shareholder. Furthermore, investors should be aware that tax laws may change, and issuers may fail to follow applicable laws, causing a tax-exempt item to become taxable.

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In addition, as discussed below, a sale of shares in the Fund generally will be a taxable event and may result in a taxable gain or loss to a shareholder. Shareholders should be aware that redeeming shares of the Fund after tax-exempt interest has been accrued by the Fund but before that income has been declared as a dividend may be disadvantageous. This is because the gain, if any, on the redemption will be taxable, even though such gains may be attributable in part to the accrued tax-exempt interest which, if distributed to the shareholder as a dividend rather than as redemption proceeds, might have qualified as an exempt-interest dividend.

Exempt-interest dividends, ordinary dividends, if any, and capital gains distributions, if any, from the Fund and any capital gains or losses realized from the sale or exchange of shares may be subject to state and local taxes. However, the portion of a distribution of the Fund’s tax-exempt income that is attributable to state and municipal securities issued within the shareholder’s own state may not be subject, at least in some states, to state or local taxes.

Distributions derived from interest on certain private activity bonds which is exempt from regular federal income tax are treated as a tax preference item and may subject individual shareholders to liability (or increased liability) for the alternative minimum tax.

Opinions relating to the validity of municipal securities and the exemption of interest thereon from federal income tax are rendered by bond counsel to the issuers of bonds held by the Fund. The Fund makes no review of proceedings relating to the issuance of state or municipal securities or the bases of such opinions.

Due to the lack of adequate supply of certain types of tax-exempt obligations and other reasons, various instruments are being marketed which are not “pure” state and local obligations, but which are thought to generate interest excludable from gross income under section 103 of the Code. While the Fund may invest in such instruments, it does not guarantee the tax-exempt status of the income earned thereon or from any other investment. Thus, for example, was the Fund to invest in an instrument thought to give rise to tax-exempt interest but such interest ultimately was determined to be taxable, the Fund might be considered to have invested more than 20% of its assets in taxable instruments. In addition, it is possible in such circumstances that the Fund will not have met the 50% investment threshold, described above, necessary to pay exempt-interest dividends.

Section 147(a) of the Code prohibits exemption from taxation of interest on certain governmental obligations to persons who are “substantial users” (or persons related thereto) of facilities financed thereby. No investigation as to the users of the facilities financed by bonds in the portfolio of the Fund has been made by the Fund. Persons who may be “substantial users” (or “related persons” of substantial users) of facilities financed by private activity bonds should consult their tax advisors before purchasing shares of the Fund since the acquisition of shares of the Fund may result in adverse tax consequences to them.

Interest on indebtedness incurred or continued by a shareholder to purchase or carry shares of the Fund is not deductible to the extent it is deemed related to the Fund’s distributions of exempt-interest dividends.

Income derived by the Fund from taxable investments, including but not limited to securities lending transactions, repurchase transactions, options and futures transactions and investments in commercial paper, bankers’ acceptances and certificates of deposit will be taxable for federal, state and local income tax purposes when distributed to shareholders. Income derived by the Fund from interest on direct obligations of the U.S. government will be taxable for federal income tax purposes when distributed to shareholders but, provided that the Fund meets the requirements of state law and properly designates distributions to shareholders, such distributions may be excludable from income for state personal income tax purposes. A portion of original issue discount relating to stripped municipal securities and their coupons may also be treated as taxable income under certain circumstances. Acquisitions of municipal securities at a market discount may also result in ordinary income and/or capital gains.

Distributions in excess of the Fund’s earnings and profits will be treated by you, first, as a tax-free return of capital, which is applied against and will reduce the adjusted basis of your shares and, after such adjusted basis is reduced to zero, generally will constitute capital gain to you. After the close of its taxable year, the Fund will provide you with information on the federal income tax status of the dividends and distributions you received from the Fund during the year.

Certain distributions reported by the Fund as section 163(j) interest dividends may be treated as interest income by shareholders for purposes of the tax rules applicable to interest expense limitations under Code section 163(j). Such treatment by the shareholder is generally subject to holding period requirements and other potential limitations, although the holding period requirements are generally not applicable to dividends declared by money market funds and certain other funds that declare dividends daily and pay such dividends on a monthly or more frequent basis. The amount that the Fund is eligible to report as a Section 163(j) dividend for a tax year is generally limited to the excess of the Fund’s business interest income over the sum of the Fund’s (i) business interest expense and (ii) other deductions properly allocable to the Fund’s business interest income.

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Sales and other dispositions of the Fund’s shares (including upon a termination of the Fund) generally are taxable events. You should consult your own tax adviser with reference to your individual circumstances to determine whether any particular transaction in the Fund’s shares is properly treated as a sale or exchange for federal income tax purposes and the tax treatment of any gains or losses recognized in such transactions. The sale or other disposition of shares of the Fund generally will result in capital gain or loss to you, equal to the difference between the amount realized and your adjusted basis in the shares sold or exchanged (taking into account any reductions in such basis resulting from prior returns of capital), and will be long-term capital gain or loss if your holding period for the shares is more than one year at the time of sale. Any loss on the sale of shares that have been held for six months or less will be disallowed to the extent of any distribution of exempt-interest dividends received with respect to such shares, unless the shares are of a RIC that declares exempt-interest dividends on a daily basis in an amount equal to at least 90% of its net tax-exempt interest and distributes such dividends on a monthly or more frequent basis. Any loss upon the sale or exchange of shares held for six months or less will be treated as long-term capital loss to the extent of any capital gain dividends you received (including amounts credited as an undistributed capital gain dividend) with respect to such shares. A loss you realize on a sale or exchange of shares of the Fund generally will be disallowed if you acquire other shares of the Fund (whether through the automatic reinvestment of dividends or otherwise) or other substantially identical shares within a 61-day period beginning 30 days before and ending 30 days after the date that you dispose of the shares. In such case, the basis of the shares acquired will be adjusted to reflect the disallowed loss. Present law taxes both long-term and short-term capital gain of corporations at the same rate applicable to ordinary income of corporations. For non-corporate taxpayers, short-term capital gain will currently be taxed at the rate applicable to ordinary income, while long-term capital gain generally will be taxed at the long-term capital gain rates. Capital losses are subject to certain limitations.

For purpose of determining (1) whether the annual distribution requirement to maintain RIC status is satisfied for any year and (2) the amount of capital gain dividends paid for that year, the Fund may, under certain circumstances, elect to treat a distribution that is paid during the following taxable year as if it had been paid during the taxable year in question. If the Fund makes such an election, the U.S. shareholder will still be treated as receiving the distribution in the taxable year in which the distribution is made. However, if the Fund pays you a distribution in January that was declared in the previous October, November or December to shareholders of record on a specified date in one of such months, then such distribution will be treated for federal income tax purposes as being paid by the Fund and received by you on December 31 of the year in which the distribution was declared. A shareholder may elect not to have all distributions automatically reinvested in Fund shares pursuant to the Plan. If a shareholder elects not to participate in the Plan, such shareholder will receive distributions in cash. For taxpayers subject to U.S. federal income tax, all distributions generally will be taxable, as discussed above, regardless of whether a shareholder takes them in cash or they are reinvested pursuant to the Plan in additional shares of the Fund.

If a shareholder’s distributions are automatically reinvested pursuant to the Plan, for U.S. federal income tax purposes, the shareholder generally will be treated as having received a taxable distribution in the amount of the cash dividend that the shareholder would have received if the shareholder had elected to receive cash. Under certain circumstances, however, if a shareholder’s distributions are automatically reinvested pursuant to the Plan and the Plan Agent invests the distribution in newly issued shares of the Fund, the shareholder may be treated as receiving a taxable distribution equal to the fair market value of the shares the shareholder receives.

The Fund intends to distribute substantially all realized capital gains, if any, at least annually. If, however, the Fund were to retain any net capital gain, the Fund may designate the retained amount as undistributed capital gains in a notice to shareholders who, if subject to U.S. federal income tax on long-term capital gains, (1) will be required to include in income as long-term capital gain, their proportionate shares of such undistributed amount and (2) will be entitled to credit their proportionate shares of the federal income tax paid by the Fund on the undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. If such an event occurs, the basis of the shares owned by a shareholder of the Fund will, for U.S. federal income tax purposes, generally be increased by the difference between the amount of undistributed net capital gain included in the shareholder’s gross income and the tax deemed paid by the shareholder.

Backup Withholding

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The Fund is required in certain circumstances to backup withhold at a current rate of 24% on distributions and certain other payments paid to certain holders of the Fund’s shares who do not furnish the Fund with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Medicare Tax

An additional 3.8% tax is imposed on the net investment income of certain individuals with a modified adjusted gross income of over $200,000 ($250,000 in the case of joint filers) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally will include interest, dividends, annuities, royalties, rent, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of shares of the Fund) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. Thus, certain of the Fund’s taxable distributions and gains on the sale of Fund shares to shareholders may be subject to this additional tax.

U.S. Federal Income Tax Considerations for Non-U.S. Shareholders

The following discussion is a general summary of the material U.S. federal income tax considerations applicable to a Non-U.S. holder of Fund shares.

This summary does not purport to be a complete description of the income tax considerations for a Non-U.S. holder. For example, the following does not describe income tax consequences that are assumed to be generally known by investors or certain considerations that may be relevant to certain types of holders subject to special treatment under U.S. federal income tax laws. This summary does not discuss any aspects of U.S. estate or gift tax or state or local tax.

As indicated above, the Fund intends to elect to be treated, and to qualify each year, as a RIC for U.S. federal income tax purposes. This summary is based on the assumption that the Fund will qualify as a RIC in each of its taxable years. Distributions of the Fund’s investment company taxable income to Non-U.S. holders will, except as discussed below, generally be subject to withholding of U.S. federal income tax at a 30% rate (or lower rate provided by an applicable income tax treaty) to the extent of the Fund’s current and accumulated earnings and profits unless such withholding tax is eliminated pursuant to an applicable income tax treaty with the U.S. or the distributions are effectively connected with a U.S. trade or business of the Non-U.S. holder. However, distributions of exempt-interest dividends generally will not be subject to withholding of U.S. federal income tax. In order to obtain a reduced rate of withholding, a Non-U.S. holder will be required to provide the Fund with the applicable IRS Form W-8 certifying its entitlement to benefits under a treaty. The Fund generally will not be required to withhold tax on any amounts paid to a Non-U.S. holder with respect to dividends attributable to “qualified short-term gain” (i.e., the excess of net short-term capital gain over net long-term capital loss) and dividends attributable to certain U.S. source interest income that would not be subject to federal withholding tax if earned directly by a non-U.S. person, provided in each case that such amounts are properly reported by the Fund and the shareholder complies with applicable certification requirements relating to its non-U.S. status. The Fund may choose not to report such amounts.

If the income or gains earned by a Non-U.S. holder from the Fund is considered to be effectively connected with a U.S. trade or business carried on by the Non-U.S. holder, then any dividend or distribution paid to such non-U.S. holder as well as any gains realized by such Non-U.S. holder on the sale or exchange of the Fund’s shares will be subject to U.S. federal income tax at the graduated tax rates applicable to U.S. persons.

Actual or deemed distributions of the Fund’s net capital gains to a Non-U.S. holder, and gains realized by a Non-U.S. holder upon the sale of the Fund’s shares, will, except as described below, generally not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the Non-U.S. holder’s trade or

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business in the U.S., or in the case of a Non-U.S. holder who is an individual, the Non-U.S. holder has been present in the United States for 183 days or more during the taxable year and certain other conditions are satisfied.

If the Fund distributes its net capital gains in the form of deemed rather than actual distributions (which the Fund may do in the future), a Non-U.S. holder may be entitled to a federal income tax credit or tax refund equal to the shareholder’s allocable share of the tax the Fund paid on the capital gains deemed to have been distributed. In order to obtain the refund, the Non-U.S. holder must obtain a U.S. taxpayer identification number and file a federal income tax return even if the Non-U.S. holder would not otherwise be required to obtain a U.S. taxpayer identification number or file a federal income tax return.

A Non-U.S. holder may be subject to information reporting and backup withholding of federal income tax on dividends unless the Non-U.S. holder provides the Fund or the dividend paying agent with an IRS Form W-8BEN (or an acceptable substitute form) or otherwise meets documentary evidence requirements for establishing that it is a Non-U.S. holder or otherwise establishes an exemption from backup withholding. The amount of any backup withholding from a payment to a Non-U.S. holder will be allowed as a credit against such Non-U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is furnished to the IRS.

Non-U.S. persons should consult their own tax advisers with respect to the U.S. federal income tax and withholding tax and state, local and foreign tax consequences of an investment in the shares.

Foreign Account Tax Compliance Act

The Fund generally must obtain information sufficient to identify the status of each of its shareholders under sections 1471-1474 of the Code and the Treasury and IRS guidance issued thereunder (collectively, “FATCA”) or under an applicable intergovernmental agreement (an “IGA”) entered into by the United States and a foreign jurisdiction to implement FATCA. If a shareholder fails to provide this information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold 30% of dividends the Fund pays to that shareholder. If a payment by the Fund is subject to FATCA withholding, the Fund or its agent is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above. The IRS and the Treasury have issued proposed regulations, on which taxpayers may currently rely, providing that the gross proceeds of share redemptions or exchanges and capital gain dividends the Fund pays will not be subject to FATCA withholding. You are encouraged to consult with your own tax adviser regarding the possible implications of FATCA on your investment in Fund shares, including investments through an intermediary. In addition, some foreign countries have implemented and others are considering, and may implement, laws similar in purpose and scope to FATCA.

The foregoing is a general and abbreviated summary of the provisions of the Code and the Treasury regulations in effect as they directly govern the taxation of the Fund and its shareholders. These provisions are subject to change by legislative and administrative action, and any such change may be retroactive. Shareholders are urged to consult their own tax advisers regarding specific questions as to U.S. federal, foreign, state, local income or other taxes based on their particular circumstances.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, Suite 4000, 1735 Market Street, Philadelphia, Pennsylvania 19103-7501, (“KPMG”), has been selected as the independent registered public accounting firm for the Fund. KPMG examines the financial statements of the Fund and may provide other audit, tax, and related services as pre-approved by the Audit Committee.

CUSTODIAN AND TRANSFER AGENT

JPMorgan Chase Bank, National Association (“JPMorgan”) will serve as the Fund’s custodian. The principal business address of JPMorgan is 383 Madison Avenue, New York, New York 10179.

Ultimus Fund Solutions, LLC (“Ultimus” or the “Transfer Agent”) will serve as the Fund’s transfer agent. The principal business address of Ultimus is 225 Pictoria Drive #450, Cincinnati, OH 45246.

50

ADDITIONAL INFORMATION

A Registration Statement on Form N-2, including amendments thereto, relating to the Common Shares of the Fund offered hereby, has been filed by the Fund with the SEC. The Fund’s Prospectus and this SAI do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this SAI as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. Copies of the Registration Statement may be reviewed on the EDGAR database on the SEC’s website at http://www.sec.gov. Prospective investors can also request copies of these materials, upon payment of a duplicating fee, by electronic request at the SEC’s e-mail address (publicinfo@sec.gov).

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS

Management Ownership

As of January 31, 2024, the Trustees and officers of the New York Life Investments Group of Funds as a group owned less than 1% of the outstanding Common Shares of the Fund.

Principal Shareholders and Control Persons

A shareholder who beneficially owns more than 25% of the Fund’s shares is presumed to “control” the Fund, as that term is defined in the 1940 Act, and may have a significant impact on matters submitted to a shareholder vote. A shareholder who beneficially owns more than 50% of the Fund’s outstanding shares may be able to approve proposals, or prevent approval of proposals, including changes to the Fund’s fundamental policies or the terms of the management agreement with the Manager or the subadvisory agreement with the Subadvisor, without regard to votes by other Fund shareholders. As of January 31, 2025, except as noted below in the table, there was no person who owns of record or is known by the Fund to own beneficially 5% or more of any class of the Fund’s outstanding shares (Principal Holders) or 25% or more of the Fund’s outstanding shares (Control Persons), other than New York Life Investments, which provided the initial seed capital for the Fund.

Name/Address of Shareholders	Share Class	Percentage of Class
New York Life Investments Management/ Attn Frank Harte 51 Madison Ave New York, NY 10010	Institutional Class	80.20%

Anthony F Allor TTEE/U/A DTD 03/07/2006 12195 Windchill Way Fenton, MI 48430-3510	Institutional Class	5.02%

New York Life Investments Management/ Attn Frank Harte 51 Madison Ave New York, NY 10010	Class A1 Shares	100%

M.V TTEE U/D 1/21/21 BY M.V/Grantor, & K.V TTEE U/D 1/21/21 By K.V Grantor, TIC Trust 4 Goodwin Dr N Brunswick NJ 08902-4265	Class A2 Shares	6.32%

Charles W Leuth TTEE/U/A DTD 10/28/2004 By Charles W Leuth 19 Cherry Hill Pl Pinehurst NC 28374-8659	Class A2 Shares	6.12%

Mrs Debra W Clarke TTEE/UA/DTD 08/12/2015	Class A2 Shares	6.28%

51

Name/Address of Shareholders	Share Class	Percentage of Class
BY Thomas L Rafferty 625 Boundry Blvd Rotonda West, FL 33947-2037

Michele Olsen And/Lloyd E Olsen Jr TIC 140 S Point Dr Houma LA 70360-7399	Class A2 Shares	6.23%

Julie A Gaskill TTEE/u/A DTD 06/27/2022 By Julie A Gaskill Rev Trust 2360 Dillard Rd Bowling Green KY 42101-7603	Class A2 Shares	10.46%

New York Life Investments Management/ Attn Frank Harte 51 Madison Ave New York, NY 10010	Class A3 Shares	100%

52

FINANCIAL STATEMENTS

The Fund’s audited financial statements appearing in the Fund’s annual report for the period ended October 31, 2024, are incorporated by reference in this Statement of Additional Information and have been so incorporated in reliance upon the report of KPMG, independent registered public accounting firm for the Fund, whose report is included in such annual shareholder report. The annual shareholder report is available upon request and without charge by calling 833-401-8899 or by visiting newyorklifeinvestments.com/contact-us.

53

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

1.	Financial Statements:

Part A: Financial highlights for the fiscal period from March 25, 2024 to October 31, 2024

Part B: The Registrant’s Financial Statements and the report of the Registrant’s independent public accounting firm included in the Registrant’s annual report for the fiscal period March 25, 2024 to October 31, 2024, are incorporated by reference into Part B of this Registration Statement in the section entitled “Financial Statements.”

2.	Exhibits:
a.	Charter.

(i)	Certificate of Trust – Previously filed as Exhibit (a)(i) to the Registrant’s Initial Registration Statement on Form N-2 on September 7, 2023*
(ii)	Amended and Restated Declaration of Trust – Filed herewith

b.	Amended and Restated By-Laws – Filed herewith

c.	None.

d.	Multiple Class Plan – Previously filed as Exhibit (d) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on March 19, 2024*

e.	Dividend Reinvestment Plan – Previously filed as Exhibit (e) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on March 19, 2024*

f.	Not applicable.

g.	Investment Advisory Contracts.

(i)

Management Agreement between Registrant and New York Life Investment Management LLC – Previously filed as Exhibit (g)(i) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on March 19, 2024*

(ii)

Subadvisory Agreement between Registrant and MacKay Shields LLC – Previously filed as Exhibit (g)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on March 19, 2024*

h.	Underwriting Contracts.

(i)	Distribution Agreement – Previously filed as Exhibit (h)(i) to Pre-Effective amendment No. 2 to the Registrant’s Registration Statement on March 19, 2024*
(ii)	Distribution and Service Plan for Class A1 – Previously filed as Exhibit (h)(ii) to Pre-Effective amendment No. 2 to the Registrant’s Registration Statement on March 19, 2024*
(iii)	Distribution and Service Plan for Class A2 – Previously filed as Exhibit (h)(iii) to Pre-Effective amendment No. 2 to the Registrant’s Registration Statement on March 19, 2024*
(iv)	Distribution and Service Plan for Class A3 – Previously filed as Exhibit (h)(iv) to Pre-Effective amendment No. 2 to the Registrant’s Registration Statement on March 19, 2024*
(v)	Form of Soliciting Dealer Agreement – Previously filed as Exhibit (h)(v) to Pre-Effective amendment No. 2 to the Registrant’s Registration Statement on March 19, 2024*

i.	Not applicable.

j.

Custodian Agreement between Registrant and Custodian is incorporated by reference to Exhibit (g)(4) to Post Effective Amendment No. 164 to the MainStay Funds Trust’s (File No. 333-160918) Registration Statement on Form N-1A, as filed on March 22, 2021*

(i)	Amendment dated January 3, 2024 – Previously filed as Exhibit (j)(i) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on February 5, 2024*
(ii)	Amendment dated April 9, 2024 – Filed herewith
(iii)	Amendment dated July 5, 2024 – Filed herewith
(iv)	Amendment dated September 5, 2024 – Filed herewith
(v)	Amendment dated December 18, 2024 – Filed herewith

k.	Other Material Contracts

(i)	Transfer Agency and Service Agreement – Previously filed as Exhibit (k)(i) to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on March 25, 2024*
(ii)	Expense Limitation Agreement – Previously filed as Exhibit (k)(ii) to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 on March 19, 2024*

l.	Opinion and Consent of Dechert LLP – Filed herewith

m.	Not applicable.

n.	Consent of Independent Registered Public Accounting Firm – Filed herewith

o.	Not applicable.

p.	Subscription Agreement – Previously filed as Exhibit (p) to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 on February 5, 2024*

q.	Not applicable.

r.	Code of Ethics.

(i)	Code of Ethics of New York Life Investments dated December 2024 – Filed herewith

s.	Powers of Attorney – Previously filed as Exhibit (s) to Registrant’s Initial Registration Statement on Form N-2 on September 7, 2023*

*	Incorporated by Reference

Item 26. Marketing Arrangements

See Distribution Agreement which is filed as Exhibit (h)(1) to this Registration Statement

Item 27. Other Expenses of Issuance and Distribution

Not applicable

Item 28. Persons Controlled by or Under Common Control

Not applicable.

Item 29. Number of Holders of Securities

As of January 31, 2025, the number of record holders of the Registrant was:

Title of Class	Number of Record Holders
Class I Shares	37
Class A-1 Shares	1
Class A-2 Shares	70
Class A-3 Shares	1

Item 30. Indemnification

The New York Life Investments Group of Funds, which includes NYLI CBRE Global Infrastructure Megatrends Term Fund, NYLI MacKay DefinedTerm Muni Opportunities Fund,New York Life Investments Funds Trust, New York Life Investments VP Funds Trust and New York Life Investments Funds, maintains a joint directors and officers/errors and omissions (“D&O/E&O”) liability insurance policy and joint independent directors liability (“IDL”) insurance policy. The D&O/E&O liability insurance policy covers all of the directors and officers of the New York Life Investments Group of Funds and the IDL insurance policy covers the independent directors only. Subject to the terms, conditions and retentions of the policies, insured persons are covered for claims made against them while acting in their official capacities with the New York Life Investments Group of Funds.

Article VII of NYLI MacKay Muni Income Opportunities Fund’s (the “Trust”) Declaration of Trust states as follows:

Section 3. Indemnification.

(a)

For purposes of this Section 3 and Section 5 of this Article VII and any related provisions of the By-laws, “Agent” means any Person who is, was or becomes an employee or other agent of the Trust who is not a Covered Person; “Proceeding” means any threatened, pending or completed claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including appeals); and “liabilities” and “expenses” include, without limitation, attorneys’ fees, costs, judgments, amounts paid in settlement, fines, penalties and all other liabilities whatsoever.

(b)	Subject to the exceptions and limitations contained in this Section, as well as any procedural requirements set forth in the By-Laws:

(i)

every person who is, has been, or becomes a Trustee or officer of the Trust (hereinafter referred to as a “Covered Person”) shall be indemnified by the Trust to the fullest extent permitted by law against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been such a Trustee or officer, and against amounts paid or incurred by him in the settlement thereof;

(ii)

every Person who is, has been, or becomes an Agent of the Trust may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been an Agent, and against amounts paid or incurred by him in the settlement thereof;

(iii)

every Person who is serving or has served at the request of the Trust as a director, officer, partner, trustee, employee, agent or fiduciary of another domestic or foreign corporation, partnership, joint venture, trust, other enterprise or employee benefit plan (“Other Position”) and who was or is a party or is threatened to be made a party to any Proceeding by reason of alleged acts or omissions while acting within the scope of his or her service in such Other Position, may, upon due approval of the Trustees (including a majority of the Trustees who are not Interested Persons of the Trust), be indemnified by the Trust, to the fullest extent permitted by law, against any and all liabilities and expenses reasonably incurred or paid by him in connection with the defense of any Proceeding in which he becomes involved as a party or otherwise by virtue of his being or having held such Other Position, and against amounts paid or incurred by him in the settlement thereof;

(c)

Without limitation of the foregoing and subject to the exceptions and limitations set forth in this Section, as well as any procedural requirements set forth in the By-Laws, the Trust shall indemnify each Covered Person who was or is a party or is threatened to be made a party to any Proceedings, by reason of alleged acts or omissions within the scope of his or her service as a Covered Person, against judgments, fines, penalties, settlements and reasonable expenses (including attorneys’ fees) actually incurred by him in connection with such proceeding to the maximum extent consistent with state law and the 1940 Act.

(d)

No indemnification shall be provided hereunder to any Person who shall have been adjudicated by a court or body before which the proceeding was brought (i) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (collectively, “Disabling Conduct”) or (ii) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust.

(e)

With respect to any Proceeding disposed of (whether by settlement, pursuant to a consent decree or otherwise) without an adjudication by the court or other body before which the Proceeding was brought, no indemnification shall be provided to a Trustee, officer, Agent or other Person unless there has been a dismissal of the Proceeding by the court or other body before which it was brought for insufficiency of evidence of any Disabling Conduct with which such Trustee, officer, Agent or other Person has been charged or a determination that such Trustee, officer, Agent or other Person did not engage in Disabling Conduct:

(i)	by the court or other body before which the Proceeding was brought;
(ii)

by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the Proceeding based upon a review of readily available facts (as opposed to a full trial-type inquiry); or

(iii)	by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).

(f)

The Trust’s financial obligations arising from the indemnification provided herein or in the By-Laws (i) may be insured by policies maintained by the Trust; (ii) shall be severable; (iii) shall not be exclusive of or affect any other rights to which any Person may now or hereafter be entitled; and (iv) shall continue as to a Person who has ceased to be subject to indemnification as provided in this Section as to acts or omissions that occurred while the Person was indemnified as provided herein and shall inure to the benefit of the heirs, executors and administrators of such Person. Nothing contained herein shall affect any rights to indemnification to which Trust personnel, other than Covered Persons, may be entitled, and other persons may be entitled by contract or otherwise under law.

(g)

Expenses of a Person entitled to indemnification hereunder in connection with the defense of any Proceeding of the character described in paragraphs (a) and (b) above may be advanced by the Trust from time to time prior to final disposition thereof upon receipt of an undertaking by or on behalf of such Person that such amount will be paid over by him to the Trust if it is ultimately determined that he is not entitled to indemnification under this Section 3; provided, however, that either (i) such Person shall have provided appropriate security for such undertaking, (ii) the Trust is insured against losses arising out of any such advance payments, or (iii) either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a trial-type inquiry or full investigation), that there is reason to believe that such Person will be found entitled to indemnification under Section 3.

Section 5. Insurance.

The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Trust assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Person entitled to indemnification from the Trust in connection with any proceeding in which he or she may become involved by virtue of his or her capacity or former capacity entitling him or her to indemnification hereunder.

In addition, each Trustee has entered into a written agreement with the Registrant pursuant to which the Registrant is contractually obligated to indemnify the Trustees to the fullest extent permitted by law and by the Declaration of Trust and By-Laws of the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 31. Business and Other Connections of Investment Adviser

The information in the prospectus under the caption “Management of the Fund—Manager and Subadvisor” and the Statement of Additional Information under the caption “Management of the Fund—Trustees and Officers” is hereby incorporated by reference.

Item 32. Location of Accounts and Records

Certain accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended, and the Rules promulgated thereunder are maintained at the offices of New York Life Insurance Company, 51 Madison Avenue, New York, NY 10010, at the officer of the Registrant and Manager, 30 Hudson Street, Jersey City, New Jersey 07302. The Subadvisor’s address is MacKay Shields LLC, 299 Park Ave, 32nd Floor, New York, NY 10171. Records relating to the duties of the custodian are maintained by JPMorgan Chase Bank, National Association at 383 Madison Avenue, New York, New York 10179. Records relating to the duties of the transfer agent are maintained by Ultimus Fund Solutions, LLC at 225 Pictoria Drive #450, Cincinnati, OH 45246.

Item 33. Management Services

  Not applicable.

Item 34. Undertakings

1.   The Registrant undertakes to suspend the offering of its shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.   Not applicable.

3.   The Registrant undertakes:

(a) to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

1.  to include any prospectus required by Section 10(a)(3) of the Securities Act;

2. to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Filing Fee Tables” table in the effective registration statement; and

3. to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(b) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;

(c) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d) that, for the purpose of determining liability under the Securities Act to any purchaser:

1. Not applicable;

2. if the Registrant is subject to Rule 430C [17 CFR 230.430C]: each prospectus filed pursuant to Rule 424(b) under the Securities Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A under the Securities Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

1.   any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the Securities Act;

2.  free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

3.  the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the Securities Act [17 CFR 230.482] relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

4.  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.   The Registrant undertakes that:

(a) Not applicable; and

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

5.   Not applicable.

6.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7.   The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that this Post-Effective Amendment No. 2 to its Registration Statement meets all of the requirements for effectiveness under Rule 486(b) and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York in the State of New York, on the 25th day of February, 2025.

NYLI MacKay Muni Income Opportunities Fund

By:	/s/ Kirk C. Lehneis
Kirk C. Lehneis
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Capacity	Date

/s/ Kirk C. Lehneis	President and Principal Executive Officer	February 25, 2025
Kirk C. Lehneis

/s/ Naïm Abou-Jaoudé*	Trustee	February 25, 2025
Naïm Abou-Jaoudé

/s/ Susan B. Kerley*	Trustee	February 25, 2025
Susan B. Kerley

/s/ David H. Chow*	Trustee	February 25, 2025
David H. Chow

/s/ Karen Hammond*	Trustee	February 25, 2025
Karen Hammond

/s/ Alan R. Latshaw*	Trustee	February 25, 2025
Alan R. Latshaw

/s/ Jacques P. Perold *	Trustee and Chairman of the Board	February 25, 2025
Jacques P. Perold

/s/ Richard S. Trutanic*	Trustee	February 25, 2025
Richard S. Trutanic

/s/ Jack R. Benintende	Treasurer and Principal Financial and	February 25, 2025
Jack R. Benintende	Principal Accounting Officer

By /s/ J. Kevin Gao	Secretary	February 25, 2025
J. Kevin Gao
As Attorney-in-Fact

*	Pursuant to Powers of Attorney previously filed.

EXHIBIT INDEX

(a)(ii)	Amended and Restated Declaration of Trust
(b)	Amended and Restated By-Laws
(j)(ii)	Amendment to the Custodian Agreement dated April 9, 2024
(j)(iii)	Amendment to the Custodian Agreement dated July 5, 2024
(j)(iv)	Amendment to the Custodian Agreement dated September 5, 2024
(j)(v)	Amendment to the Custodian Agreement dated December 18, 2024
(l)	Opinion and Consent of Dechert LLP
(n)	Consent of Independent Registered Public Accounting Firm
(r)(i)	Code of Ethics of New York Life Investments dated December 2024